Trinity Industries, Inc. ANNUAL REPORT 2009





Trinity Industries, Inc. is a multi-industry company that owns a variety of market-leading businesses which provide products and services to the industrial, energy, transportation, and construction sectors.

Trinity's businesses provide capital goods and services ranging from railcars to barges, concrete to propane tanks, highway guardrail to structural wind towers, railcar parts to crash cushions and railcar leasing and management services. Trinity's vision is to be a premier, multi-industry growth company that generates superior earnings and returns resulting in exceptional shareholder value. Trinity expects to accomplish this through:

- the strength of our businesses' market leadership positions
- the depth of our operational expertise
- the quality and talents of our people
- a commitment to excellence and continuous improvement

Trinity's businesses are market leaders.


TILX
620648

TrinityRail® represents the combined resources of the leading manufacturer in North America of railcars and a leading provider of railcar leasing and management services.



Trinity Marine Products, Inc. is a leading U.S. manufacturer of inland barges and fiberglass barge covers.



Trinity Containers, LLC is a leading producer in North America of propane tanks.



McConway & Torley, LLC is the largest railcar coupling device manufacturer in North America.



Trinity Highway Products, LLC and Energy Absorption Systems, Inc. are leading U.S. manufacturers of highway products.



Trinity Industries de Mexico, using the brand name TATSA®, is a leading propane tank manufacturer in Mexico.



Standard Forged Products, LLC is the largest railcar axle manufacturer in North America.



Transit Mix Concrete & Materials Company, Trinity Materials, Inc., and Armor Materials, Inc. are leading suppliers of concrete, aggregates, and asphalt.



Trinity Structural Towers, Inc. is a leading manufacturer in North America of structural wind towers.



Trinity's Five Business Segments



TRINITY'S RAIL GROUP

Trinity's rail manufacturing companies offer the most diversified rail industry product line available in North America. They are the largest volume producers in North America of freight cars, tank cars, railcar axles, and coupling devices.

Trinity North American Freight Car, Inc. manufactures a full line of freight cars, including covered and open hoppers, gondolas, auto carriers, box cars, and intermodal cars. Trinity Tank Car, Inc. produces a full line of tank cars that transport liquefied and pressurized commodities.

Trinity's three railcar parts companies include Standard Forged Products, LLC, which manufactures railcar axles; McConway & Torley, LLC, which manufactures coupling devices; and Trinity Parts & Components, LLC, which manufactures and sells replacement railcar parts and components.


TILX
636978

TRINITY'S RAILCAR LEASING AND MANAGEMENT SERVICES GROUP

Trinity's Railcar Leasing and Management Services Group includes Trinity Industries Leasing Company (TILC), a leading provider of comprehensive rail industry services including railcar leasing, management, and administration.

Trinity's Railcar Leasing and Management Services Group provides flexible leasing and service options that allow customers to focus on their core businesses. TILC offers a variety of railcar leasing alternatives, including full service, net, and per diem leases on either new Trinity railcars or railcars from TILC's lease fleet.

TILC also offers management and administrative services that include regulatory compliance, rail fleet optimization, asset and inventory management, and railcar maintenance and repair. Sales and marketing activities for all of Trinity's rail-related businesses are coordinated under *TrinityRail*, providing a single point of contact for customers seeking rail equipment and services.



TRINITY'S INLAND BARGE GROUP

Trinity's Inland Barge Group includes Trinity Marine Products, Inc., a leading manufacturer of barges used to transport cargo on U.S. inland waterways.

Trinity Marine Products manufactures dry cargo barges, including flat-deck and hopper barges, that are used to transport a variety of products including grain, coal, and aggregates. Trinity Marine Products also manufactures tank barges that carry petroleum, fertilizer, ethanol, chemicals, and other liquid cargoes. It is the largest U.S. manufacturer of fiberglass hopper barge covers used primarily on grain barges. Under the brand name Nabrico®, Trinity Marine Products provides a full line of deck hardware to the marine industry, including hatches, castings, and winches for towboats and dock facilities.



TRINITY'S ENERGY EQUIPMENT GROUP

Trinity's Energy Equipment Group includes leading manufacturers of structural wind towers and propane tanks.

Trinity Structural Towers, Inc. is a leading manufacturer of structural wind towers for the energy industry in North America. Trinity Structural Towers has manufacturing facilities in the United States and Mexico and partners with Trinity's trucking company to provide logistical support and transportation services to wind tower customers.

Trinity Containers, LLC is a leading manufacturer of propane tanks in North America. The company's product line includes storage tanks, tanks for residential use, spherical tanks, cylinders, LPG transport barrels, and custom containers for a wide variety of products and applications. Trinity Industries de Mexico, using the brand name TATSA®, is a leading propane tank manufacturer in Mexico. Trinity Heads, Inc. produces tank heads for a variety of containers and railcars.



TRINITY'S CONSTRUCTION PRODUCTS GROUP

Trinity's Construction Products Group includes leading suppliers of concrete and aggregates in Texas and neighboring states and leading manufacturers of highway guardrail and crash cushions, truck-mounted attenuators, and flexible post delineators.

Transit Mix Concrete & Materials Company is a leading concrete and materials supplier in Texas. It also has plants in Arkansas and Louisiana. Trinity Materials, Inc., a leading producer and distributor of aggregates, owns mining operations in Texas, Arkansas, and Louisiana that produce sand, gravel, and limestone base. Armor Materials, Inc. is a leading provider in East Texas of asphalt construction and base products mixed to customer specifications.

Trinity Highway Products, LLC is the only full-line manufacturer of highway guardrail and crash cushions in the United States. Its product lines feature several proprietary products including end terminals, crash cushions, and a cable barrier guardrail system. Energy Absorption Systems, Inc. is a leading provider of crash cushions, truck-mounted attenuators, flexible post delineators, and other transportation products.



TRINITY ACQUIRES QUIXOTE CORPORATION







We were pleased to announce in 2010 the acquisition of Quixote Corporation, a leading manufacturer of highway products. We have long admired Quixote's global reach and innovative products which complement those manufactured by Trinity Highway Products, LLC. The combined expertise of these two companies will benefit our customers by driving innovation and breakthrough designs of new highway products. Quixote Corporation has been renamed Energy Absorption Systems, Inc., a widely recognized brand within the highway products industry.

LETTER TO OUR SHAREHOLDERS

We continue to streamline our annual report as part of an enterprise-wide cost reduction program. You can read the annual shareholder letter at **www.trin.net/shareholderletter**.

CEO and CFO Certifications

In 2009, Trinity's chief executive officer (CEO) provided to the New York Stock Exchange the annual CEO certification regarding Trinity's compliance with the New York Stock Exchange's corporate governance listing standards. In addition, Trinity's CEO and chief financial officer filed with the U.S. Securities and Exchange Commission all required certifications regarding the quality of Trinity's public disclosures in its fiscal 2009 reports.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 10-K

(Mark One)

☑ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 1-6903

Trinity Industries, Inc.

(Exact name of registrant as specified in its charter)

Delaware	**75-0225040**
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)
2525 Stemmons Freeway, Dallas, Texas	**75207-2401**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(214) 631-4420**

Securities Registered Pursuant to Section 12(b) of the Act

Title of each class	Name of each exchange on which registered
Common Stock ($1.00 par value)	**New York Stock Exchange, Inc.**

Securities registered Pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑ No ☐

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☑

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☑ Accelerated filer ☐ Non-accelerated filer ☐ Smaller reporting company ☐

(Do not check if a smaller reporting company)

Indicate by check mark whether the Registrant is a shell company. Yes ☐ No ☑

The aggregate market value of voting and non-voting common equity held by non-affiliates computed by reference to the price at which the common equity was last sold as of the last business day of the Registrant's most recently completed second fiscal quarter (June 30, 2009) was $1,048.2 million.

At January 31, 2010 the number of shares of common stock outstanding was 79,198,883.

The information required by Part III of this report, to the extent not set forth herein, is incorporated by reference from the Registrant's definitive 2010 Proxy Statement.

TRINITY INDUSTRIES, INC.

FORM 10-K

TABLE OF CONTENTS



SEC MAIL PROCESSING
RECEIVED
APR 0 2 2010
WASH, D.C.
205
SECTION



SEC MAIL PROCESSING
RECEIVED
APR 05 2010
WASH, D.C.
205
SECTION

PART I

Item 1. ***Business.***

General Development of Business. Trinity Industries, Inc., ("Trinity", "Company", "we", or "our") headquartered in Dallas, Texas, is a multi-industry company that owns a variety of market-leading businesses which provide products and services to the industrial, energy, transportation, and construction sectors. Trinity was incorporated in 1933.

Trinity became a Delaware Corporation in 1987. Our principal executive offices are located at 2525 Stemmons Freeway, Dallas, Texas 75207-2401, our telephone number is 214-631-4420, and our Internet website address is www.trin.net.

Financial Information About Industry Segments. Financial information about our industry segments for the years ended December 31, 2009, 2008, and 2007 is presented in Part II, Item 7 "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Narrative Description of Business. We manufacture and sell railcars and railcar parts in addition to leasing railcars to our customers through a captive leasing business, Trinity Industries Leasing Company ("TILC"). We also manufacture and sell inland barges, structural wind towers, concrete and aggregates, asphalt, highway products, structural steel components used in infrastructure projects, tank containers, and a variety of steel parts.

We serve our customers through the following five business groups:

Rail Group. Through wholly owned subsidiaries, our Rail Group is the leading freight railcar manufacturer in North America ("Trinity Rail Group" or "Rail Group"). We provide a full complement of railcars used for transporting a wide variety of liquids, gases, and dry cargo.

Trinity Rail Group offers a complete array of railcar solutions to our customers. We manufacture a full line of railcars, including:

- *Auto Carrier Cars* — Auto carrier cars transport automobiles and a variety of other vehicles.
- *Box Cars* — Box cars transport products such as food products, auto parts, wood products, and paper.
- *Gondola Cars* — Rotary gondola cars are primarily used for coal service. Top-loading gondola cars transport a variety of other heavy bulk commodities such as scrap metals and steel products.
- *Hopper Cars* — Covered hopper cars carry cargo such as grain, distillers dried grain, dry fertilizer, plastic pellets, and cement. Open-top hoppers are most often used to haul coal and aggregates.
- *Intermodal Cars* — Intermodal cars transport intermodal containers and trailers, which are generally interchangeable among railcar, truck, and ship.
- *Specialty Cars* — Specialty cars are designed to address the special needs of a particular industry or customer, such as waste-hauling gondolas, side dump cars, and pressure differential cars used to haul fine grain food products such as starch and flour.
- *Tank Cars* — Tank cars transport products such as liquefied petroleum products, alcohol and renewable fuels, liquid fertilizer, and food and grain products such as vegetable oil and corn syrup.

We produce the widest range of railcars in the industry allowing us to capitalize on changing industry trends and developing market opportunities. We also provide a variety of railcar components for the North American market from our plants in the United States and Mexico. We manufacture and sell railcar parts used in manufacturing and repairing railcars, such as auto carrier doors and accessories, discharge gates, yokes, couplers, axles, and hitches. We also have two repair and coating facilities located in Texas.

Our customers include railroads, leasing companies, and shippers of products, such as utilities, petrochemical companies, grain shippers, and major construction and industrial companies. We compete against five major railcar manufacturers in the North American market.

For the year ended December 31, 2009, we shipped approximately 9,100 railcars, or approximately 42% of total North American railcar shipments. As of December 31, 2009, our Rail Group backlog was approximately $195.4 million consisting of approximately 2,320 railcars. The railcar backlog dollar value as of December 31, 2009 was as follows:

	As of December 31, 2009
	(in millions)
External Customers	$ 75.6
Leasing Group	119.8
Total	$ 195.4

The total amount of the backlog dedicated to the Leasing Group was supported by lease agreements with external customers. The final amount dedicated to the Leasing Group may vary by the time of delivery.

We hold patents of varying duration for use in our manufacture of railcars and components. We believe patents offer a marketing advantage in certain circumstances. No material revenues are received from licensing of these patents.

Railcar Leasing and Management Services Group. Through wholly owned subsidiaries, primarily TILC, we provide operating leases for tank cars and freight cars. Our Railcar Leasing and Management Services Group ("Leasing Group") is a provider of leasing and management services and an important strategic resource that uniquely links our Rail Group with our customers. Trinity's Rail Group and TILC coordinate sales and marketing activities under the registered trade name *TrinityRail®*, thereby providing a single point of contact for railroads and shippers seeking solutions to their rail equipment and service needs.

Our railcars are leased to shippers and railroads. These companies span the petroleum, chemical, agricultural, and energy industries, among others. Substantially all of our railcars are manufactured by our Rail Group. The terms of our railcar leases generally vary from one to twenty years and provide for fixed monthly rentals. A small percentage of our fleet is leased on a per diem basis. As of December 31, 2009, our lease fleet included approximately 50,090 owned or leased railcars that were 97.8% utilized. Of this total, approximately 38,810 railcars were owned by TILC and approximately 11,280 railcars were financed in sale leaseback transactions.

In addition, we manage railcar fleets on behalf of third parties. We believe our railcar fleet management services complement our leasing business by generating stable fee income, strengthening customer relationships, and enhancing the view of Trinity as a leading provider of railcar products and services.

Our railcar leasing business competes against a number of well-established entities that are also in the business of leasing railcars.

Construction Products Group. Through wholly owned subsidiaries, our Construction Products Group produces concrete, aggregates, and asphalt and manufactures highway products as well as other steel products for infrastructure related projects. Many of these lines of business are seasonal and revenues are impacted by weather conditions.

We are a leader in the supply of ready mix concrete in certain areas of Texas. We also have plant locations in Arkansas and Louisiana. Our customers for concrete include contractors and subcontractors in the construction and foundation industry who are located near our plant locations. We also distribute construction aggregates, such as crushed stone, sand and gravel, asphalt rock, and recycled concrete in several regions of Texas as well as smaller operations in Arkansas and Louisiana. Our aggregates customers are primarily other concrete producers, paving contractors, and other consumers of aggregates. We compete with ready mix concrete producers and aggregate producers located in the regions where we operate. We produce and sell asphalt material to state agencies and contractors for road surface and repair.

In highway products, we are the only full line producer of guardrails, crash cushions, and other protective barriers that dissipate the force of impact in collisions between vehicles and fixed roadside objects. Based on revenues, we believe we are the largest highway guardrail manufacturer in the United States, with a comprehensive nationwide guardrail supply network. The Federal Highway Administration, which determines which products are eligible for federal funds for highway projects, has approved most of our products as acceptable permanent and construction zone highway hardware according to requirements of the National Cooperative Highway Research Program.

Our crash cushions and other protective barriers include multiple proprietary products manufactured through various product license agreements with certain public and private research organizations and inventors. We hold patents and are a licensee for certain of our guardrail and end-treatment products that enhance our competitive position for these products.

We sell highway products in Canada, Mexico, and all 50 of the United States. We compete against several national and regional guardrail manufacturers. We also export our proprietary highway products to certain other countries.

Inland Barge Group. Through wholly owned subsidiaries, our Inland Barge Group is the leading manufacturer of inland barges in the United States and the largest manufacturer of fiberglass barge covers. We manufacture a variety of dry cargo barges, such as deck barges, and open or covered hopper barges that transport various commodities, such as grain, coal, and aggregates. We also manufacture tank barges used to transport liquid products. Our fiberglass reinforced lift covers are used primarily for grain barges while our rolling covers are used for other bulk commodities. Our four barge manufacturing facilities are located along the United States inland river systems allowing for rapid delivery to our customers. Our barge order backlog as of December 31, 2009 was approximately $318.8 million.

Our primary Inland Barge customers are commercial marine transportation companies. Many companies have the capability to enter into, and from time to time do enter into, the inland barge manufacturing business. We strive to compete through operational efficiency and quality products.

Energy Equipment Group. Through wholly owned subsidiaries, our Energy Equipment Group manufactures structural wind towers, tank containers and tank heads for pressure vessels, tank heads for non-pressure vessels, and propane tanks.

We are a leading manufacturer of structural wind towers in North America for use in the wind energy market. These towers are manufactured in the United States and Mexico to customer specifications and installed by our customers. Our customers are generally turbine producers. Our structural wind towers order backlog as of December 31, 2009 was approximately $1.1 billion.

We are a leading manufacturer of tank containers and tank heads for pressure and non-pressure vessels. We manufacture tanks in the United States and Mexico. We market a portion of our products in Mexico under the brand name of TATSA®.

We manufacture tank heads, which are pressed metal components used in the manufacturing of many of our finished products. We manufacture the tank heads in various shapes, and we produce pressure rated or non-pressure rated tank heads, depending on their intended use. We use a significant portion of the tank heads we manufacture in the production of our tank cars and containers. We also sell our tank heads to a broad range of other manufacturers. There is strong competition in the tank heads business.

We manufacture propane tanks that are used by industrial plants, utilities, residences, and small businesses in suburban and rural areas. We also manufacture fertilizer containers for bulk storage, farm storage, and the application and distribution of anhydrous ammonia. Our propane tank products range from 9-gallon tanks for motor fuel use to 1,800,000-gallon bulk storage spheres. We sell our propane tanks to propane dealers and large industrial users. In the United States we generally deliver the containers to our customers who install and fill the containers. Our competitors include large and small manufacturers of tanks.

There are a number of well-established entities that actively compete with us in the business of manufacturing energy equipment including several domestic and foreign manufacturers of structural wind towers for the North American market.

All Other. All Other includes our captive insurance and transportation companies; legal, environmental, and upkeep costs associated with non-operating facilities; other peripheral businesses; and the change in market valuation related to ineffective commodity hedges.

Foreign Operations. Trinity's foreign operations are primarily located in Mexico. Continuing operations included sales to foreign customers, primarily in Mexico, which represented 3.4%, 3.1%, and 1.9% of our consolidated revenues for the years ended December 31, 2009, 2008, and 2007, respectively. As of December 31, 2009, 2008, and 2007, we had approximately 5.1%, 5.0%, and 6.0%, respectively, of our long-lived assets not held for sale located outside the United States.

We manufacture railcars, propane tank containers, tank heads, structural wind towers, and other parts at our Mexico facilities for local consumption as well as for export to the United States and other countries. Any material change in the quotas, regulations, or duties on imports imposed by the United States government and its agencies or on exports imposed by the government of Mexico or its agencies could adversely affect our operations in Mexico. Our foreign activities are also subject to various other risks of doing business in foreign countries, including currency fluctuations, political changes, changes in laws and regulations, and economic instability. Although our operations have not been materially affected by any of these factors to date, any substantial disruption of business as it is currently conducted could adversely affect our operations at least in the short term.

Backlog. As of December 31, 2009, our backlog for new railcars was approximately $195.4 million, approximately $318.8 million for Inland Barge products, and approximately $1.1 billion for structural wind towers. The railcar backlog as of December 31, 2009 and 2008 was as follows:

	As of December 31,	
	2009	2008
	(in millions)	
External Customers	$ 75.6	$ 285.3
TRIP Leasing	—	124.3
Leasing Group	119.8	312.8
Total	$ 195.4	$ 722.4

The total amount of the backlog dedicated to the Leasing Group was supported by lease agreements with external customers.

Approximately half of our railcar backlog is expected to be delivered in the 12 months ending December 31, 2010 with the remainder in 2011. The majority of our backlog for barges is expected to be delivered in the 12 months ending December 31, 2010. For multi-year barge orders, the deliveries for 2010 are included in the backlog at this time; deliveries beyond 2010 are not included in the backlog if specific production quantities for future years have not been determined. The backlog for structural wind towers is expected to be evenly delivered over the years ending December 31, 2010, 2011, and 2012.

As of December 31, 2008, our backlog for new railcars was approximately $722.4 million, approximately $527.8 million for Inland Barge products, and approximately $1.4 billion for structural wind towers.

Marketing. We sell substantially all of our products and services through our own sales personnel operating from offices in multiple locations in the United States as well as Canada, Mexico, and Sweden. We also use independent sales representatives to a limited extent.

Raw Materials and Suppliers.

Railcar Specialty Components and Steel. Products manufactured at our railcar manufacturing facilities require a significant supply of raw materials such as steel, as well as numerous specialty components such as brakes, wheels, axles, side frames, bolsters, and bearings. Specialty components and steel purchased from third parties comprise approximately 50% of the production cost of each railcar. Although the number of alternative suppliers of specialty components has declined in recent years, at least two suppliers continue to produce most components. However, any unanticipated interruption in the supply chain of specialty components would have an impact on both our margins and production schedules.

The principal material used in our Rail, Inland Barge, and Energy Equipment Groups is steel. During 2009, the supply of steel was sufficient to support our manufacturing requirements. Market steel prices were extremely volatile and rose significantly during most of 2008 before eventually declining and leveling off at the end of 2008. Generally we are able to mitigate this volatility through contract purchases and existing supplier commitments. Steel prices may continue to be volatile in part as a result of scrap surcharges assessed by steel production facilities and other market factors. We often use price escalation clauses and other arrangements with our customers to reduce the impact of this volatility, thus minimizing the effect on our operating margins for the year.

In general, we believe there is enough capacity in the supply industry to meet current production levels. We believe the existing contracts and other relationships we have in place will meet our current production forecasts. However, any unanticipated interruption in our supply chain could have an adverse impact on both our margins and production schedules.

Aggregates. Aggregates can be found throughout the United States, and many producers exist nationwide. However, as a general rule, shipments from an individual quarry are limited in geographic scope because the cost of transporting processed aggregates to customers is high in relation to the value of the product itself. We operate 14 mining facilities strategically located in Texas, Arkansas, and Louisiana to fulfill some of our needs for aggregates.

Cement. Cement required for the concrete and aggregates business is received primarily from Texas and overseas. In 2009, the supply of cement was sufficient in our markets to meet demand. We have not experienced difficulties supplying concrete to our customers.

Employees. The following table presents the approximate breakdown of employees by business group:

Business Group	December 31, 2009
Rail Group	1,530
Construction Products Group	1,530
Inland Barge Group	1,400
Energy Equipment Group	2,160
Railcar Leasing and Management Services Group	80
All Other	280
Corporate	220
	7,200

As of December 31, 2009, approximately 5,640 employees were employed in the United States and approximately 1,560 employees were employed in Mexico.

Acquisitions and Divestitures. See Note 2 of the Notes to Consolidated Financial Statements.

Environmental Matters. We are subject to comprehensive federal, state, local, and foreign environmental laws and regulations relating to the release or discharge of materials into the environment; the management, use, processing, handling, storage, transport, and disposal of hazardous and non-hazardous waste and materials; and other activities relating to the protection of human health and the environment. Such laws and regulations not only expose us to liability for our own acts, but also may expose us to liability for the acts of others or for our actions which were in compliance with all applicable laws at the time these actions were taken. In addition, such laws may require significant expenditures to achieve compliance, and are frequently modified or revised to impose new obligations. Civil and criminal fines and penalties may be imposed for non-compliance with these environmental laws and regulations. Our operations that involve hazardous materials also raise potential risks of liability under common law.

Environmental operating permits are, or may be, required for our operations under these laws and regulations. These operating permits are subject to modification, renewal, and revocation. We regularly monitor and review our operations, procedures, and policies for compliance with our operating permits and related laws and regulations. Despite these compliance efforts, risk of environmental liability is inherent in the operation of our businesses, as it is with other companies engaged in similar businesses. We believe that our operations and facilities, whether owned, managed, or leased, are in substantial compliance with applicable environmental laws and regulations and that any non-compliance is not likely to have a material adverse effect on our operations or financial condition.

However, future events, such as changes in, or modified interpretations of, existing environmental laws and regulations or enforcement policies, or further investigation or evaluation of the potential health hazards associated with our products, business activities, or properties, may give rise to additional compliance and other costs that could have a material adverse effect on our financial condition and operations.

In addition to environmental laws, the transportation of commodities by railcar or barge raises potential risks in the event of a derailment, spill, or other accident. Generally, liability under existing law in the United States for a derailment, spill, or other accident depends on the negligence of the party, such as the railroad, the shipper, or the manufacturer of the barge, railcar, or its components. However, under certain circumstances strict liability concepts may apply.

Governmental Regulation.

Railcar Industry. The primary regulatory and industry authorities involved in the regulation of the railcar industry are the Environmental Protection Agency; the Research and Special Programs Administration and the Federal Railroad Administration, both divisions of the United States Department of Transportation; and the Association of American Railroads.

These organizations establish rules and regulations for the railcar industry, including construction specifications and standards for the design and manufacture of railcars and railcar parts; mechanical, maintenance, and related standards for railcars; safety of railroad equipment, tracks, and operations; and packaging and transportation of hazardous materials.

We believe that our operations are in substantial compliance with these regulations. We cannot predict whether any future changes in these rules and regulations could cause added compliance costs that could have a material adverse effect on our financial condition or operations.

Inland Barge Industry. The primary regulatory and industry authorities involved in the regulation of the inland barge industry are the United States Coast Guard; the United States National Transportation Safety Board; the United States Customs Service; the Maritime Administration of the United States Department of Transportation; and private industry organizations such as the American Bureau of Shipping. These organizations establish safety criteria, investigate vessel accidents, and recommend safety standards. Violations of these laws and related regulations can result in substantial civil and criminal penalties as well as injunctions curtailing operations.

We believe that our operations are in substantial compliance with applicable laws and regulations. We cannot predict whether future changes that affect compliance costs would have a material adverse effect on our financial condition and operations.

Highway Products. The primary regulatory and industry authorities involved in the regulation of highway products business are the United States Department of Transportation, the Federal Highway Administration, and various state highway departments.

These organizations establish certain standards and specifications related to the manufacture of our highway products. If our products were found not to be in compliance with these standards and specifications, we would be required to re-qualify our products for installation on state and national highways.

We believe that our highway products are in substantial compliance with all applicable standards and specifications. We cannot predict whether future changes in these standards and specifications would have a material adverse effect on our financial condition and operations.

Occupational Safety and Health Administration and Similar Regulations. Our operations are subject to regulation of health and safety matters by the United States Occupational Safety and Health Administration. We believe that we employ appropriate precautions to protect our employees and others from workplace injuries and harmful exposure to materials handled and managed at our facilities. However, claims may be asserted against us for work-related illnesses or injury, and our operations may be adversely affected by the further adoption of occupational health and safety regulations in the United States or in foreign jurisdictions in which we operate. While we do not anticipate having to make material expenditures in order to remain in substantial compliance with health and safety laws and regulations, we are unable to predict the ultimate cost of compliance. Accordingly, there can be no assurance that we will not become involved in future litigation or other proceedings or if we were found to be responsible or liable in any litigation or proceeding, that such costs would not be material to us.

Other Matters. To date, we have not suffered any material shortages with respect to obtaining sufficient energy supplies to operate our various plant facilities or transportation vehicles. Future limitations on the availability or consumption of petroleum products, particularly natural gas for plant operations and diesel fuel for vehicles, could have a material adverse effect upon our ability to conduct our business. The likelihood of such an occurrence or its duration, and its ultimate effect on our operations, cannot be reasonably predicted at this time.

Executive Officers of the Company.

The following table sets forth the names and ages of all of our executive officers, their positions and offices presently held by them, the year each person first became an executive officer, and the term of each person's office:

Name(1)	Age	Office	Officer Since	Term Expires
Timothy R. Wallace	56	Chairman, President, and Chief Executive Officer	1985	May 2010
William A. McWhirter II	45	Senior Vice President and Chief Financial Officer	2005	May 2010
D. Stephen Menzies	54	Senior Vice President and Group President	2001	May 2010
Mark W. Stiles	61	Senior Vice President and Group President	1993	May 2010
Madhuri A. Andrews	43	Vice President, Information Technology	2008	May 2010
Donald G. Collum	61	Vice President, Chief Audit Executive	2005	May 2010
Andrea F. Cowan	47	Vice President, Human Resources and Shared Services	2001	May 2010
Virginia C. Gray, Ph.D.	50	Vice President, Organizational Development	2007	May 2010
John M. Lee	49	Vice President, Business Development	1994	May 2010
James E. Perry	38	Vice President, Finance and Treasurer	2005	May 2010
S. Theis Rice	59	Vice President, Chief Legal Officer	2002	May 2010
Mary E. Henderson	51	Corporate Controller	2009	May 2010

(1) Ms. Andrews joined us in 2008 as Vice President, Information Technology and brings over 10 years of experience driving technological improvements at global companies in a variety of industries. Since January 2002, she led the information technology organization for Maxim Integrated Products, Inc., a major semiconductor design and manufacturing company. Prior to that, she led the information technology organization for the Americas division of STMicroelectronics NV, a global semiconductor company for five years. Dr. Gray joined us in 2007 and was appointed Vice President, Organizational Development. Prior to that, she was President of Vehicles of Change, a consulting firm focused on improving organizational effectiveness. Dr. Gray has more than 13 years of experience in the field of Industrial/Organizational Psychology. All of the other above-mentioned executive officers have been in full time employment of Trinity or its subsidiaries for more than five years. Although the titles of certain such officers have changed during the past five years, all have performed essentially the same duties during such period of time with the exception of Mr. McWhirter, Mr. Menzies, Mr. Perry, and Ms. Henderson. Mr. McWhirter joined the Company in 1985 and held various accounting positions until 1992, when he became a business group officer. In 1999, he was elected to a corporate position as Vice President for Mergers and Acquisitions. In 2001, he was named Executive Vice President of a business group. In March 2005, he became Vice President and Chief Financial Officer and in 2006, Senior Vice President and Chief Financial Officer. Mr. Menzies joined us in 2001 as President of Trinity Industries Leasing Company. In 2006, he became Senior Vice President and Group President for *TrinityRail®*. Mr. Perry joined Trinity in 2004 and was appointed its Treasurer in April 2005. Mr. Perry was named a Vice President of Trinity in 2006 and appointed its Vice President, Finance in 2007. Ms. Henderson joined us in 2003 as Director of Financial Reporting. She was named Assistant Corporate Controller in 2005 and Corporate Controller in 2009.

Item 1A. *Risk Factors.*

There are risks and uncertainties that could cause our actual results to be materially different from those indicated by forward-looking statements that we make from time to time in filings with the Securities and Exchange Commission ("SEC"), news releases, reports, proxy statements, registration statements, and other written communications, as well as oral forward-looking statements made from time to time by representatives of our Company.

These risks and uncertainties include, but are not limited to, the risks described below. Additional risks and uncertainties not presently known to us or that we currently deem immaterial but that which may become material in the future also may impair our business operations. The cautionary statements below discuss important factors that could cause our business, financial condition, operating results, and cash flows to be materially adversely affected. Accordingly, readers are cautioned not to place undue reliance on the forward-looking statements contained herein. We undertake no obligations to update or revise publicly any forward-looking statements, whether as a result of new information, future events, or otherwise.

Negative global economic conditions could continue to result in a decrease in our revenues and an increase in our operating costs, which could adversely affect our business and operating results. If the current global economic downturn continues, many of our customers may continue to delay or reduce their purchases of railcars, barges, and wind towers. If the negative conditions in the global credit markets continue to prevent our customers' access to credit, product orders may continue to decrease which could result in lower revenues. Likewise, if our suppliers continue to face challenges in obtaining credit, in selling their products, or otherwise in operating their businesses, they may become unable to continue to offer the materials we use to manufacture our products. These actions could continue to result in reductions in our revenues, increased price competition, and increased operating costs, which could adversely affect our business results of operations and financial condition.

Negative global economic conditions may lead to cancellations or delays in our backlog. The continued lack of stability in the global economy, current conditions in the global credit markets, volatility in the ethanol industry, and/or adverse changes in the financial condition of certain third party lessees could possibly lead to cancellations or delays of backlog orders.

The cyclical nature of our business results in lower revenues during economic downturns. We operate in cyclical industries. Downturns in overall economic conditions usually have a significant adverse effect on cyclical industries due to decreased demand for new and replacement products. Decreased demand could result in lower sales volumes, lower prices, and/or a loss of profits. The railcar, barge, and wind energy industries have previously experienced deep down cycles and at such times operated with a minimal backlog.

The economic and financial crisis experienced by the United States economy during 2009 and 2008 has impacted our businesses. New orders for railcars and barges continued to drop significantly in 2009 as the transportation industry saw a significant decline in the shipment of freight. The 2010 outlook for the transportation industry is for continued weakness. Orders for structural wind towers have been slow since mid-2008 when green energy companies experienced tightened credit markets coupled with lower prices for electricity and natural gas sales. The slowdown in the residential and commercial construction markets impacted our Construction Products Group as well. We continually assess our manufacturing capacity and take steps to align our production capacity with demand. As a result of our assessment, we have adapted to the rapid decline in market conditions by reducing our production footprint and staffing levels.

Litigation claims could increase our costs and weaken our financial condition. We are currently, and may from time to time be, involved in various legal proceedings arising out of our operations. Adverse outcomes in some or all of these claims could result in significant monetary damages against us that could increase our costs and weaken our financial condition. While we maintain reserves for reasonably estimable liability and liability insurance at coverage levels based upon commercial norms in our industries, our reserves may be inadequate to cover the uninsured portion of claims or lawsuits or any future claims or lawsuits arising from our businesses for which we are judged liable. Any such claims or lawsuits could have a material adverse effect on our business, operations or overall financial condition.

Increases in the price and demand for steel and other component parts could lower our margins and profitability. The principal material used in our Rail, Inland Barge, and Energy Equipment Groups is steel. During 2009, the supply of steel was sufficient to support our manufacturing requirements. Market steel prices were extremely volatile and rose significantly during most of 2008 before eventually declining and leveling off at the end of 2008. We were able to mitigate the majority of this volatility through contract purchases and existing supplier commitments. Steel prices may continue to be volatile in part as a result of scrap surcharges assessed by steel production facilities and other market factors. We often use price escalation clauses and other arrangements with our customers to reduce the impact of this volatility, thus minimizing the effect on our operating margins for the year.

In general, we believe there is enough capacity in the supply industry to meet current production levels. We believe the existing contracts and other relationships we have developed will meet our current production forecasts. However, any unanticipated interruption in our supply chain could have an adverse impact on both our margins and production schedules.

We have potential exposure to environmental liabilities, which may increase costs and lower profitability. Our operations are subject to extensive federal, state, local, and foreign environmental laws and regulations, including those dealing with air quality and the handling and disposal of waste products, fuel products, and hazardous substances. In particular, we may incur investigation, remediation, and related expenses related to property conditions that we inherited after acquiring older manufacturing facilities that were constructed and operated before the adoption of current environmental laws. Further, some of the products we manufacture are used to transport hazardous materials.

Although we conduct due diligence inquiries and analysis with respect to environmental matters in connection with acquisitions, we may be unable to identify or be indemnified for all potential environmental liabilities relating to any acquired business. Environmental liabilities incurred by us, if not covered by adequate insurance or indemnification, will increase our respective costs and have a negative impact on our profitability.

We operate in highly competitive industries. We may not be able to sustain our market leadership positions which may impact our financial results. We face aggressive competition in all geographic markets and each industry sector in which we operate. As a result, competition on pricing, product performance and service is often intense. The effect of this competition could reduce our revenues and operating profits, limit our ability to grow, increase pricing pressure on our products, and otherwise affect our financial results.

If we are unable to obtain refinancing for existing debt as it matures or if our railcar leasing subsidiary is unable to obtain acceptable long-term financing of its railcar lease fleet, our lenders may foreclose on the portion of our lease fleet that secures our warehouse facility. In general, the ability to refinance maturing debt is significant to our leasing group's operations. TILC, our wholly owned captive leasing subsidiary, uses borrowings under a warehouse facility to initially finance the railcars it purchases from our rail manufacturing business. Borrowings under the warehouse facility are secured by the specific railcars financed by such borrowings and the underlying leases. The warehouse facility is non-recourse to us and to our subsidiaries other than Trinity Rail Leasing Warehouse Trust ("TRLWT"), a qualified subsidiary of TILC that is the borrower under the warehouse facility. Borrowings under the warehouse facility are available through February 2011, and unless renewed would be payable in three equal installments in August 2011, February 2012, and August 2012. A decline in the value of the railcars securing borrowings under the warehouse facility or in the creditworthiness of the lessees under the associated leases could reduce TRLWT's ability to obtain long-term financing for such railcars. Additionally, fluctuations in interest rates from the time TRLWT purchases railcars with short-term borrowings under the warehouse facility and the time TRLWT obtains permanent financing for such railcars could decrease our profitability on the leasing of the railcars and could have an adverse impact on our financial results. If TRLWT is unable to obtain long-term financing to replace borrowings under the warehouse facility, Trinity may decide to satisfy TRLWT's indebtedness under the warehouse facility or the lenders under the warehouse facility may foreclose on the portion of TRLWT's lease fleet pledged to secure this facility. As of December 31, 2009, there was $141.4 million of indebtedness outstanding and $333.6 million was available under the warehouse facility.

We may be unable to re-market leased railcars on favorable terms, which could result in lower lease utilization rates and reduced revenues. The profitability of our railcar leasing business is dependent in part on our ability to re-lease or sell railcars we own upon the expiration of existing lease terms, the default of leases or bankruptcy of third party lessees. Our ability to re-lease or sell leased railcars profitably is dependent upon several factors, including, among others:

- the cost of and demand for newer or specific use models;
- the availability in the market generally of other used or new railcars;
- the degree of obsolescence of leased railcars;
- the prevailing market and economic conditions, including interest and inflation rates;

- the need for refurbishment;
- the cost of materials and labor; and
- the volume of railcar traffic.

A downturn in the industries in which our lessees operate and decreased demand for railcars could also increase our exposure to re-market risk because lessees may demand shorter lease terms, requiring us to re-market leased railcars more frequently. Furthermore, the resale market for previously leased railcars has a limited number of potential buyers. Our inability to re-lease or sell leased railcars on favorable terms could result in lower lease utilization rates and reduced revenues.

Fluctuations in the supply of component parts used in the production of our railcar-related and structural wind towers products could have a material adverse effect on our ability to cost-effectively manufacture and sell our products. A significant portion of our business depends on the adequate supply of numerous specialty components at competitive prices for the railcar business such as brakes, wheels, side frames, bolsters, and bearings as well as flanges for the wind towers business. We depend on third-party suppliers for a significant portion of our component part needs. Specialty components comprise a significant portion of the production cost of each railcar we manufacture. Due to consolidations and challenging industry conditions, the number of alternative suppliers of specialty components has declined in recent years, though generally a minimum of two suppliers continue to produce each type of component we use in our products. While we endeavor to be diligent in contractual relationships with our suppliers, a significant decrease in the availability of specialty components could materially increase our cost of goods sold or prevent us from manufacturing our products on a timely basis.

Reductions in the availability of energy supplies or an increase in energy costs may increase our operating costs. We use natural gas at our manufacturing facilities and use diesel fuel in vehicles to transport our products to customers and to operate our plant equipment. Over the past three years, prices for natural gas have fluctuated significantly. An outbreak or escalation of hostilities between the United States and any foreign power and, in particular, a prolonged armed conflict in the Middle East, could result in a real or perceived shortage of petroleum and/or natural gas, which could result in an increase in the cost of natural gas or energy in general. Hurricanes or other natural disasters could result in a real or perceived shortage of petroleum and/or natural gas, which could result in an increase in natural gas prices or general energy costs. Speculative trading in energy futures in the world markets could also result in an increase in natural gas and general energy cost. Future limitations on the availability or consumption of petroleum products and/or an increase in energy costs, particularly natural gas for plant operations and diesel fuel for vehicles and plant equipment, could have an adverse effect upon our ability to conduct our business cost effectively.

Our manufacturer's warranties expose us to potentially significant claims. Depending on the product, we warrant against manufacturing defects due to our workmanship and certain materials pursuant to express limited contractual warranties. Accordingly, we may be subject to significant warranty claims in the future such as multiple claims based on one defect repeated throughout our mass production process or claims for which the cost of repairing or replacing the defective part is highly disproportionate to the original cost of the part. These types of warranty claims could result in costly product recalls, significant repair costs, and damage to our reputation.

Increasing insurance claims and expenses could lower profitability and increase business risk. The nature of our business subjects us to product liability, property damage, and personal injury claims, especially in connection with the repair and manufacture of products that transport hazardous, toxic or volatile materials. We maintain reserves for reasonably estimable liability claims and liability insurance coverage at levels based upon commercial norms in the industries in which we operate and our historical claims experience. Over the last several years, insurance carriers have raised premiums for many companies operating in our industries. Increased premiums may further increase our insurance expense as coverage expires or otherwise cause us to raise our self-insured retention. If the number or severity of claims within our self-insured retention increases, we could suffer costs in excess of our reserves. An unusually large liability claim or a string of claims based on a failure repeated throughout our mass production process may exceed our insurance coverage or result in direct damages if we were unable or elected not to insure against certain hazards because of high premiums or other reasons. In addition, the availability of, and our ability to collect on, insurance coverage is often subject to factors beyond our control. Moreover, any accident or incident involving us, even if we are fully insured or not held to be liable, could negatively affect our reputation among customers and the public, thereby making it more difficult for us to compete effectively, and could significantly affect the cost and availability of insurance in the future.

Risks related to our operations outside of the United States could decrease our profitability. Our operations outside of the United States are subject to the risks associated with cross-border business transactions and activities. Political, legal, trade, or economic changes or instability could limit or curtail our respective foreign business activities and operations. Some foreign countries where we operate have regulatory authorities that regulate railroad safety, railcar design and railcar component part design, performance, and manufacture of equipment used on their railroad systems. If we fail to obtain and maintain certifications of our railcars and railcar parts within the various foreign countries where we operate, we may be unable to market and sell our railcars in those countries. In addition, unexpected changes in regulatory requirements, tariffs and other trade barriers, more stringent rules relating to labor or the environment, adverse tax consequences, and price exchange controls could limit operations and make the manufacture and distribution of our products difficult. Furthermore, any material change in the quotas, regulations, or duties on imports imposed by the United States government and agencies, or on exports by the government of Mexico or its agencies, could affect our ability to export products that we manufacture in Mexico.

Because we do not have employment contracts with our key management employees, we may not be able to retain their services in the future. Our success depends on the continued services of our key management employees, none of whom currently have employment agreements with us. Although we have historically been successful in retaining the services of our key management, we may not be able to do so in the future. The loss of the services of one or more key members of our management team could result in increased costs associated with attracting and retaining a replacement and could disrupt our operations and result in a loss of revenues.

Repercussions from terrorist activities or armed conflict could harm our business. Terrorist activities, anti-terrorist efforts, and other armed conflict involving the United States or its interests abroad may adversely affect the United States and global economies and could prevent us from meeting our financial and other obligations. In particular, the negative impacts of these events may affect the industries in which we operate. This could result in delays in or cancellations of the purchase of our products or shortages in raw materials or component parts. Any of these occurrences could have a material adverse impact on our operating results, revenues, and costs.

Violations of or changes in the regulatory requirements applicable to the industries in which we operate may increase our operating costs. We are subject to extensive regulation by governmental regulatory and industry authorities. Our railcar operations are subject to regulation by the United States Environmental Protection Agency; the Research and Special Programs Administration and the Federal Railroad Administration, both divisions of the United States Department of Transportation; and the Association of American Railroads. These organizations establish rules and regulations for the railcar industry, including construction specifications and standards for the design and manufacture of railcars; mechanical, maintenance, and related standards for railcars; safety of railroad equipment, tracks, and operations; and packaging and transportation of hazardous or toxic materials. Future changes that affect compliance costs may have a material adverse effect on our financial condition and operations.

Our Inland Barge operations are subject to regulation by the United States Coast Guard; the National Transportation Safety Board; the United States Customs Service; the Maritime Administration of the United States Department of Transportation; and private industry organizations such as the American Bureau of Shipping. These organizations establish safety criteria, investigate vessel accidents and recommend improved safety standards. Violations of these regulations and related laws can result in substantial civil and criminal penalties as well as injunctions curtailing operations.

Our Construction Products Group business is subject to regulation by the United States Department of Transportation, the Federal Highway Administration, and various state highway departments. These organizations establish certain standards and specifications related to the manufacture of our highway products. If our products were found to be not in compliance with these standards and specifications, we would be required to re-qualify our products for installation on state and national highways.

Our operations are also subject to regulation of health and safety matters by the United States Occupational Safety and Health Administration. We believe that we employ appropriate precautions to protect our employees and others from workplace injuries and harmful exposure to materials handled and managed at our facilities. However, claims that may be asserted against us for work-related illnesses or injury, and the further adoption of occupational health and safety regulations in the United States or in foreign jurisdictions in which we operate could increase our operating costs. We are unable to predict the ultimate cost of compliance with these health and safety laws and regulations. Accordingly, there can be no assurance that we will not become involved in future litigation, investigations, or other proceedings or if we were found to be responsible or liable in any litigation, investigations, or proceedings, that such costs would not be material to us.

We may be required to reduce the value of our long-lived assets and/or goodwill, which would weaken our financial results. We periodically evaluate for potential impairment the carrying values of our long-lived assets to be held and used. The carrying value of a long-lived asset to be held and used is considered impaired when the carrying value is not recoverable through undiscounted future cash flows and the fair value of the asset is less than the carrying value. Fair value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risks involved or market quotes as available. Impairment losses on long-lived assets held for sale are determined in a similar manner, except that fair values are reduced commensurate with the estimated cost to dispose of the assets. In addition, goodwill is required to be tested for impairment annually, or on an interim basis, whenever events or circumstances change, indicating that the carrying amount of the goodwill might be impaired. The goodwill impairment test is a two-step process requiring the comparison of a reporting unit's estimated fair value with the carrying amount of its net assets. Step two of the impairment test determines the amount of goodwill impairment to be recorded when a reporting unit's recorded net assets exceed its fair value. We perform this test for our five principal business segments, considered to be "reporting units": (1) the Rail Group, (2) the Construction Products Group, (3) the Inland Barge Group, (4) the Energy Equipment Group, and (5) the Railcar Leasing and Management Services Group. Due to an overall market decline for products in the Rail Group during the second quarter of 2009, we concluded that indications of impairment required an interim goodwill impairment analysis. Accordingly, we tested the Rail Group's goodwill for impairment as of June 30, 2009 and recorded a charge of $325 million during the second quarter of 2009. See Note 9 of the Notes to Consolidated Financial Statements for further explanation and results of this test. Any resulting impairment loss related to reductions in the value of our long-lived assets or our goodwill could weaken our financial condition and results of operations.

We may incur increased costs due to fluctuations in interest rates and foreign currency exchange rates. We are exposed to risks associated with fluctuations in interest rates and changes in foreign currency exchange rates. We seek to minimize these risks, when considered appropriate, through the use of interest rate hedges and similar financial instruments and other activities, although these measures may not be implemented or effective. Any material and untimely changes in interest rates or exchange rates could result in significant losses to us.

Railcars as a significant mode of transporting freight could decline, become more efficient over time, experience a shift in types of modal transportation and/or certain railcar types could become obsolete. As the freight transportation markets we serve continue to evolve and become more efficient, the use of railcars may decline in favor of other more economic transportation modalities. Features and functionality specific to certain railcar types could result in those railcars becoming obsolete as customer requirements for freight delivery change.

Business, regulatory, and legal developments regarding climate change may affect the demand for our products or the ability of our critical suppliers to meet our needs. The Company has followed the current debate over climate change in general, and the related science, policy discussion, and prospective legislation. Additionally, the potential challenges and opportunities for the Company that climate change policy and legislation may pose, have been reviewed. However, any such challenges or opportunities are heavily dependent on the nature and degree of climate change legislation and the extent to which it applies to our industries. At this time, the Company cannot predict the ultimate impact of climate change and climate change legislation on the Company's operations or opportunities. Potential opportunities could include greater demand for wind towers and certain types of rail cars, while potential challenges could include decreased demand for certain types of rail cars and higher energy costs. Further, when or if these impacts may occur cannot be assessed until scientific analysis and legislative policy are more developed and specific legislative proposals begin to take shape.

Additional Information. Our Internet website address is www.trin.net. Information on the website is available free of charge. We make available on our website our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and any amendments thereto, as soon as reasonably practicable after such material is filed with, or furnished to, the SEC. The contents of our website are not intended to be incorporated by reference into this report or in any other report or document we file and any reference to our website is intended to be an inactive textual reference only.

Item 1B. ***Unresolved Staff Comments.***

None.

Item 2. *Properties.*

We principally operate in various locations throughout the United States and in Mexico. Our facilities are considered to be in good condition, well maintained, and adequate for our purposes. The productive capacity utilized represents the percentage for all of 2009.

	Approximate Square Feet		Productive Capacity Utilized
	Owned	Leased	
Rail Group	5,450,173	152,016	27%
Construction Products Group	1,027,000	—	67%
Inland Barge Group	911,800	81,000	78%
Energy Equipment Group	1,264,761	247,580	72%
Executive Offices	173,000	2,300	N/A
	8,826,734	482,896	

Item 3. *Legal Proceedings.*

See Note 18 of the Notes to Consolidated Financial Statements.

Item 4. *Submission of Matters to a Vote of Security Holders.*

None.

PART II

Item 5. ***Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.***

Our common stock is traded on the New York Stock Exchange under the ticker symbol "TRN". The following table shows the closing price range of our common stock by quarter for the years ended December 31, 2009 and 2008.

	Prices	
Year Ended December 31, 2009	**High**	**Low**
Quarter ended March 31, 2009	$ 17.90	$ 6.47
Quarter ended June 30, 2009	16.95	9.57
Quarter ended September 30, 2009	19.07	12.01
Quarter ended December 31, 2009	19.45	16.35
Year Ended December 31, 2008	**High**	**Low**
Quarter ended March 31, 2008	$ 31.09	$ 22.34
Quarter ended June 30, 2008	40.85	25.05
Quarter ended September 30, 2008	38.80	25.73
Quarter ended December 31, 2008	25.31	10.14

Our transfer agent and registrar as of December 31, 2009 was American Stock Transfer & Trust Company.

Holders

At December 31, 2009, we had approximately 1,957 record holders of common stock. The par value of the common stock is $1.00 per share.

Dividends

Trinity has paid 183 consecutive quarterly dividends. The quarterly dividend was increased to $0.08 per common share effective with the July 2008 dividend payment, an increase of over 14% as compared to the April 2008 dividend payment. Quarterly dividends declared by Trinity for the years ended December 31, 2009 and 2008 are as follows:

	Year Ended December 31,	
	2009	**2008**
Quarter ended March 31,	$ 0.08	$ 0.07
Quarter ended June 30,	0.08	0.08
Quarter ended September 30,	0.08	0.08
Quarter ended December 31,	0.08	0.08
Total	$ 0.32	$ 0.31

Recent Sales of Unregistered Securities

None.

Performance Graph

The following Performance Graph and related information shall not be deemed "soliciting material" or to be "filed" with the SEC, nor shall such information be incorporated by reference into any future filing under the Securities Act of 1933 or Securities Exchange Act of 1934, each as amended, except to the extent that the Company specifically incorporates it by reference into such filing.

The following graph compares the Company's cumulative total stockholder return (assuming reinvestment of dividends) during the five-year period ended December 31, 2009 with an overall stock market index (New York Stock Exchange index) and the Company's peer group index (Dow Jones Commercial Vehicles & Trucks Index). The data in the graph assumes $100 was invested on December 31, 2004.

COMPARISON OF 5-YEAR CUMULATIVE TOTAL RETURN AMONG TRINITY INDUSTRIES, INC., DJ COMMERCIAL VEHICLES & TRUCKS and NYSE MARKET INDEX



$250.00
$200.00
$150.00
$100.00
$50.00
$0.00
DOLLARS
12/31/2004
12/31/2005
12/31/2006
12/31/2007
12/31/2008
12/31/2009
Trinity Industries, Inc.
DJ Commercial Vehicles & Trucks
NYSE Market Index

ASSUMES $100 INVESTED ON Dec. 31, 2004
ASSUMES DIVIDEND REINVESTED
FISCAL YEAR ENDING DEC. 31, 2008

	2004	2005	2006	2007	2008	2009
Trinity Industries, Inc.	100	130	157	125	72	81
Dow Jones Commercial Vehicles & Trucks Index	100	109	140	203	98	143
New York Stock Exchange Index	100	109	132	143	87	112

Issuer Purchases of Equity Securities

This table provides information with respect to purchases by the Company of shares of its common stock during the quarter ended December 31, 2009:

Period	Number of Shares Purchased (1)	Average Price Paid per Share (1)	Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs (2)	Maximum Number (or Approximate Dollar Value) of Shares (or Units) that May Yet Be Purchased Under the Plans or Programs (2)
October 1, 2009 through October 31, 2009	640	$18.57	—	$132,536,481
November 1, 2009 through November 30, 2009	262	$19.37	—	$132,536,481
December 1, 2009 through December 31, 2009	2,074	$18.48	—	$132,536,481
Total	2,976	$18.58	—	$132,536,481

(1) These columns include the following transactions during the three months ended December 31, 2009: (i) the deemed surrender to the Company of 340 shares of common stock to pay the exercise price in connection with the exercise of employee stock options, (ii) the surrender to the Company of 1,828 shares of common stock to satisfy tax withholding obligations in connection with the vesting of restricted stock issued to employees, and (iii) the purchase of 808 shares of common stock by the Trustee for assets held in a non-qualified employee profit sharing plan trust.

(2) On December 8, 2009, the Company's Board of Directors authorized an extension of its stock repurchase program. This extension allows for the repurchase of the Company's common stock through December 31, 2010. The repurchase program originally commenced in 2007 with an authorization of $200 million. No shares were repurchased under this program for the three months ended December 31, 2009. Since the inception of this program through December 31, 2009, the Company has repurchased a total of 3,532,728 shares at a cost of approximately $67.5 million.

Item 6. ***Selected Financial Data.***

The following financial information for the five years ended December 31, 2009 has been derived from our audited consolidated financial statements. Historical information previously reported has been adjusted as a result of the adoption of accounting pronouncements and reclassified to conform to the 2009 presentation. See Notes 11 and 17 of the Notes to Consolidated Financial Statements for further discussion. This information should be read in conjunction with Management's Discussion and Analysis of Financial Condition and Results of Operations and the consolidated financial statements and notes thereto included elsewhere herein.

(in millions, except percent and per share data)	Year Ended December 31,				
	2009	**2008**	**2007**	**2006**	**2005**
Statement of Operations Data:					
Revenues	**$ 2,575.2**	$ 3,882.8	$ 3,832.8	$ 3,218.9	$ 2,709.7
Operating profit (loss)	**(30.7)**	559.5	529.8	396.0	209.6
Income (loss) from continuing operations	**(137.5)**	282.4	289.8	212.6	110.5
Discontinued operations:					
Gain on sales of discontinued operations, net of provision for income taxes of $12.2	—	—	—	20.4	—
Income (loss) from discontinued operations, net of provision (benefit) for income taxes of $(0.0), $(0.0), $(0.2), $(1.7), and $(8.3)	**(0.2)**	(1.5)	(0.7)	(5.8)	(24.2)
Net income (loss)	**$ (137.7)**	$ 280.9	$ 289.1	$ 227.2	$ 86.3
Net income (loss) applicable to common shareholders	**$ (137.7)**	$ 280.9	$ 289.1	$ 227.2	$ 83.1
Net income (loss) applicable to common shareholders per common share:					
Basic:					
Continuing operations	**$ (1.81)**	$ 3.49	$ 3.58	$ 2.69	$ 1.48
Discontinued operations	**(0.00)**	(0.02)	(0.01)	0.19	(0.34)
	$ (1.81)	$ 3.47	$ 3.57	$ 2.88	$ 1.14
Diluted:					
Continuing operations	**$ (1.81)**	$ 3.47	$ 3.55	$ 2.64	$ 1.42
Discontinued operations	**(0.00)**	(0.02)	(0.01)	0.18	(0.31)
	$ (1.81)	$ 3.45	$ 3.54	$ 2.82	$ 1.11
Weighted average number of shares outstanding:					
Basic	**76.4**	78.4	78.7	76.9	71.0
Diluted	**76.4**	78.8	79.4	78.5	76.2
Dividends declared per common share	**$ 0.32**	$ 0.31	$ 0.26	$ 0.21	$ 0.17
Balance Sheet Data:					
Total assets	**$ 4,656.4**	$ 4,911.6	$ 4,039.7	$ 3,422.3	$ 2,586.5
Debt — recourse	**646.0**	584.4	590.3	624.3	432.7
Debt — non-recourse	**1,199.1**	1,190.3	643.9	426.5	256.3
Series B Preferred Stock	—	—	—	—	58.7
Stockholders' equity	**$ 1,806.3**	$ 1,912.3	$ 1,812.7	$ 1,493.5	$ 1,114.4
Ratio of total debt to total capital	**50.5%**	48.1%	40.5%	41.3%	37.0%
Book value per share	**$ 22.81**	$ 24.08	$ 22.27	$ 18.67	$ 15.04

A goodwill impairment charge of $325 million was recorded in 2009 related to the Rail Group segment. See Note 9 of the Notes to Consolidated Financial Statements for further discussion.

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations.*

Company Overview

Trinity Industries, Inc., headquartered in Dallas, Texas, is a multi-industry company that owns a variety of market-leading businesses which provide products and services to the industrial, energy, transportation, and construction sectors. We operate in five distinct business groups which we report on a segment basis: the Rail Group, Construction Products Group, Inland Barge Group, Energy Equipment Group, and Railcar Leasing and Management Services Group. We also report All Other which includes the Company's captive insurance and transportation companies; legal, environmental, and upkeep costs associated with non-operating facilities; other peripheral businesses; and the change in market valuation related to ineffective commodity hedges.

Our Rail and Inland Barge Groups and our structural wind towers business operate in cyclical industries. Our Construction Products and Energy Equipment Groups are subject to seasonal fluctuations with the first quarter historically being the weakest quarter. Fluctuations in the Railcar Leasing and Management Services Group are primarily driven by railcar sales from the lease fleet. The economic and financial crisis experienced by the United States economy during 2009 and 2008 has impacted our businesses. During 2008, market steel prices were extremely volatile and rose significantly during most of 2008 before eventually declining and leveling off at the end of 2008. Generally we are able to mitigate this volatility through contract purchases, existing supplier commitments and price escalation clauses and other arrangements with our customers. New orders for railcars and barges continued to drop significantly in 2009 as the transportation industry saw a significant decline in the shipment of freight. The 2010 outlook for the transportation industry is for continued weakness. Orders for structural wind towers have been slow since mid-2008 when green energy companies experienced tightened credit markets coupled with lower prices for electricity and natural gas sales. The slowdown in the residential and commercial construction markets impacted our Construction Products Group as well. We continually assess our manufacturing capacity and take steps to align our production capacity with demand. As a result of our assessment, we idled a significant amount of our production capacity commencing in the fourth quarter of 2008 and continuing through 2009.

Executive Summary

The Company's revenues for 2009 exceeded $2.5 billion. Operating loss from continuing operations was $30.7 million including a goodwill impairment charge of $325 million recorded during the second quarter of 2009. For the year ended December 31, 2009, we experienced decreases in both income from continuing operations and net income over the prior year primarily as a result of the goodwill impairment charge and an overall decline in product shipments. Net income for 2009 decreased $418.6 million from the previous year.

Goodwill is required to be tested for impairment annually, or on an interim basis, whenever events or circumstances change, indicating that the carrying amount of the goodwill might be impaired. The goodwill impairment test is a two-step process requiring the comparison of a reporting unit's estimated fair value with the carrying amount of its net assets. Step two of the impairment test is necessary to determine the amount of goodwill impairment to be recorded when a reporting unit's recorded net assets exceed its fair value. Impairment is assessed at the "reporting unit" level by applying a fair value-based test. We perform this test for our five principal business segments: (1) the Rail Group, (2) the Construction Products Group, (3) the Inland Barge Group, (4) the Energy Equipment Group, and (5) the Railcar Leasing and Management Services Group.

During the second quarter of 2009, there was a significant decline in new orders for railcars and continued weakening demand for products in the Rail Group as well as a change in the average estimated railcar deliveries from independent third party research firms. Additionally, the significant number of idled railcars in the North American fleet resulted in the creation of new internal sales estimates by railcar type. Based on this information, we concluded that indications of impairment existed with respect to the Rail Group which required an interim goodwill impairment analysis and, accordingly, we performed such a test as of June 30, 2009. As a basis for our conclusion, the table below is an average of the estimates of approximate industry railcar deliveries for the next five years from two independent third party research firms, Global Insight, Inc. and Economic Planning Associates, Inc.

Average Estimated Railcar Deliveries

	As of January 2009	As of May 2009	Percent Change
2009	28,300	24,000	(15.2)%
2010	23,700	15,100	(36.3)%
2011	41,550	29,150	(29.8)%
2012	56,050	48,200	(14.0)%
2013	62,550	59,750	(4.5)%

Our estimate of the Rail Group's fair value (considered to be a level three fair value measurement) utilized an income approach based on the anticipated future discounted cash flows of the Rail Group, requiring significant estimates and assumptions related to future revenues and operating profits, exit multiples, tax rates and consequences, and discount rates based upon market- based capital costs. Because the estimated fair value of the Rail Group was less than the carrying amount of its net assets, we performed step two of our goodwill impairment analysis as required by generally accepted accounting principles, by estimating the fair value of individual assets and liabilities of the Rail Group in accordance with the provisions of the accounting standards pertaining to business combinations and fair value measurements. The result of our impairment analysis indicated that the remaining implied goodwill amounted to $122.5 million for our Rail Group as of June 30, 2009 and, consequently, we recorded an impairment charge of $325.0 million during the second quarter of 2009. The change in our estimate of the Rail Group's enterprise value from December 31, 2008 to June 30, 2009 was driven by economic indicators, including third-party studies that predicted the decline in the railcar industry was likely to extend longer than was previously expected. In management's opinion, no interim impairment tests were necessary for our remaining business segments as there had not been a significant change in market conditions for these segments since the 2008 annual impairment test. As of December 31, 2009, the Company's annual impairment test of goodwill was completed at the reporting unit level and no additional impairment charges were determined to be necessary.

During the second quarter of 2009, we performed an interim test for recoverability of the carrying value of our Rail Group long-lived assets based on cash flow estimates consistent with those used in the goodwill impairment test. The carrying value of long-lived assets to be held and used is considered impaired only when their carrying value is not recoverable through undiscounted future cash flows and the fair value of the assets is less than their carrying value. We determined that there was no impairment of the recoverability of the Rail Group's long-lived assets as the Rail Group's estimated undiscounted future cash flows exceeded the carrying value of its long-lived assets.

Given the current economic environment and the uncertainties regarding the potential impact on our businesses, there can be no assurance that our estimates and assumptions regarding the duration of the ongoing economic downturn, or the period or strength of recovery, made for the purposes of the long-lived asset and goodwill impairment tests will prove to be accurate predictions of the future. If our assumptions regarding forecasted cash flows are not achieved, it is possible that additional impairments of remaining goodwill and long-lived assets may be required.

Goodwill remaining by segment is as follows:

	December 31, 2009	December 31, 2008
	(in millions)	
Rail Group	**$ 122.5**	$ 447.5
Construction Products Group	**52.2**	50.4
Energy Equipment Group	**4.3**	4.3
Railcar Leasing and Management Services Group	**1.8**	1.8
	$ 180.8	$ 504.0

Capital expenditures for 2009 were $429.2 million with $381.8 million utilized for lease fleet additions, net of deferred profit of $22.6 million.

We ended 2009 with a backlog in our Rail Group of approximately $195.4 million consisting of approximately 2,320 railcars. The railcar backlog dollar value as of December 31, 2009 was as follows:

	As of December 31, 2009
	(in millions)
External Customers	$ 75.6
Leasing Group	119.8
Total	$ 195.4

The total amount of the backlog dedicated to the Leasing Group was supported by lease agreements with external customers. The final amount dedicated to the Leasing Group may vary by the time of delivery.

Global Insight, Inc., an independent industry research firm, has estimated in its Fourth Quarter 2009 report that the average age of the North American freight car fleet is approximately 19.3 years, with approximately 39% older than 25 years and has estimated that United States carload traffic will grow by 2.0% in 2010, with an increase of 4.0% for 2011 and 2012.

The table below is an average of the most recent estimates of approximate industry railcar deliveries for the next five years from two independent third party research firms, Global Insight, Inc. and Economic Planning Associates, Inc.

2010	14,300
2011	23,700
2012	42,000
2013	56,800
2014	61,400

TILC purchases a portion of our railcar production, financing a portion of the purchase price through a non-recourse warehouse lending facility and periodically refinances those borrowings through equipment financing transactions. In 2009, TILC purchased approximately 50.9% of our railcar production, up slightly from 50.0% in 2008. On a segment basis, sales to TILC and related profits are included in the operating results of our Rail Group but are eliminated in consolidation.

In 2007, the Company purchased 20% of the equity in newly-formed TRIP Rail Holdings LLC ("TRIP Holdings"). TRIP Holdings and its subsidiary, TRIP Rail Leasing LLC ("TRIP Leasing"), provide railcar leasing and management services in North America. Railcars are purchased from Trinity by TRIP Leasing. In 2009, the Company acquired an additional 8.16% equity ownership in TRIP Holdings for approximately $16.2 million from another equity investor. As a result, the Company now owns a 28.16% equity ownership in TRIP Holdings, increasing the Company's total investment to $63.5 million. Trinity's remaining equity commitment to TRIP Holdings is $5.5 million through June 2010.

Trinity's carrying value of its investment in TRIP Holdings follows:

	December 31, 2009	December 31, 2008
	(in millions)	
Capital contributions	**$ 47.3**	$ 35.9
Equity purchased from another investor	**16.2**	—
Equity in earnings	**3.0**	0.5
Equity in unrealized losses on derivative financial instruments	**(3.2)**	(9.5)
Distributions	**(6.0)**	(3.1)
Deferred broker fees	**(1.0)**	(0.8)
	$ 56.3	$ 23.0

On October 15, 2009, TILC loaned TRIP Holdings $14.5 million to resolve a collateral deficiency. The note has a balance of $10.4 million as of December 31, 2009 and is repayable monthly from TRIP Holdings' excess cash flow plus accrued interest at 11% and is expected to be repaid in full by June 2010.

On December 8, 2009, the Company's Board of Directors authorized an extension of its stock repurchase program. This extension allows for the repurchase of the Company's common stock through December 31, 2010. The repurchase program originally commenced in 2007 with an authorization of $200 million. During the year ended December 31, 2009, 813,028 shares were repurchased under this program at a cost of approximately $6.3 million. Since the inception of this program, the Company has repurchased a total of 3,532,728 shares at a cost of approximately $67.5 million.

In May 2008, the Financial Accounting Standards Board ("FASB") issued a new accounting pronouncement that requires issuers of certain convertible debt instruments that may be settled in cash upon conversion to separately account for the liability and equity components in a manner that reflects the entity's nonconvertible debt borrowing rate when interest expense is recognized in subsequent periods. The effective date of the new accounting pronouncement was for financial statements issued for fiscal years and interim periods beginning after December 15, 2008 and does not permit earlier application. The pronouncement requires that all periods presented be adjusted. The Company adopted the provisions of the new accounting pronouncement as of January 1, 2009 and has accordingly adjusted amounts previously reported with respect to Debt, Other assets, Capital in excess of par value, Deferred income taxes and Interest expense. See Note 11 of the Notes to Consolidated Financial Statements for a further explanation of the effects of implementing this pronouncement as it applies to our Convertible Subordinated Notes.

In May 2009, TILC renewed its railcar leasing warehouse facility through February 2011. This facility, which was set to mature in August 2009, was established to finance railcars owned by TILC. In November 2009, TILC and Trinity Rail Leasing VII LLC, a Delaware limited liability company, ("TRL VII"), a limited purpose, indirect wholly-owned subsidiary of Trinity, owned by Trinity through TILC, closed a railcar leasing financing in the amount of approximately $238.3 million with a coupon of 6.657%. The transaction is secured by a portfolio of railcars and operating leases thereon, certain cash reserves, and other assets acquired and owned by TRL VII. The proceeds were used, in part, to pay down a portion of TILC's railcar leasing warehouse facility, and will be used, in part, for future growth of TILC's lease fleet. Additionally, TILC completed several other financings during the year ended December 31, 2009 totaling $117.6 million. See *Financing Activities.*

Results of Operations

Years Ended December 31, 2009, 2008, and 2007

Overall Summary for Continuing Operations

Revenues

	Year Ended December 31, 2009			
	Revenues			Percent Change
	External	Intersegment	Total	2009 versus 2008
	(in millions, except percents)			
Rail Group	**$ 485.2**	**$ 410.1**	**$ 895.3**	**(65.1)%**
Construction Products Group	**524.0**	**14.5**	**538.5**	**(27.3)%**
Inland Barge Group	**527.3**	**—**	**527.3**	**(15.7)%**
Energy Equipment Group	**502.2**	**7.8**	**510.0**	**(19.4)%**
Railcar Leasing and Management Services Group	**524.5**	**—**	**524.5**	**(2.1)%**
All Other	**12.0**	**36.4**	**48.4**	**(38.5)%**
Eliminations – lease subsidiary	**—**	**(391.6)**	**(391.6)**	
Eliminations – other	**—**	**(77.2)**	**(77.2)**	
Consolidated Total	**$ 2,575.2**	**$ —**	**$ 2,575.2**	**(33.7)%**

	Year Ended December 31, 2008			
	Revenues			Percent Change
	External	Intersegment	Total	2008 versus 2007
	(in millions, except percents)			
Rail Group	$ 1,381.0	$ 1,182.4	$ 2,563.4	7.6%
Construction Products Group	719.7	21.5	741.2	1.1%
Inland Barge Group	625.2	—	625.2	26.8%
Energy Equipment Group	605.7	26.9	632.6	45.8%
Railcar Leasing and Management Services Group	535.9	—	535.9	(15.2)%
All Other	15.3	63.4	78.7	12.8%
Eliminations – lease subsidiary	—	(1,162.4)	(1,162.4)	
Eliminations – other	—	(131.8)	(131.8)	
Consolidated Total	$ 3,882.8	$ —	$ 3,882.8	1.3%

	Year Ended December 31, 2007		
	Revenues		
	External	Intersegment	Total
	(in millions)		
Rail Group	$ 1,540.0	$ 841.5	$ 2,381.5
Construction Products Group	731.2	1.8	733.0
Inland Barge Group	493.2	—	493.2
Energy Equipment Group	422.4	11.5	433.9
Railcar Leasing and Management Services Group	631.7	—	631.7
All Other	14.3	55.5	69.8
Eliminations – lease subsidiary	—	(828.5)	(828.5)
Eliminations – other	—	(81.8)	(81.8)
Consolidated Total	$ 3,832.8	$ —	$ 3,832.8

Our revenues for the year ended December 31, 2009 decreased primarily due to the impact of the economic downturn on the markets we serve, especially the new railcar market. In addition, pricing from certain segments resulting from lower material costs and competitive pricing pressures. Our revenues for the year ended December 31, 2008 increased due to improved sales in all our business groups, except the Railcar Leasing and

Management Services Group ("Leasing Group") whose revenues declined because of a decline in sales of railcars from the lease fleet.

Operating Profit (Loss)

	Year Ended December 31,		
	2009	**2008**	**2007**
		(in millions)	
Rail Group	**$ (355.9)**	$ 247.7	$ 347.6
Construction Products Group	**32.6**	64.2	72.4
Inland Barge Group	**125.2**	119.2	72.6
Energy Equipment Group	**73.8**	100.3	50.1
Railcar Leasing and Management Services Group	**149.0**	158.9	161.2
All Other	**0.8**	7.0	4.6
Corporate	**(30.6)**	(41.3)	(34.9)
Eliminations – lease subsidiary	**(22.6)**	(86.3)	(138.0)
Eliminations – other	**(3.0)**	(10.2)	(5.8)
Consolidated Total	**$ (30.7)**	$ 559.5	$ 529.8

Our operating profit for the year ended December 31, 2009 decreased as a result of the $325 million goodwill impairment charge and lower revenues coupled with reduced pricing driven by lower material costs and highly competitive markets. Selling, engineering, and administrative expenses as a percentage of revenues increased to 7.2% for 2009 as compared to 6.3% for 2008. Overall, selling, engineering, and administrative expenses decreased $57.1 million year over year as a result of decreased headcount and related costs and decreased professional services.

Our operating profit for the year ended December 31, 2008 increased compared to 2007 as the result of overall higher revenues, an increase in the size of our lease fleet, and higher barge and structural wind towers sales. These increases in operating profit were offset by higher raw material costs and competitive pricing pressure in the market for new railcars. Selling, engineering, and administrative expenses as a percentage of revenues increased to 6.3% for 2008 as compared to 6.0% for 2007. Overall, selling, engineering, and administrative expenses increased $14.1 million year over year as a result of increased headcount and related costs, increased professional services, and approximately $4.2 million for due diligence related to potential acquisitions that are no longer being pursued.

Other Income and Expense. Interest expense, net of interest income and capitalized interest of $0.9 million for 2008, was $121.5 million for the year ended December 31, 2009 and $104.3 million for the year ended December 31, 2008 (as adjusted — see Note 11 of the Notes to Consolidated Financial Statements). Interest income in 2009 decreased $3.4 million over the prior year as a result of lower interest rates more than offsetting the effect of an increase in cash available for investment. Interest expense in 2009 increased $13.8 million over the prior year due to an increase in debt levels and an increase in expense related to the ineffective portion of interest rate hedges. Interest expense for the year ended December 31, 2009 included $3.9 million of interest expense related to the ineffective portion of interest rate hedges. The increase in Other, net for the year ended December 31, 2009 was primarily due to the $3.7 million gain recognized on the sale of one of our equity investments partially offset by foreign currency translation losses.

Interest expense, net of interest income and capitalized interest of $0.9 million and $0.6 million, respectively, was $104.3 million for the year ended December 31, 2008 and $72.3 million for the year ended December 31, 2007. Interest income in 2008 decreased $7.1 million over the prior year as a result of lower interest rates and a decrease in cash available for investment. Interest expense in 2008 increased $24.9 million over the prior year due to an increase in debt levels and expense related to the ineffective portion of interest rate hedges. Interest expense for the year ended December 31, 2008 included $6.8 million of interest expense related to the ineffective portion of interest rate hedges. The decrease in Other, net for the year ended December 31, 2008 was primarily due to an increase in foreign currency translation losses, partially offset by a write-down of an equity investment in the prior year.

Income Taxes. The effective tax rate of 6.4% for continuing operations for 2009 varied from the federal statutory rate of 35.0% due primarily to the goodwill impairment charge not being fully deductible for income tax purposes; the recording of a valuation reserve related to the utilization of foreign tax credits previously benefited; state income taxes and discrete adjustments related to foreign and state taxes. The prior year effective tax rate of 37.8% for continuing operations for 2008 varied from the federal statutory rate of 35.0% due primarily to state income taxes and the loss of the benefit of the domestic production deduction. The effective tax rate for continuing operations for 2007 of 36.3% varied from the federal statutory rate of 35.0% due primarily to state income taxes, offset by an increase in the temporary credit to be applied against the State of Texas margin tax, the benefit of the domestic production deduction, and the utilization of capital losses previously not benefited.

Segment Discussion

Rail Group

	Year Ended December 31,			Percent Change	
	2009	**2008**	**2007**	**2009 versus 2008**	**2008 versus 2007**
		($ in millions)			
Revenues:					
Rail	**$ 776.8**	$ 2,396.9	$ 2,221.8	**(67.6)%**	7.9%
Components	**118.5**	166.5	159.7	**(28.8)%**	4.3%
Total revenues	**$ 895.3**	$ 2,563.4	$ 2,381.5	**(65.1)%**	7.6%
Operating profit (loss)	**$ (355.9)**	$ 247.7	$ 347.6		
Operating profit (loss) margin	**(39.8)%**	9.7%	14.6%		

Railcar shipments in 2009 decreased 67.7% as compared to 2008 shipments to approximately 9,100 railcars compared to the railcars shipped in 2008 and 2007 of approximately 28,200 and 27,370 railcars, respectively. As of December 31, 2009, our Rail Group backlog was approximately $195.4 million and consisted of approximately 2,320 railcars. The railcar backlog dollar value as of December 31, 2009, 2008, and 2007 was as follows:

	Year Ended December 31,		
	2009	**2008**	**2007**
		(in millions)	
External Customers	**$ 75.6**	$ 285.3	$ 748.4
TRIP Leasing	—	124.3	514.5
Leasing Group	**119.8**	312.8	1,426.7
Total	**$ 195.4**	$ 722.4	$ 2,689.6

The total amount of the backlog dedicated to the Leasing Group was supported by lease agreements with external customers. The final amount dedicated to the Leasing Group may vary by the time of delivery. Backlog as of December 31, 2008 and 2007 was approximately 8,260 and 31,870 railcars, respectively.

Operating profit for the Rail Group decreased for the year ended December 31, 2009 compared to the prior year primarily due to a $325 million goodwill impairment charge during the quarter ended June 30, 2009 and lower railcar shipments. See Note 9 of the Notes to Consolidated Financial Statements. Additionally, a significantly reduced volume of railcars was delivered during the year amid a lower pricing and unit demand environment.

Operating profit for the Rail Group decreased for the year ended December 31, 2008 by $99.9 million compared to the same period in 2007. This decrease was primarily due to the competitive pricing environment, increases in raw material costs, and a reserve for future losses on railcar sales. Steel costs were very volatile and rose significantly during most of the year before eventually declining and leveling off at the end of the year. On certain fixed price railcar contracts, actual cost increases and surcharges caused the total cost of the railcar to exceed the amounts originally anticipated, and in some cases, the actual contractual sale price of the railcar. The expense related to reserves for estimated losses on fixed price contracts of $4.6 million was recorded during the year ended December 31, 2008. The expense related to reserves for estimated losses on fixed price contracts was not significant for the year ended December 31, 2007.

In the year ended December 31, 2009, railcar shipments included sales to the Leasing Group of $391.6 million compared to $1,162.4 million in 2008 with a deferred profit of $22.6 million compared to $86.3 million for the year ended December 31, 2008. Railcar sales to the Leasing Group for 2007 were $828.5 million with a deferred profit of $138.0 million. Results for the year ended December 31, 2009 included $113.0 million in railcars sold to TRIP Leasing, that resulted in a gain of $11.2 million of which $2.8 million in profit was deferred based on our equity interest. Results for the years ended December 31, 2008 and December 31, 2007 included $337.5 million and $232.6 million, respectively, in railcars sold to TRIP Leasing that resulted in gains of $61.6 million and $41.1 million, respectively, of which $12.4 million and $8.2 million, respectively, in profit was deferred based on our equity interest. Sales to the Leasing Group and related profits are included in the operating results of the Rail Group but eliminated in consolidation.

Construction Products Group

	Year Ended December 31,			Percent Change	
	2009	**2008**	**2007**	**2009 versus 2008**	**2008 versus 2007**
		($ in millions)			
Revenues:					
Concrete and Aggregates	**$ 291.4**	$ 430.5	$ 458.8	**(32.3)%**	(6.2)%
Highway Products	**238.0**	284.1	239.1	**(16.2)%**	18.8%
Other	**9.1**	26.6	35.1	**(65.8)%**	(24.2)%
Total revenues	**$ 538.5**	$ 741.2	$ 733.0	**(27.3)%**	1.1%
Operating profit	**$ 32.6**	$ 64.2	$ 72.4		
Operating profit margin	**6.1%**	8.7%	9.9%		

The decrease in revenues for the year ended December 31, 2009 compared to the same period in 2008 was primarily attributable to the overall decline in the economic conditions related to the markets served by this segment including a reduction in state funding of highway construction and in commercial and residential construction. Additionally, revenues declined as the result of lower material costs that are passed onto the customer.

Revenues increased for the year ended December 31, 2008 compared to the same period in 2007 primarily due to an increase in volume in our highway products business, sales generated by our entry into the asphalt business in 2007, and an increase in various raw material costs that have resulted in higher sales prices. These increases were offset by a decrease in volume in our bridge girder business and the impact of divestitures in the concrete and aggregates businesses. Revenues were also offset by lower revenues in the concrete and aggregates businesses due to adverse weather conditions in Texas and Louisiana during the year ended December 31, 2008 as well as decreased demand.

Operating profit and operating margin for the year ended December 31, 2009 compared to the same period in 2008 decreased as a result of lower volumes and decreased operating efficiencies. Additionally, operating profit included a $2.8 million write down of surplus inventory quantities in 2009 while 2008 included higher gains from property dispositions related to our concrete and aggregates operations.

Operating profit and operating margin for the year ended December 31, 2008 compared to the same period in 2007 decreased due to higher gains from property dispositions in 2007 related to our concrete and aggregates operations. Increased sales in the highway products and asphalt businesses was offset by lower margins in the concrete and aggregates businesses due to volume decreases, unfavorable weather conditions, and increased raw material prices.

Inland Barge Group

	Year Ended December 31,			Percent Change	
	2009	2008	2007	2009 versus 2008	2008 versus 2007
		($ in millions)			
Revenues	**$ 527.3**	$ 625.2	$ 493.2	**(15.7)%**	26.8%
Operating profit	**$ 125.2**	$ 119.2	$ 72.6		
Operating profit margin	**23.7%**	19.1%	14.7%		

Revenues decreased for the year ended December 31, 2009 compared to the same period in 2008 due to the shipment of fewer hopper barges and a change in the mix of tank barge types. The increase in revenues for the year ended December 31, 2008 compared to the same period in 2007 was due to an increase in the sales of hopper and tank barges, a change in the mix of barges sold, and an increase in raw material costs that resulted in higher sales prices.

Operating profit for the year ended December 31, 2009 increased compared to the same period in 2008 due to lower material costs and better operating efficiencies. Operating profit for the years ended December 31, 2009 and December 31, 2008 included the refund of $1.6 million and $2.0 million, respectively, in unclaimed settlement funds related to a legal settlement. Operating profit for the year ended December 31, 2008 increased compared to the same period in 2007 due to increased revenues, a change in the mix of barges sold, improved margins due to operating efficiencies, and the $2.0 million refund in unclaimed settlement funds related to the legal settlement (see Note 18 of the Notes to Consolidated Financial Statements). Barge litigation and related costs were insignificant for 2009, $0.2 million for 2008, and $16.5 million for 2007, which included a $15.0 million charge for the resolution of the legal settlement. As of December 31, 2009, the backlog for the Inland Barge Group was approximately $318.8 million compared to approximately $527.8 million and approximately $752.8 million for 2008 and 2007, respectively.

Energy Equipment Group

	Year Ended December 31,			Percent Change	
	2009	2008	2007	2009 versus 2008	2008 versus 2007
		($ in millions)			
Revenues:					
Structural wind towers	**$ 358.3**	$ 422.5	$ 245.9	**(15.2)%**	71.8%
Other	**151.7**	210.1	188.0	**(27.8)%**	11.8%
Total revenues	**$ 510.0**	$ 632.6	$ 433.9	**(19.4)%**	45.8%
Operating profit	**$ 73.8**	$ 100.3	$ 50.1		
Operating profit margin	**14.5%**	15.9%	11.5%		

Revenues decreased for the year ended December 31, 2009 compared to the same period in 2008 due to overall lower volumes. Revenues increased for the year ended December 31, 2008 compared to the same period in 2007 due to an increase in sales of structural wind towers and products manufactured and sold in Mexico offset by lower sales in the weaker U.S. LPG tank market. As of December 31, 2009, the backlog for structural wind towers was approximately $1.1 billion and is expected to be evenly delivered over the years ending December 31, 2010, 2011, and 2012 compared to approximately $1.4 billion and approximately $702.4 million for 2008 and 2007, respectively.

Operating profit and operating margin for the year ended December 31, 2009 decreased compared to the same period in 2008 as a result of lower volumes partially offset by improved operating profit in structural wind towers due to better operating efficiencies and product mix. Operating profit and operating profit margin for the year ended December 31, 2008 increased compared to the same period in 2007 due to an increase in sales of structural wind towers and the improved margins on containers produced in Mexico.

Railcar Leasing and Management Services Group

	Year Ended December 31,			Percent Change	
	2009	**2008**	**2007**	**2009 versus 2008**	**2008 versus 2007**
		($ in millions)			
Revenues:					
Leasing and management	**$ 329.3**	$ 313.8	$ 272.4	**4.9%**	15.2%
Sales of cars from the lease fleet	**195.2**	222.1	359.3	**(12.1)%**	(38.2)%
Total revenues	**$ 524.5**	$ 535.9	$ 631.7	**(2.1)%**	(15.2)%
Operating profit:					
Leasing and management	**$ 128.5**	$ 124.2	$ 112.0		
Sales of cars from the lease fleet	**20.5**	34.7	49.2		
Total operating profit	**$ 149.0**	$ 158.9	$ 161.2		
Operating profit margin:					
Leasing and management	**39.0%**	39.6%	41.1%		
Sales of cars from the lease fleet	**10.5**	15.6	13.7		
Total operating profit margin	**28.4**	29.7	25.5		
Fleet utilization at year end	**97.8%**	98.6%	99.2%		

Total revenues decreased for the year ended December 31, 2009 due to decreased sales from the lease fleet partially offset by increased rental revenues related to additions to the lease fleet. Total revenues decreased for the year ended December 31, 2008 due to decreased sales from the lease fleet offset by increased rental revenues related to additions to the lease fleet, and management and origination fees.

Operating profit decreased for the year ended December 31, 2009 due to lower profit for lease fleet sales, lower fleet utilization and lower rental rates partially offset by increased rental proceeds from fleet additions. Operating profit for leasing and management operations increased for the year ended December 31, 2008 primarily due to rental proceeds from fleet additions. Results for the year ended December 31, 2009 included $183.8 million in sales of railcars to TRIP Leasing that resulted in the recognition of previously deferred gains of $30.3 million of which $7.6 million were deferred based on our equity interest. Results for the years ended December 31, 2008 and December 31, 2007 included $134.2 million and $283.6 million, respectively, in sales of railcars to TRIP Leasing that resulted in the recognition of previously deferred gains of $20.8 million and $48.6 million, respectively, of which $4.2 million and $9.7 million, respectively, in profit was deferred based on our equity interest.

To fund the continued expansion of its lease fleet to meet market demand, the Leasing Group generally uses its non-recourse $475 million warehouse facility or excess cash to provide initial financing for a portion of the purchase price of the railcars. Due to the lower level of demand for railcars and the Company's resulting need for less financing of this type, the size of the warehouse facility commitment was reduced from $600 million to $475 million at the time of the renewal. After initial financing, the Leasing Group generally obtains long-term financing for the railcars in the lease fleet through long-term recourse debt such as equipment trust certificates, long-term non-recourse operating leases pursuant to sales/leaseback transactions, non-recourse asset-backed securities, or recourse convertible subordinated notes. In November 2009, Trinity Rail Leasing VII LLC issued $238.3 million of 20-year non-recourse secured railcar equipment notes. See *Financing Activities*.

As of December 31, 2009, the Leasing Group's lease fleet of approximately 50,090 owned or leased railcars had an average age of 5.3 years and an average remaining lease term of 3.8 years.

All Other

	Year Ended December 31,			Percent Change	
	2009	2008	2007	2009 versus 2008	2008 versus 2007
		($ in millions)			
Revenues	**$ 48.4**	$ 78.7	$ 69.8	**(38.5)%**	12.8%
Operating profit (loss)	**$ 0.8**	$ 7.0	$ 4.6		

The decrease in revenues for the year ended December 31, 2009 over the same period in 2008 was primarily due to a decrease in both external and intersegment sales by our transportation company as a result of an overall decline in business activity. The increase in revenues for the year ended December 31, 2008 over 2007 was primarily attributable to an increase in intersegment sales by our transportation company. The decrease in operating profit for the year ended December 31, 2009 as compared to 2008 was primarily due to the decrease in transportation company revenue and a decline in the market valuation of commodity hedges that are required to be marked to market. The increase in operating profit for the year ended December 31, 2008 as compared to 2007 was due to the increase in intersegment sales, partially offset by an increase in legal and environmental costs associated with non-operating facilities and a decline in the market valuation of commodity hedges that are required to be marked to market.

Liquidity and Capital Resources

Cash Flows

Operating Activities. Net cash provided by the operating activities of continuing operations for the year ended December 31, 2009 was $659.9 million compared to $420.7 million of net cash provided by the operating activities of continuing operations for the same period in 2008. There was $0.2 million of net cash required by operating activities of discontinued operations for the year ended December 31, 2009 compared to $1.5 million of net cash required by operating activities for discontinued operations for the same period in 2008.

Accounts receivables at December 31, 2009 as compared to the accounts receivables balance at December 31, 2008 decreased by $91.5 million or approximately 36.4% due to lower shipping volumes and the collection of foreign tax receivables. Income tax receivable declined primarily due to the receipt of $111.4 million in income tax refunds. Raw materials inventory at December 31, 2009 decreased by $255.9 million or approximately 72.5% since December 31, 2008 primarily attributable to lower demand resulting from lower production levels. Finished goods inventory decreased by $59.7 million since December 31, 2008 primarily due to lower finished goods inventory in our Rail Group. Accounts payable and accrued liabilities decreased from December 31, 2008 by $248.1 million primarily due to lower production activity.

Investing Activities. Net cash required by investing activities of continuing operations for the year ended December 31, 2009 was $185.3 million compared to $1.0 billion for the same period last year. Capital expenditures for the year ended December 31, 2009 were $429.2 million, of which $381.8 million were for additions to the lease fleet. This compares to $1,243.1 million of capital expenditures for the same period last year, of which $1,110.8 million were for additions to the lease fleet. Proceeds from the sale of property, plant, and equipment and other assets were $313.9 million for the year ended December 31, 2009, composed primarily of railcar sales from the lease fleet, which included $183.8 million to TRIP Leasing, and the sale of non-operating assets. This compared to $242.9 million for the same period in 2008 composed primarily of railcar sales from the lease fleet, which included $134.2 million to TRIP Leasing, and the sale of non-operating assets.

Financing Activities. Net cash required by financing activities during the year ended December 31, 2009 was $24.4 million compared to $453.2 million provided by financing activities for the same period in 2008. In February 2009, we repaid in full our Leasing Group's equipment trust certificates in the amount of $61.4 million. In May 2009, TILC entered into a seven-year $61 million term loan agreement. During the year ended December 31, 2009, TILC entered into ten-year capital lease obligations totaling $56.6 million. These new debt obligations are guaranteed by the Company and secured by railcar equipment and related leases. We intend to use our cash and credit facilities to fund the operations, expansions, and growth initiatives of the Company.

At December 31, 2009, there were no borrowings under our $425 million revolving credit facility that matures on October 19, 2012. Interest on the revolving credit facility is calculated at prime or LIBOR plus 75 basis points. After $89.6 million was considered for letters of credit, $335.4 million was available under the revolving credit facility as of December 31, 2009.

In May 2008, the Financial Accounting Standards Board ("FASB") issued a new accounting pronouncement which requires that issuers of certain convertible debt instruments that may be settled in cash upon conversion to separately account for the liability and equity components in a manner that will reflect the entity's nonconvertible debt borrowing rate when interest expense is recognized in subsequent periods. The effective date of the new accounting pronouncement is for financial statements issued for fiscal years and interim periods beginning after December 15, 2008 and does not permit earlier application. The pronouncement requires that all periods presented be adjusted. The Company adopted the provisions of the new accounting pronouncement as of January 1, 2009 and has accordingly adjusted amounts previously reported with respect to Debt, Other assets, Capital in excess of par value, Deferred income taxes and Interest expense. See Note 11 of the Notes to Consolidated Financial Statements for a further explanation of the effects of implementing this pronouncement as it applies to our Convertible Subordinated Notes.

In May 2008, Trinity Rail Leasing VI LLC , a Delaware limited liability company ("TRL VI"), a limited purpose, indirect subsidiary of the Company owned through TILC, issued $572.2 million of 30-year promissory notes (the "Promissory Notes") to financial institutions. The Promissory Notes were secured by a portfolio of railcars valued at approximately $743.1 million, operating leases thereon, and certain cash reserves. The Promissory Notes are obligations of TRL VI and are non-recourse to Trinity. TRL VI acquired the railcars securing the Promissory Notes by purchase from TILC and a subsidiary. The proceeds were used to repay a portion of our warehouse facility and to finance unencumbered railcars on our consolidated balance sheet. TILC entered into certain agreements relating to the transfer of the railcars to TRL VI and the management and servicing of TRL VI's assets. The Promissory Notes bear interest at a floating rate of one-month LIBOR plus a margin of 1.50%. The LIBOR portion of the interest rate on the Promissory Notes is fixed at approximately 4.13% for the first seven years from the date of issuance of the Promissory Notes through interest rate hedges. The interest rate margin on the Promissory Notes will increase by 0.50% on each of the seventh and eighth anniversary dates of the issuance of the Promissory Notes and by an additional 2.00% on the tenth anniversary date of the issuance of the Promissory Notes. The Promissory Notes may be prepaid at any time and may be prepaid without penalty at any time after the third anniversary date of the issuance of the Promissory Notes.

In May 2009, TILC renewed its railcar leasing warehouse facility through February 2011. Unless renewed, this facility will be payable in three equal installments in August 2011, February 2012, and August 2012. The facility, which originally matured in August 2009, was established to finance railcars owned by TILC. Railcars financed by the warehouse facility have historically been refinanced under long-term financing agreements. Specific railcars and the underlying leases secure the facility. Advances under the facility may not exceed 75% of the fair market value of the eligible railcars securing the facility as defined by the agreement. Due to the lower level of demand for railcars and the Company's resulting need for less financing of this type, the size of the warehouse facility commitment was reduced from $600 million to $475 million at the time of the renewal. Advances under this facility bear interest at a defined index rate plus a margin, for an all-in interest rate of 2.77% at December 31, 2009. At December 31, 2009, $141.4 million was outstanding and $333.6 million was available under this facility.

In November 2009, TRL VII, a limited purpose, indirect wholly-owned subsidiary of the Company owned through TILC, issued $238.3 million in aggregate principal amount of Secured Railcar Equipment Notes, Series 2009-1 ("the 2009 Secured Railcar Equipment Notes"). The 2009 Secured Railcar Equipment Notes were issued pursuant to a Master Indenture, dated November 5, 2009 between TRL VII and Wilmington Trust Company, as indenture trustee. The 2009 Secured Railcar Equipment Notes bear interest at a fixed rate of 6.657% per annum, are payable monthly, and have a final maturity date of November 16, 2039. The 2009 Secured Railcar Equipment Notes are limited recourse obligations of TRL VII only, secured by a portfolio of railcars and operating leases thereon, certain cash reserves, and other assets acquired and owned by TRL VII.

On December 8, 2009, the Company's Board of Directors authorized an extension of its stock repurchase program. This extension allows for the repurchase of the Company's common stock through December 31, 2010.

The repurchase program originally commenced in 2007 with an authorization of $200 million. During the year ended December 31, 2009, 813,028 shares were repurchased under this program at a cost of approximately $6.3 million. Since the inception of this program, the Company has repurchased a total of 3,532,728 shares at a cost of approximately $67.5 million.

The economic and financial crisis experienced by the United States economy during 2009 and 2008 has impacted our businesses. New orders for railcars and barges continued to drop significantly in 2009 as the transportation industry saw a significant decline in the shipment of freight. The 2010 outlook for the transportation industry is for continued weakness. Orders for structural wind towers have been slow since mid-2008 when green energy companies experienced tightened credit markets coupled with lower prices for electricity and natural gas sales. The slowdown in the residential and commercial construction markets impacted our Construction Products Group as well. We continually assess our manufacturing capacity and take steps to align our production capacity with demand. As a result of our assessment, we have adapted to the rapid decline in market conditions by reducing our production footprint and staffing levels.

Equity Investment

See Note 6 of the Notes to Consolidated Financial Statements.

Future Operating Requirements

We expect to finance future operating requirements with cash flows from operations, and depending on market conditions, long-term and short-term debt, and equity. Debt instruments that the Company has utilized include its revolving credit facility, the warehouse facility, senior notes, convertible subordinated notes, asset-backed securities, and sale/leaseback transactions. The Company has also issued equity at various times. As of December 31, 2009, the Company had $335.4 million available under its revolving credit facility and $333.6 million available under its warehouse facility. Despite the volatile conditions in both the credit and stock markets, the Company believes it has access to adequate capital resources to fund operating requirements and is active in the credit markets.

Off Balance Sheet Arrangements

See Notes 5 and 6 of the Notes to Consolidated Financial Statements.

Derivative Instruments

We use derivative instruments to mitigate the impact of increases in interest rates and zinc, natural gas, and diesel fuel prices, as well as to convert a portion of our variable-rate debt to fixed-rate debt. Additionally, we use derivative instruments to mitigate the impact of unfavorable fluctuations in foreign currency exchange rates. We also use derivatives to lock in fixed interest rates in anticipation of future debt issuances. For instruments designated as hedges, the Company formally documents the relationship between the hedging instrument and the hedged item, as well as the risk management objective and strategy for the use of the hedging instrument. This documentation includes linking the derivatives that are designated as fair value or cash flow hedges to specific assets or liabilities on the balance sheet, commitments, or forecasted transactions. At the time a derivative contract is entered into, and at least quarterly thereafter, the Company assesses whether the derivative item is effective in offsetting the changes in fair value or cash flows. Any change in fair value resulting in ineffectiveness, as defined by accounting standards issued by the FASB is recognized in current period earnings. For derivative instruments that are designated and qualify as cash flow hedges, the effective portion of the gain or loss on the derivative instrument is recorded in Accumulated Other Comprehensive Loss ("AOCL") as a separate component of stockholders' equity and reclassified into earnings in the period during which the hedge transaction affects earnings. Trinity monitors its derivative positions and credit ratings of its counterparties and does not anticipate losses due to counterparties' nonperformance. See Notes 3 and 7 of the Notes to Consolidated Financial Statements for discussion on how the Company valued its commodity hedges and interest rate swaps at December 31, 2009.

Interest rate hedges

In anticipation of a future debt issuance, we entered into interest rate swap transactions during the fourth quarter of 2006 and during 2007. These instruments, with a notional amount of $370 million, hedged the interest rate on a portion of a future debt issuance associated with an anticipated railcar leasing transaction, which closed in May 2008. These instruments settled during the second quarter of 2008. The weighted average fixed interest rate under these instruments was 5.34%. These interest rate swaps were accounted for as cash flow hedges with changes in the fair value of the instruments of $24.5 million recorded as a loss in AOCL through the date the related debt issuance closed with a principal balance of $572.2 million in May 2008. The balance is being amortized over the term of the related debt. On December 31, 2009, the balance remaining in AOCL was $17.9 million. The effect on interest expense for the year ended December 31, 2009 was an increase of $4.0 million due to the amortization of the AOCL balance. The effect on interest expense for the year ended December 31, 2008 was an increase of $7.1 million. Of the expense, $4.5 million was due to the ineffective portion of the hedges primarily associated with hedged interest payments that were never made and $2.6 million was due to amortization of the AOCL balance. It is expected that $3.8 million in interest expense will be recognized during 2010 from amortization of the AOCL balance.

In May 2008, we entered into an interest rate swap transaction that is being used to fix the LIBOR component of the debt issuance which closed in May 2008. The fixed interest rate under this instrument is 4.126%. The amount recorded for this instrument as of December 31, 2009 in the consolidated balance sheet was a liability of $30.1 million, with $28.1 million of expense in AOCL. The effect on interest expense for the years ended December 31, 2009 and December 31, 2008 was an increase of $21.6 million and $5.5 million, respectively, which related to the monthly settlement of interest and in 2009, included $1.0 million in unrealized derivative losses reclassified from AOCL that was related to a partial retirement of the debt issuance. See Notes 11 and 15 of the Notes to Consolidated Financial Statements. Based on the fair value of the interest rate hedge as of December 31, 2009, it is expected that $18.5 million in interest expense will be recognized during 2010.

During the fourth quarter of 2008, we entered into interest rate swap transactions, with a notional amount of $200 million, which are being used to counter our exposure to changes in the variable interest rate associated with our warehouse facility. The weighted average fixed interest rate under these instruments at December 31, 2009 was 1.798%. The amount recorded for these instruments as of December 31, 2009 in the consolidated balance sheet was a liability of $2.4 million. The effect on interest expense for the years ended December 31, 2009 and December 31, 2008 was an increase of $2.9 million and $2.4 million, respectively, which included the mark to market valuation on the interest rate swap transactions and the monthly settlement of interest. Based on the fair value of the interest rate hedges as of December 31, 2009, it is expected that $2.4 million in interest expense will be recognized during 2010.

During 2005 and 2006, we entered into interest rate swap transactions in anticipation of a future debt issuance. These instruments, with a notional amount of $200 million, fixed the interest rate on a portion of a future debt issuance associated with a railcar leasing transaction in 2006 and settled at maturity in the first quarter of 2006. The weighted average fixed interest rate under these instruments was 4.87%. These interest rate swaps were being accounted for as cash flow hedges with changes in the fair value of the instruments of $4.5 million in income recorded in AOCL through the date the related debt issuance closed in May 2006. The balance is being amortized over the term of the related debt. At December 31, 2009, the balance remaining in AOCL was $3.0 million of income. The effect of the amortization on interest expense for each of the years ended December 31, 2009, 2008, and 2007 was a decrease of $0.4 million. It is expected that $0.4 million in earnings will be recognized during 2010 from amortization of the AOCL balance.

Natural gas and diesel fuel

We continue a program to mitigate the impact of fluctuations in the price of natural gas and diesel fuel purchases. The intent of the program is to protect our operating profit from adverse price changes by entering into derivative instruments. For those instruments that do not qualify for hedge accounting treatment, any changes in their valuation are recorded directly to the consolidated statement of operations. The amount recorded in the consolidated balance sheet as of December 31, 2009 for these instruments was not significant. The effect on the consolidated statement of operations for the year ended December 31, 2009 was operating expense of $1.5 million, which includes the mark to market valuation resulting in a loss of $0.3 million. In July 2008, we settled our 2008 outstanding diesel fuel hedge contracts. The effect of the change in fair value of the diesel fuel hedges, as well as the effect of the settled 2008 diesel fuel contracts, on the consolidated statement of operations for the year ended December 31, 2008 was operating income of $9.5 million. The amount recorded in the consolidated balance sheet for natural gas hedges was a liability of $2.0 million as of December 31, 2008 and $1.0 million of expense in AOCL for both types of derivative instruments. The effect of the natural gas hedges on the consolidated statement of operations for the year ended December 31, 2008 was operating expense of $1.3 million, including losses of $0.3 million resulting from the mark to market valuation for the year ended December 31, 2008. The effect on the consolidated statement of operations for both types of derivative instruments for the year ended December 31, 2007 was operating income of $2.2 million.

Foreign Exchange Hedge

During the year ended December 31, 2009, we entered into foreign exchange hedges to mitigate the impact on operating profit of unfavorable fluctuations in foreign currency exchange rates. These instruments are short term with quarterly maturities and no remaining balance in AOCL as of December 31, 2009. The effect on the consolidated statement of operations for the year ended December 31, 2009 was expense of $1.9 million included in other, net on the consolidated statement of operations.

Zinc

In 2008, we continued a program to mitigate the impact of fluctuations in the price of zinc purchases. The intent of this program was to protect our operating profit from adverse price changes by entering into derivative instruments. During the third quarter of 2009, we entered into a derivative instrument which expired on December 31, 2009. The effect of this derivative instrument on the 2009 consolidated financial statement of operations was not significant. During the fourth quarter of 2009, we entered into a derivative instrument expiring on March 31, 2010. The effect of this derivative instrument on the 2009 consolidated financial statements was not significant. The effect on the consolidated statement of operations for the years ended December 31, 2008 and December 31, 2007 was income of $1.8 million and $2.6 million, respectively.

Stock-Based Compensation

We have a stock-based compensation plan covering our employees and our Board of Directors. See Note 16 of the Notes to Consolidated Financial Statements.

Employee Retirement Plans

As disclosed in Note 14 of the Notes to Consolidated Financial Statements, the projected benefit obligation for the employee retirement plans exceeds the plans' assets by $68.5 million as of December 31, 2009 as compared to $133.4 million as of December 31, 2008. The change was primarily due to an increase in actual investment returns and well as the curtailment of plan benefits as further discussed below. We continue to sponsor an employee savings plan under the existing 401(k) plan that covers substantially all employees and includes a Company matching contribution of up to 6% based on our performance, as well as a Supplemental Profit Sharing Plan.

Employer contributions for the year ending December 31, 2010 are expected to be $12.3 million for the defined benefit plans compared to $19.3 million contributed during 2009. Employer contributions to the 401(k) plans and the Supplemental Profit Sharing Plan for the year ending December 31, 2010 are expected to be $7.7 million compared to $7.4 million during 2009.

During the first quarter of 2009, the Company amended its Supplemental Retirement Plan (the "Supplemental Plan") to reduce future retirement plan costs. This amendment provides that all benefit accruals under the Supplemental Plan cease effective March 31, 2009, and the Supplemental Plan was frozen as of that date. In addition, the Company amended the Trinity Industries, Inc. Standard Pension Plan (the "Pension Plan"). This amendment was designed to reduce future pension costs and provides that, effective March 31, 2009, all future benefit accruals under the Pension Plan automatically cease for all participants, and the accrued benefits under the Pension Plan were determined and frozen as of that date. Accordingly, as a result of these amendments, accrued pension liability was reduced by $44.1 million with an offsetting reduction in funded status of pension liability included in AOCL.

Contractual Obligations and Commercial Commitments

As of December 31, 2009, we had the following contractual obligations and commercial commitments:

Contractual Obligations and Commercial Commitments	Total	Payments Due by Period 1 Year or Less	2-3 Years	4-5 Years	After 5 Years
			(in millions)		
Debt, excluding interest	$ 1,966.7	$ 62.6	$ 253.7	$ 321.4	$ 1,329.0
Operating leases	22.4	12.1	9.0	1.0	0.3
Purchase obligations(1)	44.2	44.2	—	—	—
Letters of credit	89.6	84.4	5.2	—	—
Leasing Group — operating leases related to sale/leaseback transactions	690.3	46.4	96.0	100.2	447.7
Other	56.8	39.4	13.1	4.3	—
Total	$ 2,870.0	$ 289.1	$ 377.0	$ 426.9	$ 1,777.0

(1) Non-cancelable purchase obligations principally relate to the Inland Barge Group.

On January 1, 2007, we adopted the provisions of a pronouncement issued by the FASB regarding the accounting treatment of uncertain tax positions. See Note 13 of the Notes to Consolidated Financial Statements. As of December 31, 2009 and 2008, we had approximately $56.1 million and $43.5 million, respectively, of tax liabilities, including interest and penalties, related to uncertain tax positions. Because of the high degree of uncertainty regarding the timing of future cash outflows associated with these liabilities, we are unable to estimate the years in which settlement will occur with the respective taxing authorities.

Critical Accounting Policies and Estimates

Management's Discussion and Analysis of Financial Condition and Results of Operations discusses our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. On an on-going basis, management evaluates its estimates and judgments, including those related to bad debts, inventories, property, plant, and equipment, goodwill, income taxes, warranty obligations, insurance, restructuring costs, contingencies, and litigation. Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

We believe the following critical accounting policies, among others, affect our more significant judgments and estimates used in the preparation of our consolidated financial statements.

Inventory

We state all our inventories at the lower of cost or market. Our policy related to excess and obsolete inventory requires the inventory to be analyzed at the business unit level on a quarterly basis and to record any required adjustments. In assessing the ultimate realization of inventories, we are required to make judgments as to future demand requirements and compare that with the current or committed inventory levels. It is possible that changes in required inventory reserves may occur in the future due to then current market conditions.

Long-lived Assets

We periodically evaluate the carrying value of long-lived assets to be held and used for potential impairment. The carrying value of long-lived assets to be held and used is considered impaired only when the carrying value is not recoverable through undiscounted future cash flows and the fair value of the assets is less than its carrying value. Fair value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risks involved or market quotes as available. Impairment losses on long-lived assets held for sale are determined in a similar manner, except that fair values are reduced by the estimated cost to dispose of the assets.

Goodwill

Goodwill is required to be tested for impairment annually, or on an interim basis, whenever events or circumstances change, indicating that the carrying amount of the goodwill might be impaired. The goodwill impairment test is a two-step process requiring the comparison of the reporting unit's estimated fair value with the carrying amount of its net assets. Step two of the impairment test is necessary to determine the amount of goodwill impairment to be recorded when the reporting unit's recorded net assets exceed its fair value. Impairment is assessed at the "reporting unit" level by applying a fair value-based test. We perform this test for our five principal business segments: (1) the Rail Group, (2) the Construction Products Group, (3) the Inland Barge Group, (4) the Energy Equipment Group, and (5) the Railcar Leasing and Management Services Group. The estimates and judgments that most significantly affect the fair value calculations are assumptions related to revenue and operating profit growth, discount rates and exit multiples. Due to an overall market decline for products in the Rail Group during the second quarter of 2009, we concluded that indications of impairment existed that required an interim goodwill impairment analysis. Accordingly, we tested the Rail Group's goodwill for impairment as of June 30, 2009 and recorded a charge of $325 million during the second quarter of 2009. As of December 31, 2009, the Company's annual impairment test of goodwill was completed at the reporting unit level and no additional impairment charges were determined to be necessary. See Note 9 of the Notes to Consolidated Financial Statements for further explanation and results of this test.

Given the current economic environment and the uncertainties regarding the potential impact on our businesses, there can be no assurance that our estimates and assumptions regarding the duration of the ongoing economic downturn, or the period or strength of recovery, made for the purposes of the long-lived asset and goodwill impairment tests will prove to be accurate predictions of the future. If our assumptions regarding forecasted cash flows are not achieved, it is possible that additional impairments of remaining goodwill and long-lived assets may be required.

Warranties

The Company provides warranties against workmanship and materials defects generally ranging from one to five years depending on the product. The warranty costs are estimated using a two step approach. First, an engineering estimate is made for the cost of all claims that have been filed by a customer. Second, based on historical claims experience, a cost is accrued for all products still within a warranty period for which no claims have been filed. The Company provides for the estimated cost of product warranties at the time revenue is recognized related to products covered by warranties and assesses the adequacy of the resulting reserves on a quarterly basis.

Insurance

We are effectively self-insured for workers' compensation claims. A third-party administrator processes all such claims. We accrue our workers' compensation liability based upon independent actuarial studies. To the extent actuarial assumptions change and claims experience rates differ from historical rates, our liability may change.

Contingencies and Litigation

We are currently involved in certain legal proceedings. As discussed in Note 18 of the Notes to Consolidated Financial Statements, as of December 31, 2009, we have accrued our estimate of the probable settlement or judgment costs for the resolution of certain of these claims. This estimate has been developed in consultation with outside counsel handling our defense in these matters and is based upon an analysis of potential results, assuming a combination of litigation and settlement strategies. We do not believe these proceedings will have a material adverse effect on our consolidated financial position. It is possible, however, that future results of operations for any particular quarterly or annual period could be materially affected by changes in our assumptions related to these proceedings.

Environmental

We are involved in various proceedings related to environmental matters. We have provided reserves to cover probable and estimable liabilities with respect to such proceedings, taking into account currently available information and our contractual rights of indemnification. However, estimates of future response costs are necessarily imprecise. Accordingly, there can be no assurance that we will not become involved in future litigation or other proceedings or, if we were found to be responsible or liable in any litigation or proceeding, that such costs would not be material to us.

Recent Accounting Pronouncements

See Note 1 of the Notes to Consolidated Financial Statements.

Forward-Looking Statements

This annual report on Form 10-K (or statements otherwise made by the Company or on the Company's behalf from time to time in other reports, filings with the SEC, news releases, conferences, World Wide Web postings or otherwise) contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any statements contained herein that are not historical facts are forward-looking statements and involve risks and uncertainties. These forward-looking statements include expectations, beliefs, plans, objectives, future financial performances, estimates, projections, goals, and forecasts. Trinity uses the words "anticipates," "believes," "estimates," "expects," "intends," "forecasts," "may," "will," "should," and similar expressions to identify these forward-looking statements. Potential factors, which could cause our actual results of operations to differ materially from those in the forward-looking statements include, among others:

- market conditions and demand for our business products and services;
- the cyclical nature of industries in which we compete;
- variations in weather in areas where our construction and energy products are sold, used, or installed;
- disruption of manufacturing capacity due to weather related events;
- the timing of introduction of new products;
- the timing of customer orders or a breach of customer contracts;
- the credit worthiness of customers and their access to capital;
- product price changes;
- changes in mix of products sold;
- the extent of utilization of manufacturing capacity;
- availability and costs of steel, component parts, supplies, and other raw materials;
- competition and other competitive factors;
- changing technologies;
- surcharges and other fees added to fixed pricing agreements for raw materials;
- interest rates and capital costs;
- counter-party risks for financial instruments;
- long-term funding of our operations;
- taxes;
- the stability of the governments and political and business conditions in certain foreign countries, particularly Mexico;
- changes in import and export quotas and regulations;
- business conditions in foreign economies;
- results of litigation; and
- legal, regulatory, and environmental issues.

Any forward-looking statement speaks only as of the date on which such statement is made. Trinity undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made.

Item 7A. *Quantitative and Qualitative Disclosures About Market Risk.*

Our earnings could be affected by changes in interest rates due to the impact those changes have on our variable rate debt obligations, which represented approximately 36.4% of our total debt as of December 31, 2009. If interest rates average one percentage point more in fiscal year 2010 than they did during 2009, our interest expense would increase by $0.6 million. In comparison, at December 31, 2008, we estimated that if interest rates averaged one percentage point more in fiscal year 2009 than they did during the year ended December 31, 2008, our interest expense would increase by $1.1 million. The impact of an increase in interest rates was determined based on the impact of the hypothetical change in interest rates and scheduled principal payments on our variable-rate debt obligations as of December 31, 2009 and 2008. A one percentage point increase in the interest rate yield would decrease the fair value of the fixed rate debt by approximately $111.9 million. A one percentage point decrease in the interest rate yield would increase the fair value of the fixed rate debt by approximately $130.4 million.

Trinity uses derivative instruments to mitigate the impact of increases in natural gas, diesel fuel prices, and zinc. Existing hedge transactions as of December 31, 2009 are based on the New York Mercantile Exchange for natural gas and heating oil. Hedge transactions are settled with the counterparty in cash. At December 31, 2009, the effect on the consolidated balance sheet was insignificant, and at December 31, 2008 we had recorded in the consolidated balance sheet a liability of $2.0 million. The effect on the consolidated statement of operations for the year ended December 31, 2009 was operating expense of $1.5 million, and for the year ended December 31, 2008 was operating income of $10.0 million. We estimate that the impact to earnings and the balance sheet that could result from hypothetical price changes of up to 10% are not significant based on hedge positions at December 31, 2009.

In addition, we are subject to market risk related to our net investments in our foreign subsidiaries. The net investment in foreign subsidiaries as of December 31, 2009 was $181.9 million. The impact of such market risk exposures as a result of foreign exchange rate fluctuations has not been material to us. See Note 12 of the Notes to Consolidated Financial Statements.

Item 8. ***Financial Statements and Supplementary Data.***

Trinity Industries, Inc.

Index to Financial Statements

The Consolidated Balance Sheet as of December 31, 2008, the Consolidated Statements of Operations for the years ended December 31, 2007 and 2008 and the Consolidated Statements of Cash Flows for the years ended December 31, 2007 and 2008 have been adjusted due to the adoption of new accounting pronouncements. See Notes 11 and 17 of the Notes to Consolidated Financial Statements for an explanation of the effects of these pronouncements.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Trinity Industries, Inc.

We have audited Trinity Industries, Inc. and Subsidiaries' internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Trinity Industries, Inc.'s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Trinity Industries, Inc. and Subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Trinity Industries, Inc. and Subsidiaries as of December 31, 2009 and 2008, and the related consolidated statements of operations, cash flows, and stockholders' equity for each of the three years in the period ended December 31, 2009 of Trinity Industries, Inc. and Subsidiaries and our report dated February 18, 2010 expressed an unqualified opinion thereon.

/s/ ERNST & YOUNG LLP

Dallas, Texas
February 18, 2010

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Trinity Industries, Inc.

We have audited the accompanying consolidated balance sheets of Trinity Industries, Inc. and Subsidiaries as of December 31, 2009 and 2008, and the related consolidated statements of operations, cash flows and stockholders' equity for each of the three years in the period ended December 31, 2009. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Trinity Industries, Inc. and Subsidiaries at December 31, 2009 and 2008, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2009, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1 to the consolidated financial statements, during the year ended December 31, 2009, the Company adopted new accounting standards relating to convertible debt instruments that may be settled in cash upon conversion and the manner in which basic and diluted earnings per share are calculated.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Trinity Industries, Inc. and subsidiaries' internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 18, 2010 expressed an unqualified opinion thereon.

/s/ ERNST & YOUNG LLP

Dallas, Texas
February 18, 2010

Trinity Industries, Inc. and Subsidiaries
Consolidated Statements of Operations

	Year Ended December 31,		
	2009	2008	2007
		(adjusted – see Notes 11 and 17)	
	(in millions, except per share data)		
Revenues	$ 2,575.2	$ 3,882.8	$ 3,832.8
Operating costs:			
Cost of revenues	2,095.0	3,080.3	3,074.1
Selling, engineering, and administrative expenses	185.9	243.0	228.9
Goodwill impairment	325.0	—	—
	2,605.9	3,323.3	3,303.0
Operating profit (loss)	(30.7)	559.5	529.8
Other (income) expense:			
Interest income	(1.7)	(5.1)	(12.2)
Interest expense	123.2	109.4	84.5
Other, net	(5.3)	1.4	2.6
	116.2	105.7	74.9
Income (loss) from continuing operations before income taxes	(146.9)	453.8	454.9
Provision (benefit) for income taxes:			
Current	14.4	(75.8)	110.1
Deferred	(23.8)	247.2	55.0
	(9.4)	171.4	165.1
Income (loss) from continuing operations	(137.5)	282.4	289.8
Discontinued operations:			
Loss from discontinued operations, net of benefit for income taxes of $(0.0), $(0.0), and $(0.2)	(0.2)	(1.5)	(0.7)
Net income (loss)	$ (137.7)	$ 280.9	$ 289.1
Net income (loss) per common share:			
Basic:			
Continuing operations	$ (1.81)	$ 3.49	$ 3.58
Discontinued operations	(0.00)	(0.02)	(0.01)
	$ (1.81)	$ 3.47	$ 3.57
Diluted:			
Continuing operations	$ (1.81)	$ 3.47	$ 3.55
Discontinued operations	(0.00)	(0.02)	(0.01)
	$ (1.81)	$ 3.45	$ 3.54
Weighted average number of shares outstanding:			
Basic	76.4	78.4	78.7
Diluted	76.4	78.8	79.4
Dividends declared per common share	$ 0.32	$ 0.31	$ 0.26

See accompanying notes to consolidated financial statements.

Trinity Industries, Inc. and Subsidiaries
Consolidated Balance Sheets

	December 31, 2009	December 31, 2008 (adjusted – see Note 11)
	(in millions)	
ASSETS		
Cash and cash equivalents	$ **611.8**	$ 161.8
Short-term marketable securities	**70.0**	—
Receivables, net of allowance for doubtful accounts of $5.1 and $6.8	**159.8**	251.3
Income tax receivable	**11.2**	98.7
Inventories:		
Raw materials and supplies	**97.1**	353.0
Work in process	**46.5**	111.2
Finished goods	**87.9**	147.6
	231.5	611.8
Property, plant, and equipment, at cost	**3,973.3**	3,843.5
Less accumulated depreciation	**(935.1)**	(852.9)
	3,038.2	2,990.6
Goodwill	**180.8**	504.0
Restricted cash	**138.6**	112.1
Other assets	**214.5**	181.3
	$ 4,656.4	$ 4,911.6
LIABILITIES AND STOCKHOLDERS' EQUITY		
Accounts payable	$ **76.8**	$ 217.6
Accrued liabilities	**374.5**	481.8
Debt:		
Recourse, net of unamortized discount of $121.6 and $131.2	**646.0**	584.4
Non-recourse	**1,199.1**	1,190.3
	1,845.1	1,774.7
Deferred income	**77.7**	71.8
Deferred income taxes	**397.9**	388.3
Other liabilities	**78.1**	65.1
	2,850.1	2,999.3
Stockholders' equity:		
Preferred stock — 1.5 shares authorized and un-issued	—	—
Common stock — shares authorized — 200.0; shares issued and outstanding at December 31, 2009 — 81.7; at December 31, 2008 — 81.7	**81.7**	81.7
Capital in excess of par value	**598.4**	612.7
Retained earnings	**1,263.9**	1,427.0
Accumulated other comprehensive loss	**(98.0)**	(161.3)
Treasury stock — at December 31, 2009 — 2.5 shares; at December 31, 2008 — 2.3 shares	**(39.7)**	(47.8)
	1,806.3	1,912.3
	$ 4,656.4	$ 4,911.6

See accompanying notes to consolidated financial statements.

Trinity Industries, Inc. and Subsidiaries
Consolidated Statements of Cash Flows

	Year Ended December 31,		
	2009	2008	2007
		(adjusted - see Note 11)	
	(in millions)		
Operating activities:			
Net income (loss)	**$ (137.7)**	$ 280.9	$ 289.1
Adjustments to reconcile net income (loss) to net cash provided by continuing operating activities:			
Loss from discontinued operations	**0.2**	1.5	0.7
Goodwill impairment	**325.0**	—	—
Depreciation and amortization	**160.8**	140.3	118.9
Stock-based compensation expense	**13.5**	18.7	18.6
Excess tax benefits from stock-based compensation	**—**	(0.9)	(4.0)
(Benefit) provision for deferred income taxes	**(23.8)**	247.2	55.0
Gain on disposition of property, plant, equipment, and other assets	**(5.9)**	(10.5)	(17.0)
Other	**(11.8)**	(17.8)	(37.7)
Changes in assets and liabilities:			
(Increase) decrease in receivables	**91.5**	43.4	(45.7)
Decrease in income tax receivable — collection of refunds	**111.4**	—	—
Increase in income tax receivable — other	**(23.9)**	(98.7)	—
(Increase) decrease in inventories	**380.1**	(25.8)	(50.9)
(Increase) decrease in restricted cash	**(26.5)**	(20.4)	8.5
(Increase) decrease in other assets	**(43.1)**	(18.6)	(61.5)
Increase (decrease) in accounts payable	**(140.8)**	(13.8)	(5.2)
Increase (decrease) in accrued liabilities	**(20.5)**	(114.5)	92.4
Increase (decrease) in other liabilities	**11.4**	9.7	(16.0)
Net cash provided by operating activities — continuing operations	**659.9**	420.7	345.2
Net cash required by operating activities — discontinued operations	**(0.2)**	(1.5)	(0.7)
Net cash provided by operating activities	**659.7**	419.2	344.5
Investing activities:			
Investment in short-term marketable securities	**(70.0)**	—	—
Proceeds from sales of railcars from our lease fleet	**195.2**	222.1	359.3
Proceeds from sales of railcars from our lease fleet — sale and leaseback	**103.6**	—	—
Proceeds from disposition of property, plant, equipment, and other assets	**15.1**	20.8	51.0
Capital expenditures — lease subsidiary	**(381.8)**	(1,110.8)	(705.4)
Capital expenditures — manufacturing and other	**(47.4)**	(132.3)	(188.7)
Payment for purchase of acquisitions, net of cash acquired	**—**	—	(51.0)
Net cash required by investing activities	**(185.3)**	(1,000.2)	(534.8)
Financing activities:			
Issuance of common stock, net	**1.1**	3.1	12.2
Excess tax benefits from stock-based compensation	**—**	0.9	4.0
Payments to retire debt	**(294.0)**	(390.8)	(129.5)
Proceeds from issuance of debt	**300.1**	922.5	304.8
Stock repurchases	**(6.3)**	(58.3)	(2.9)
Dividends paid to common shareholders	**(25.3)**	(24.2)	(20.2)
Net cash (required) provided by financing activities	**(24.4)**	453.2	168.4
Net increase (decrease) in cash and cash equivalents	**450.0**	(127.8)	(21.9)
Cash and cash equivalents at beginning of period	**161.8**	289.6	311.5
Cash and cash equivalents at end of period	**$ 611.8**	$ 161.8	$ 289.6

Interest paid for the years ended December 31, 2009, 2008, and 2007, net of $0.9 million and $0.6 million in capitalized interest for 2008, and 2007, respectively, was $101.4 million, $84.3 million, and $71.5 million, respectively. There was no capitalized interest in 2009. Tax refunds received, net of payments made, for the year ended December 31, 2009 were $85.6 million. Taxes paid, net of refunds received, for the years ended December 31, 2008, and 2007 were $33.6 million, and $71.3 million, respectively.

Non-cash investing and financing activity: During the year ended December 31, 2009, the Company acquired $56.6 million of equipment on lease through the assumption of capital lease obligations. The Company issued 325,800 shares of its common stock valued at $11.7 million in connection with a 2007 acquisition. See Note 2 Acquisitions and Divestitures.

See accompanying notes to consolidated financial statements.

Trinity Industries, Inc. and Subsidiaries
Consolidated Statements of Stockholders' Equity

	Common Stock							
	Shares (200.0 Authorized)	$1.00 Par Value	Capital in Excess of Par Value	Retained Earnings	Accumulated Other Comprehensive Loss	Treasury Shares	Treasury Stock at Cost	Total Stockholders' Equity
				(in millions, except par value)				
Balances at December 31, 2006 as originally reported	80.0	$ 80.0	$ 484.3	$ 908.8	$ (69.2)	(0.0)	$ (0.4)	$ 1,403.5
Cumulative effect of adopting accounting pronouncement (see Note 11)	—	—	92.8	(2.8)	—	—	—	90.0
Balances at December 31, 2006 as adjusted	80.0	$ 80.0	$ 577.1	$ 906.0	$ (69.2)	(0.0)	$ (0.4)	$ 1,493.5
Cumulative effect of adopting accounting pronouncement (see Note 13)	—	—	—	(3.1)	—	—	—	(3.1)
Net income	—	—	—	289.1	—	—	—	289.1
Other comprehensive income:								
Change in funded status of pension liability, net of tax	—	—	—	—	18.7	—	—	18.7
Currency translation adjustments, net of tax	—	—	—	—	0.2	—	—	0.2
Unrealized loss on derivative financial instruments, net of tax	—	—	—	—	(11.3)	—	—	(11.3)
Comprehensive net income								296.7
Cash dividends on common stock	—	—	—	(21.0)	—	—	—	(21.0)
Restricted shares issued, net	0.5	0.5	21.5	—	—	—	(1.2)	20.8
Shares repurchased	—	—	—	—	—	(0.1)	(2.9)	(2.9)
Shares issued for acquisition	0.3	0.3	11.4	—	—	—	—	11.7
Stock options exercised	0.8	0.8	14.3	—	—	(0.1)	(3.4)	11.7
Income tax benefit from stock options exercised	—	—	4.7	—	—	—	—	4.7
Stock-based compensation expense	—	—	1.6	—	—	—	—	1.6
Other	—	—	0.6	—	—	—	(1.6)	(1.0)
Balances at December 31, 2007 as adjusted	81.6	$ 81.6	$ 631.2	$ 1,171.0	$ (61.6)	(0.2)	$ (9.5)	$ 1,812.7
Net income	—	—	—	280.9	—	—	—	280.9
Other comprehensive income:								
Currency translation adjustments, net of tax	—	—	—	—	0.2	—	—	0.2
Change in funded status of pension liability, net of tax	—	—	—	—	(50.6)	—	—	(50.6)
Unrealized loss on derivative financial instruments, net of tax	—	—	—	—	(48.3)	—	—	(48.3)
Other changes, net of tax	—	—	—	—	(1.0)	—	—	(1.0)
Comprehensive net income								181.2
Cash dividends on common stock	—	—	—	(24.9)	—	—	—	(24.9)
Restricted shares surrendered, net	—	—	(16.0)	—	—	0.3	11.1	(4.9)
Shares repurchased	—	—	—	—	—	(2.6)	(58.3)	(58.3)
Stock options exercised	0.1	0.1	(5.9)	—	—	0.2	8.9	3.1
Income tax benefit from stock options exercised	—	—	1.7	—	—	—	—	1.7
Stock-based compensation expense	—	—	1.2	—	—	—	—	1.2
Other	—	—	0.5	—	—	—	—	0.5
Balances at December 31, 2008 as adjusted	81.7	$ 81.7	$ 612.7	$ 1,427.0	$(161.3)	(2.3)	$ (47.8)	$ 1,912.3
Net loss	—	—	—	(137.7)	—	—	—	(137.7)
Other comprehensive loss:								
Change in funded status of pension liability, net of tax	—	—	—	—	35.6	—	—	35.6
Unrealized loss on derivative financial instruments, net of tax	—	—	—	—	27.8	—	—	27.8
Other changes, net of tax		—	—	—	(0.1)	—	—	(0.1)
Comprehensive net loss								(74.4)
Cash dividends on common stock	—	—	—	(25.3)	—	—	—	(25.3)
Restricted shares issued, net	—	—	(12.6)	—	—	0.5	12.6	—
Shares repurchased	—	—	—	—	—	(0.8)	(6.3)	(6.3)
Stock options exercised	—	—	(0.6)	—	—	0.1	1.7	1.1
Income tax expense from stock options exercised	—	—	(2.1)	—	—	—	—	(2.1)
Stock-based compensation expense	—	—	1.0	—	—	—	—	1.0
Other	—	—	—	(0.1)	—	—	0.1	—
Balances at December 31, 2009	81.7	$ 81.7	$ 598.4	$ 1,263.9	$ (98.0)	(2.5)	$ (39.7)	$ 1,806.3

See accompanying notes to consolidated financial statements.

Note 1. Summary of Significant Accounting Policies

Principles of Consolidation

The financial statements of Trinity Industries, Inc. and its consolidated subsidiaries ("Trinity", "Company", "we" or "our") include the accounts of all majority owned subsidiaries. The equity method of accounting is used for companies in which the Company has significant influence and 50% or less ownership. All significant intercompany accounts and transactions have been eliminated.

Stockholders' Equity

On December 8, 2009, the Company's Board of Directors authorized an extension of its stock repurchase program. This extension allows for the repurchase of the Company's common stock through December 31, 2010. The repurchase program originally commenced in 2007 with an authorization of $200 million. During the year ended December 31, 2009, 813,028 shares were repurchased under this program at a cost of approximately $6.3 million. Since the inception of this program, the Company has repurchased a total of 3,532,728 shares at a cost of approximately $67.5 million.

Revenue Recognition

Revenues for contracts providing for a large number of units and few deliveries are recorded as the individual units are produced, inspected, and accepted by the customer as the risk of loss passes to the customer upon pre-delivery acceptance on these contracts. This occurs primarily in the Rail and Inland Barge Groups. Revenues from construction contracts are recorded using percentage of completion accounting, using incurred labor hours to estimated total hours of the contract. Estimated losses on all contracts are recorded when determined to be probable and estimable. Revenue from rentals and operating leases, including contracts which contain non-level fixed rental payments, is recognized monthly on a straight-line basis. Fees for shipping and handling are recorded as revenue. For all other products, we recognize revenue when products are shipped or services are provided.

Income Taxes

The liability method is used to account for income taxes. Deferred income taxes represent the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Valuation allowances reduce deferred tax assets to an amount that will more likely than not be realized.

Financial Instruments

The Company considers all highly liquid debt instruments to be either cash and cash equivalents if purchased with a maturity of three months or less or short-term marketable securities if purchased with a maturity of more than three months and less than one year.

Financial instruments which potentially subject the Company to concentration of credit risk are primarily cash investments, short-term marketable securities, and receivables. The Company places its cash investments and short-term marketable securities in bank deposits and investment grade, short-term debt instruments and limits the amount of credit exposure to any one commercial issuer. Concentrations of credit risk with respect to receivables are limited due to control procedures to monitor the credit worthiness of customers, the large number of customers in the Company's customer base, and their dispersion across different industries and geographic areas. As receivables are generally unsecured, the Company maintains an allowance for doubtful accounts based upon the expected collectability of all receivables.

Inventories

Inventories are valued at the lower of cost or market, with cost determined principally on the first in first out method. Market is replacement cost or net realizable value. Work in process and finished goods include material, labor, and overhead.

Property, Plant, and Equipment

Property, plant, and equipment are stated at cost and depreciated over their estimated useful lives using the straight-line method. The estimated useful lives are: buildings and improvements — 3 to 30 years; leasehold improvements — the lesser of the term of the lease or 7 years; machinery and equipment — 2 to 10 years; information systems hardware and software — 2 to 5 years; and railcars in our lease fleet — generally 35 years. The costs of ordinary maintenance and repair are charged to operating costs while renewals and major replacements are capitalized.

Long-lived Assets

The Company periodically evaluates the carrying value of long-lived assets to be held and used for potential impairment. The carrying value of long-lived assets to be held and used is considered impaired only when their carrying value is not recoverable through undiscounted future cash flows and the fair value of the assets is less than their carrying value. Fair value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risks involved or market quotes as available. Impairment losses on long-lived assets held for sale are determined in a similar manner, except that fair values are reduced for the estimated cost to dispose of the assets. Impairment losses were not material for the years ended December 31, 2009, 2008, and 2007.

Goodwill and Intangible Assets

Goodwill is required to be tested for impairment annually, or on an interim basis whenever events or circumstances change, indicating that the carrying amount of the goodwill might be impaired. The goodwill impairment test is a two-step process requiring the comparison of the reporting unit's estimated fair value with the carrying amount of its net assets. Step two of the impairment test is necessary to determine the amount of goodwill impairment to be recorded when the reporting unit's recorded net assets exceed its fair value. Impairment is assessed at the "reporting unit" level by applying a fair value-based test. We perform this test for our five principal business segments: (1) the Rail Group, (2) the Construction Products Group, (3) the Inland Barge Group, (4) the Energy Equipment Group, and (5) the Railcar Leasing and Management Services Group. The estimates and judgments that most significantly affect the fair value calculations are assumptions related to revenue and operating profit growth, discount rates and exit multiples. Due to an overall market decline for products in the Rail Group during the second quarter of 2009, we concluded that indications of impairment existed that required an interim goodwill impairment analysis. Accordingly, we tested the Rail Group's goodwill for impairment as of June 30, 2009 and recorded a charge of $325 million during the second quarter of 2009. See Note 9 for further explanation and results of this test. Other than the Rail Group goodwill impairment charge, we determined that there was no additional impairment of the recorded goodwill balance of $180.8 as of December 31, 2009.

Intangible assets with defined useful lives, which as of December 31, 2009 had net book values of $7.0 million, are amortized over their estimated useful lives and are also evaluated for potential impairment at least annually. Impairment losses were not material for the years ended December 31, 2009, 2008, and 2007.

Restricted Cash

Restricted cash consists of cash and cash equivalents which are held as collateral for the Company's debt and lease obligations and as such are restricted in use.

Insurance

The Company is effectively self-insured for workers' compensation. A third party administrator is used to process claims. We accrue our workers' compensation liability based upon independent actuarial studies.

Warranties

The Company provides warranties against workmanship and materials defects generally ranging from one to five years depending on the product. The warranty costs are estimated using a two-step approach. First, an engineering estimate is made for the cost of all claims that have been filed by a customer. Second, based on historical claims experience, a cost is accrued for all products still within a warranty period for which no claims have been filed. The Company provides for the estimated cost of product warranties at the time revenue is recognized related to products covered by warranties and assesses the adequacy of the resulting reserves on a quarterly basis.

Foreign Currency Translation

Operations outside the United States prepare financial statements in currencies other than the United States dollar. The income statement amounts are translated at average exchange rates for the year, while the assets and liabilities are translated at year-end exchange rates. Translation adjustments are accumulated as a separate component of stockholders' equity and other comprehensive loss.

Other Comprehensive Income (Loss)

Other comprehensive income (loss) is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. Comprehensive net income (loss) consists of net income (loss), foreign currency translation adjustments, the effective unrealized portions of changes in fair value of the Company's derivative financial instruments, and the change in the funded status of pension liabilities. See Note 15 Accumulated Other Comprehensive Loss ("AOCL"). All components are shown net of tax.

Recent Accounting Pronouncements

In December 2007, the Financial Accounting Standards Board ("FASB") issued new rules that significantly change the accounting for and reporting of business combination transactions and noncontrolling interests (previously referred to as minority interests) in consolidated financial statements. These rules were effective for fiscal years beginning after December 15, 2008 and are applicable only to transactions occurring after the effective date. The Company adopted the new rules as of January 1, 2009; however, for the year ended December 31, 2009, the Company did not enter into any transactions for which these rules would be applicable.

In March 2008, the FASB issued a new accounting standard that changes the disclosure requirements for derivative instruments and hedging activities. Entities are required to provide enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedge items are accounted for, and (c) how derivative instruments and related hedged items affect an entity's financial position, financial performance, and cash flows. This standard enhances the previously existing disclosure framework and requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of gains and losses on derivative instruments, and disclosures about credit-risk related contingent features in derivative agreements. The provisions of this standard were effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. The Company adopted this standard as of January 1, 2009, and the impact of the adoption was not significant. See Note 7 for required disclosures.

In May 2008, the FASB issued a new accounting pronouncement that requires issuers of certain convertible debt instruments that may be settled in cash upon conversion to separately account for the liability and equity components in a manner that reflects the entity's nonconvertible debt borrowing rate when interest expense is recognized in subsequent periods. The effective date of the new accounting pronouncement is for financial statements issued for fiscal years and interim periods beginning after December 15, 2008 and does not permit earlier application. The Company adopted the provisions of the new pronouncement as of January 1, 2009. See Note 11 for a further explanation of the effects of implementing this pronouncement as it applies to our Convertible Subordinated Notes.

In June 2008, the FASB issued a new accounting pronouncement that applies to the calculation of earnings per share for share-based payment awards with nonforfeitable rights to dividends or dividend equivalents under the existing rules for earnings per share. The pronouncement is effective for financial statements issued for fiscal years beginning after December 15, 2008, and all interim periods within those years. The Company adopted the provisions of the new pronouncement as of January 1, 2009. See Note 17 for a further explanation of the effects of implementing this pronouncement.

In May 2009, the FASB issued a new accounting standard that requires the disclosure of the date through which an entity has evaluated subsequent events and whether that represents the date the financial statements were issued or were available to be issued. This standard was not expected to result in significant changes in the subsequent events that an entity reports, either through recognition or disclosure, in its financial statements. The provisions of this standard were effective for interim or annual financial periods ending after June 15, 2009, and are applied prospectively. The Company adopted this standard on June 30, 2009, and the impact of the adoption was not significant. Subsequent events through February 18, 2010 were evaluated for disclosure in these consolidated financial statements.

In June 2009, the FASB issued a new accounting standard that amends the previous accounting rules for consolidation of variable interest entities. This new accounting standard addresses the elimination of the concept of a qualifying special purpose entity. The new standard also replaces the quantitative-based risks and rewards calculation for determining which enterprise has a controlling financial interest in a variable interest entity with an approach focused on identifying which enterprise has the power to direct the activities of a variable interest entity that most significantly affect its economic performance and the obligation to absorb losses of the entity or the right to receive benefits from the entity. Additionally, the new standard provides more timely and useful information about an enterprise's involvement with a variable interest entity. This standard is effective for annual reporting periods beginning after November 15, 2009. Accordingly, the Company adopted this new standard on January 1, 2010. See Note 6 for a further explanation of the effects of implementing this pronouncement as it applies to our equity investment in TRIP Rail Holdings LLC ("TRIP Holdings").

Management's Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications

Amounts previously reported have been adjusted as a result of the adoption of accounting pronouncements as previously explained under Recent Accounting Pronouncements and Notes 11 and 17. Certain prior year balances have been reclassified in the Consolidated Financial Statements to conform to the 2009 presentations.

Note 2. Acquisitions and Divestitures

During 2009, there were no significant acquisitions or divestitures.

During 2008, the Construction Products Group sold various ready mix concrete facilities located in West Texas and a bridge business production facility. Total proceeds from the 2008 dispositions were $17.8 million with a gain of $8.1 million. Included in the gain was a goodwill write-off of $1.5 million.

There were no significant acquisitions during the year ended December 31, 2008.

During 2007, the Construction Products Group, through wholly owned subsidiaries, made a number of acquisitions including the following:

- highway products companies operating under the names of Central Fabricators, Inc. and Central Galvanizing, Inc.;

- a combined group of East Texas asphalt, ready mix concrete, and aggregates businesses operating under the name Armor Materials; and
- a number of assets in five separate smaller transactions.

The total cost of the 2007 acquisitions was approximately $58.5 million, plus 325,800 shares of Trinity common stock valued at $11.7 million, additional future cash consideration of $10.7 million to be paid during the next three to five years, and contingent payments not to exceed $6.0 million paid during the three year period following the acquisition. In connection with the acquisitions, the Construction Products Group recorded goodwill of approximately $41.7 million and other intangible assets of approximately $5.3 million. The intangible assets acquired in connection with the acquisitions made by the Company during the year ended December 31, 2007, were all related to or resulting from non-compete agreements with the seller(s). Their useful lives were all determined by the contractual terms of the purchase agreements.

Also during 2007, the Construction Products Group sold the following assets:

- a group of assets located in South Texas including four ready mix concrete facilities;
- two ready mix concrete facilities located in the North Texas area;
- three ready mix concrete facilities located in West Texas; and
- a group of assets located in Houston, Texas which included seven ready mix concrete facilities and an aggregates distribution yard.

Total proceeds from the 2007 dispositions were $42.9 million with an after-tax gain of $9.3 million. Included in the after tax gain of $9.3 million was a goodwill write-off of $1.9 million.

On January 7, 2010, Trinity Industries, Inc. commenced a tender offer through a wholly owned subsidiary, THP Merger Co., for all outstanding shares of common stock of Quixote Corporation ("Quixote") for $6.38 per share, including the associated preferred stock purchase rights. The tender offer and merger, with a transactional value of approximately $61 million, were subject to customary closing conditions contained in a Merger Agreement dated December 23, 2009, including the acquisition by THP Merger Co. of at least 60% of Quixote Corporation's issued and outstanding shares on a fully-diluted basis in the tender offer. At the date of the expiration of the tender offer on February 4, 2010, approximately 87% of the outstanding shares of Quixote had been validly tendered and accepted for purchase bringing the Company's total ownership in Quixote to approximately 92% after taking into account the shares already owned by Trinity. On February 5, 2010, THP Merger Co. merged with and into Quixote in a short-form merger with Quixote surviving as a wholly-owned subsidiary of Trinity Industries, Inc as a part of the Construction Products Group.

Note 3. Fair Value Accounting

Assets and liabilities measured at fair value on a recurring basis are summarized below:

	Fair Value Measurement as of December 31, 2009 (in millions)			
	Level 1	Level 2	Level 3	Total
Assets:				
Cash equivalents	$ 581.1	$ —	$ —	$ 581.1
Short-term marketable securities	70.0	—	—	70.0
Restricted cash	138.6	—	—	138.6
Fuel derivative instruments *(1)*	—	0.0	—	0.0
Total assets	$ 789.7	$ 0.0	$ —	$ 789.7
Liabilities:				
Fuel derivative instruments *(1)*	$ —	$ 0.0	$ —	$ 0.0
Interest rate hedges *(2)*	—	32.5	—	32.5
Total liabilities	$ —	$ 32.5	$ —	$ 32.5

(1) Fuel derivative instruments are included in Other assets and Accrued liabilities on the Consolidated Balance Sheet.
(2) Interest rate hedges are included in Accrued liabilities on the Consolidated Balance Sheet.

The carrying amounts and estimated fair values of our long-term debt at December 31, 2009 were as follows:

	Carrying Value	Estimated Fair Value
	(in millions)	
Convertible subordinated notes	$ 328.4	$ 310.5
Senior notes	201.5	202.8
Term loan	59.8	59.8
2006 secured railcar equipment notes	304.7	298.2
Warehouse facility	141.4	141.4
Promissory notes	515.4	506.5
2009 secured railcar equipment notes	237.6	237.6
Capital lease obligations	53.6	53.6
Other	2.7	2.7
Total	$ 1,845.1	$ 1,813.1

The estimated fair values of our convertible subordinated notes and senior notes were based on quoted market prices as of December 31, 2009. The estimated fair values of our 2006 secured railcar equipment notes and promissory notes were based on our estimate of their fair value as of December 31, 2009 determined by discounting their future cash flows at an appropriate market interest rate. The carrying values of our warehouse facility and term loan approximate fair value because the interest rates adjust to market interest rates and there has been no change in the Company's credit rating since the loan agreements were entered into during 2009. The fair values of all other financial instruments are estimated to approximate carrying value.

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market to that asset or liability in an orderly transaction between market participants on the measurement date. An entity is required to establish a fair value hierarchy which maximizes the use of observable inputs and minimizes the use of unobservable inputs when measuring fair value. The three levels of inputs that may be used to measure fair values are listed below:

Level 1 – This level is defined as quoted prices in active markets for identical assets or liabilities. The Company's cash equivalents, short-term marketable securities and restricted cash are instruments of the United States Treasury, United States government agencies or fully-insured certificates of deposit.

Level 2 – This level is defined as observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. The Company's fuel derivative instruments, which are commodity options, are valued using energy and commodity market data. Interest rate hedges are valued at exit prices obtained from each counterparty.

Level 3 – This level is defined as unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Note 4. Segment Information

The Company reports operating results in five principal business segments: (1) the Rail Group, which manufactures and sells railcars and related parts and components; (2) the Construction Products Group, which manufactures and sells highway products, concrete and aggregates, and asphalt; (3) the Inland Barge Group, which manufactures and sells barges and related products for inland waterway services; (4) the Energy Equipment Group, which manufactures and sells products for energy related businesses, including structural wind towers, tank containers and tank heads for pressure and non-pressure vessels, and propane tanks; and (5) the Railcar Leasing and Management Services Group, which provides fleet management, maintenance, and leasing services. The category All Other includes our captive insurance and transportation companies; legal, environmental, and upkeep costs associated with non-operating facilities; other peripheral businesses; and the change in market valuation related to ineffective commodity hedges. Gains and losses from the sale of property, plant, and equipment related to manufacturing, except for the concrete and aggregates operations, are recorded in the cost of revenues of the All Other Segment. Gains and losses from the sale of property, plant, and equipment for the Railcar Leasing and

Management Services Group and the concrete and aggregates operations included in the Construction Products Group are recorded in the cost of revenues of these respective segments because the assets in these two groups are dedicated to these specific operations. All other property, plant, and equipment can be and has been utilized by multiple segments.

Sales and related net profits from the Rail Group to the Railcar Leasing and Management Services Group are recorded in the Rail Group and eliminated in consolidation. Sales between these groups are recorded at prices comparable to those charged to external customers giving consideration for quantity, features, and production demand. Sales of railcars from the lease fleet are included in the Railcar Leasing and Management Services Group. See Note 6 Equity Investment for discussion of sales to a company in which we have an equity investment.

The financial information from continuing operations for these segments is shown in the tables below. We operate principally in North America.

Year Ended December 31, 2009

	Revenues			Operating Profit (Loss)	Assets	Depreciation & Amortization	Capital Expenditures
	External	Intersegment	Total				
				(in millions)			
Rail Group	$ 485.2	$ 410.1	$ 895.3	$ (355.9)	$ 450.7	$ 25.0	$ 19.6
Construction Products Group	524.0	14.5	538.5	32.6	277.3	23.5	11.6
Inland Barge Group	527.3	—	527.3	125.2	69.4	6.1	1.3
Energy Equipment Group	502.2	7.8	510.0	73.8	242.0	16.9	9.1
Railcar Leasing and Management Services Group	524.5	—	524.5	149.0	3,167.3	82.4	381.8
All Other	12.0	36.4	48.4	0.8	27.6	3.1	2.0
Corporate	—	—	—	(30.6)	753.1	4.2	3.8
Eliminations-Lease subsidiary	—	(391.6)	(391.6)	(22.6)	(329.0)	—	—
Eliminations – Other	—	(77.2)	(77.2)	(3.0)	(2.0)	(0.4)	—
Consolidated Total	$ 2,575.2	$ —	$ 2,575.2	$ (30.7)	$ 4,656.4	$ 160.8	$ 429.2

Year Ended December 31, 2008

	Revenues			Operating Profit (Loss)	Assets	Depreciation & Amortization	Capital Expenditures
	External	Intersegment	Total				
				(in millions)			
Rail Group	$ 1,381.0	$ 1,182.4	$ 2,563.4	$ 247.7	$ 1,098.6	$ 26.9	$ 43.4
Construction Products Group	719.7	21.5	741.2	64.2	335.1	24.7	25.5
Inland Barge Group	625.2	—	625.2	119.2	135.9	5.3	8.7
Energy Equipment Group	605.7	26.9	632.6	100.3	301.9	12.1	42.7
Railcar Leasing and Management Services Group	535.9	—	535.9	158.9	3,020.3	65.2	1,110.8
All Other	15.3	63.4	78.7	7.0	41.8	2.6	8.6
Corporate	—	—	—	(41.3)	325.2	4.0	3.4
Eliminations – Lease subsidiary	—	(1,162.4)	(1,162.4)	(86.3)	(342.3)	—	—
Eliminations – Other	—	(131.8)	(131.8)	(10.2)	(4.9)	(0.5)	—
Consolidated Total	$ 3,882.8	$ —	$ 3,882.8	$ 559.5	$ 4,911.6	$ 140.3	$ 1,243.1

Year Ended December 31, 2007

	Revenues			Operating Profit (Loss)	Assets	Depreciation & Amortization	Capital Expenditures
	External	Intersegment	Total				
	(in millions)						
Rail Group	$ 1,540.0	$ 841.5	$ 2,381.5	$ 347.6	$ 1,172.2	$ 23.6	$ 83.3
Construction Products Group	731.2	1.8	733.0	72.4	342.4	24.1	31.9
Inland Barge Group	493.2	—	493.2	72.6	115.8	4.2	8.2
Energy Equipment Group	422.4	11.5	433.9	50.1	228.0	7.8	48.5
Railcar Leasing and Management Services Group	631.7	—	631.7	161.2	2,039.9	51.0	705.4
All Other	14.3	55.5	69.8	4.6	45.1	2.0	10.1
Corporate	—	—	—	(34.9)	341.5	6.2	6.7
Eliminations – Lease subsidiary	—	(828.5)	(828.5)	(138.0)	(247.4)	—	—
Eliminations – Other	—	(81.8)	(81.8)	(5.8)	(1.4)	—	—
Consolidated Total	$ 3,832.8	$ —	$ 3,832.8	$ 529.8	$ 4,036.1	$ 118.9	$ 894.1

Corporate assets are composed of cash and cash equivalents, short-term marketable securities, notes receivable, certain property, plant, and equipment, and other assets. Capital expenditures do not include business acquisitions.

Externally reported revenues and operating profit for our Mexico operations for the years ended December 31, 2009, 2008, and 2007 are presented below:

	External Revenues Year Ended December 31,			Operating Profit Year Ended December 31,		
	2009	2008	2007	2009	2008	2007
	(in millions)					
Mexico	**$ 86.8**	$ 119.0	$ 73.3	**$ 15.2**	$ 31.1	$ 12.5

Total assets and long-lived assets for our Mexico operations as of December 31, 2009 and 2008 are presented below:

	Total Assets		Long-Lived Assets	
	December 31,			
	2009	2008	2009	2008
	(in millions)			
Mexico	**$ 213.9**	$ 266.9	**$ 164.1**	$ 174.3

Note 5. Railcar Leasing and Management Services Group

The Railcar Leasing and Management Services Group ("Leasing Group") provides fleet management, maintenance, and leasing services. Selected combined financial information for the Leasing Group is as follows:

	December 31, 2009	December 31, 2008
	(in millions)	
Cash	**$ 6.7**	$ 12.7
Leasing equipment:		
Machinery and other	**38.1**	37.0
Equipment on lease	**3,098.9**	2,973.2
	3,137.0	3,010.2
Accumulated depreciation	**(286.9)**	(232.7)
	2,850.1	2,777.5
Restricted cash	**138.6**	112.1
Debt:		
Recourse	**113.4**	61.4
Non-recourse	**1,199.1**	1,190.3

	Year Ended December 31,		
	2009	2008	2007
		(In millions)	
Revenues	**$ 524.5**	$ 535.9	$ 631.7
Operating profit	**149.0**	158.9	161.2

For the years ended December 31, 2009, 2008, and 2007, revenues of $183.8 million, $134.2 million, and $283.6 million, respectively, and operating profit of $22.7 million, $16.6 million, and $38.9 million, respectively, were related to sales of railcars from the lease fleet to a company in which Trinity holds an equity investment. See Note 6 Equity Investment.

The Leasing Group's interest expense, which is not a component of operating profit and includes the effects of hedges related to the Leasing Group's debt, was $80.1 million, $67.2 million, and $43.1 million for the years ended December 31, 2009, 2008, and 2007, respectively. Rent expense, which is a component of operating profit, was $46.7 million, $44.8 million, and $45.1 million for the years ended December 31, 2009, 2008, and 2007, respectively.

Equipment consists primarily of railcars leased by third parties. The Leasing Group purchases equipment manufactured by the Rail Group and enters into lease contracts with third parties with terms generally ranging between one and twenty years. The Leasing Group primarily enters into operating leases. Future minimum rental revenues on leases in each year are as follows:

	2010	2011	2012	2013	2014	Thereafter	Total
			(in millions)				
Future Contractual Minimum Rental Revenues on Leases	$208.8	$168.4	$132.4	$101.1	$75.5	$192.6	$878.8

Debt. The Leasing Group's debt at December 31, 2009 consists of both recourse and non-recourse debt. In February 2009, the Company repaid in full the $61.4 million of recourse debt outstanding at December 31, 2008 while entering into a seven-year $61.0 million term loan agreement in the second quarter of 2009. New capital lease obligations totaling $56.6 million were entered into during the year ended December 31, 2009. These new debt obligations are guaranteed by the Company and secured by railcar equipment and related leases. See Note 11 Debt for the form, maturities, and descriptions of the debt. Leasing Group equipment with a net book value of approximately $1,870.2 million is pledged as collateral for Leasing Group debt including equipment with a net book value of $53.8 million securing capital lease obligations. Certain wholly owned subsidiaries of the Company, including Trinity Industries Leasing Company, are guarantors of the Company's senior debt and certain operating leases. See Note 19 Financial Statements for Guarantors of the Senior Debt for further discussion.

Off Balance Sheet Arrangements. In prior years, the Leasing Group completed a series of financing transactions whereby railcars were sold to one or more separate independent owner trusts ("Trusts"). Each Trust financed the purchase of the railcars with a combination of debt and equity. In each transaction, the equity participant in the Trust is considered to be the primary beneficiary of the Trusts and therefore, the debt related to the Trusts is not included as part of these consolidated financial statements. The Leasing Group, through newly formed, wholly owned qualified subsidiaries, leased railcars from the Trusts under operating leases with terms of 22 years, and subleased the railcars to independent third party customers under shorter term operating rental agreements. Under the terms of the operating lease agreements between the subsidiaries and the Trusts, the Leasing Group has the option to purchase at a predetermined fixed price, certain of the railcars from the Trusts in 2016 and other railcars in 2019. The Leasing Group also has options to purchase the railcars at the end of the respective lease agreements in 2023, 2026, and 2027 at the then fair market value of the railcars as determined by a third party, independent appraisal. At the expiration of the operating lease agreements, the Company has no further obligations with respect to the leased railcars.

These Leasing Group's subsidiaries had total assets as of December 31, 2009 of $230.6 million, including cash of $84.4 million and railcars of $105.3 million. The rights, title, and interest in each sublease, cash, and railcars are pledged to collateralize the lease obligations to the Trusts and are included in the consolidated financial statements of the Company. Trinity does not guarantee the performance of the subsidiaries' lease obligations. Certain ratios and cash deposits must be maintained by the Leasing Group's subsidiaries in order for excess cash flow, as defined in the agreements, from the lease to third parties to be available to Trinity. Future operating lease obligations of the Leasing Group's subsidiaries as well as future minimum rental revenues related to these leases due to the Leasing Group are as follows:

Non-recourse Leases

	2010	2011	2012	2013	2014	Thereafter	Total
				(in millions)			
Future Operating Lease Obligations of Trusts' Cars	$ 40.7	$ 41.7	$ 44.9	$ 46.1	$ 45.3	$ 429.7	$ 648.4
Future Contractual Minimum Rental Revenues of Trusts' Cars	$ 54.8	$ 44.5	$ 36.2	$ 24.6	$ 15.8	$ 55.7	$ 231.6

In each transaction the Leasing Group has entered into a servicing and re-marketing agreement with the Trusts that requires the Leasing Group to endeavor, consistent with customary commercial practice as would be used by a prudent person, to maintain railcars under lease for the benefit of the Trusts. The Leasing Group also receives management fees under the terms of the agreements. In each transaction, an independent trustee for the Trust has authority for appointment of the railcar fleet manager.

Operating Lease Obligations. During the year ended December 31, 2009, the Leasing Group entered into operating lease obligations totaling $40.8 million that are guaranteed by the Company and secured by railcar equipment and related leases. Future amounts due as well as future contractual minimum rental revenues related to operating leases other than leases with the Trusts are as follows:

	2010	2011	2012	2013	2014	Thereafter	Total
				(in millions)			
Future Operating Lease Obligations	$ 5.7	$ 5.0	$ 4.4	$ 4.4	$ 4.4	$ 18.0	$ 41.9
Future Contractual Minimum Rental Revenues	$ 5.2	$ 4.4	$ 3.1	$ 2.7	$ 2.4	$ 9.3	$ 27.1

Note 6. Equity Investment

In 2007, the Company and five other equity investors unrelated to the Company or its subsidiaries formed TRIP Rail Holdings LLC ("TRIP Holdings") for the purpose of providing railcar leasing and management services in North America. TRIP Holdings, through its wholly-owned subsidiary, TRIP Rail Leasing LLC ("TRIP Leasing") purchased railcars from the Company's Rail and Leasing Groups funded by capital contributions from TRIP Holdings' equity investors and third-party debt from 2007 through June 2009. The Company provided 20% of the total of all capital contributions required by TRIP Holdings in exchange for 20% of the equity in TRIP Holdings. In 2009, the Company acquired an additional 8.16% equity ownership in TRIP Holdings for approximately $16.2 million from another equity investor increasing the Company's equity investment to $63.5 million. The Company receives 28.16% of the distributions made from TRIP Holdings to equity investors and has a 28.16% interest in the net assets of TRIP Holdings upon a liquidation event. The terms of the Company's equity investment are identical to the terms of each of the other four equity investors. Railcars purchased from the Company by TRIP Leasing are required to be purchased at prices comparable with the prices of all similar railcars sold by the Company during the same period for new railcars and at prices based on third party appraised values for used railcars. The manager of TRIP Holdings, Trinity Industries Leasing Company ("TILC"), a wholly owned subsidiary of the Company, may be removed without cause as a result of a majority vote of the non-Company equity members.

In 2008 and 2007, the Company contributed $14.6 million and $21.3 million, respectively, in capital to TRIP Holdings equal to its 20% pro rata share of total capital received during those years by TRIP Holdings from the equity investors of TRIP Holdings. During the year ended December 31, 2009, Trinity contributed $11.4 million to TRIP Holdings pursuant to Trinity's equity ownership obligation, totaling a $63.5 million investment in TRIP Holdings as of December 31, 2009 after considering equity interests purchased from another equity owner. Trinity's remaining equity commitment to TRIP Holdings is $5.5 million through June 2010. In 2007, the Company also paid $13.8 million in structuring and placement fees to the principal underwriter in conjunction with the formation of TRIP Holdings that were expensed on a pro rata basis as railcars were purchased from the Company. For the year ended December 31, 2009, $4.1 million of these restructuring and placement fees were expensed, leaving the balance fully amortized as of December 31, 2009. Such expense was treated as sales commissions included in operating costs in the Company's Consolidated Statement of Operations. As of December 31, 2009, TRIP Leasing had purchased $1,284.7 million of railcars from the Company. Under TRIP Leasing's debt agreement, the lenders' availability period to finance additional railcar purchases ended on June 27, 2009. The Company has no obligation to guarantee performance under the debt agreement, guarantee any railcar residual values, shield any parties from losses, or guarantee minimum yields.

TILC, as manager of TRIP Holdings, has the authority to bind TRIP Holdings and perform all acts necessary to conduct the business of TRIP Holdings. For its services as manager, TILC receives a monthly administrative fee and a potential performance fee. Additionally, a disposition fee may be earned by TILC if, no more than twelve months prior to a liquidity event, TILC was serving as the manager. TILC also serves as servicer under an agreement between TRIP Leasing and TILC, providing remarketing and management services. For its services as servicer, TILC receives: 1) a monthly servicing fee, 2) a broker fee on the purchase of equipment by TRIP Leasing, and 3) a sales fee on the sale of equipment by TRIP Leasing to an unaffiliated third party. The servicer may be terminated upon the occurrence and during the continuation of a servicer replacement event by a vote of the lenders with credit exposure in the aggregate exceeding 66⅔%.

The equity method of accounting is being used to account for Trinity's investment in TRIP Holdings. The Company's carrying value of its investment in TRIP Holdings is as follows:

	December 31, 2009	December 31, 2008
	(in millions)	
Capital contributions	**$ 47.3**	$ 35.9
Equity purchased from another investor	**16.2**	—
Equity in earnings	**3.0**	0.5
Equity in unrealized losses on derivative financial instruments	**(3.2)**	(9.5)
Distributions	**(6.0)**	(3.1)
Deferred broker fees	**(1.0)**	(0.8)
	$ 56.3	$ 23.0

Profit on equipment sales to TRIP Leasing was recognized at the time of sale to the extent of the non-Trinity interests in TRIP Holdings. The deferred profit on the sale of equipment to TRIP Leasing pertaining to TILC's interest in TRIP Holdings is amortized over the depreciable life of the related equipment. All other fee income to TILC earned from services provided to TRIP Holdings is recognized by TILC to the extent of the non-Trinity interests in TRIP Holdings.

Sales of railcars to TRIP Leasing and related gains for the years ended December 31, 2009, 2008, and 2007 are as follows:

	Year Ended December 31,		
	2009	**2008**	**2007**
		(in millions)	
Rail Group:			
Sales of railcars to TRIP Leasing	**$ 113.0**	$ 337.5	$ 232.6
Gain on sales of railcars to TRIP Leasing	**$ 11.2**	$ 61.6	$ 41.1
Deferral of gain on sales of railcars to TRIP Leasing based on Trinity's equity interest	**$ 2.8**	$ 12.4	$ 8.2
TILC:			
Sales of railcars to TRIP Leasing	**$ 183.8**	$ 134.2	$ 283.6
Gain on sales of railcars to TRIP Leasing	**$ 30.3**	$ 20.8	$ 48.6
Deferral of gain on sales of railcars to TRIP Leasing based on Trinity's equity interest	**$ 7.6**	$ 4.2	$ 9.7

Administrative fees paid to TILC by TRIP Holdings and TRIP Leasing for the years ended December 31, 2009, 2008, and 2007 were $4.5 million, $4.1 million, and $2.5 million, respectively.

On October 15, 2009, TILC loaned TRIP Holdings $14.5 million to resolve a collateral deficiency. The note has a balance of $10.4 million as of December 31, 2009 and is repayable monthly from TRIP Holdings' excess cash flow plus accrued interest at 11% and is expected to be repaid in full by June 2010.

On January 1, 2010, the Company adopted the provisions of a new accounting pronouncement requiring the inclusion of the consolidated financial statements of TRIP Holdings and subsidiary in the consolidated financial statements of the Company. See further discussion in Note 1 under Recent Accounting Pronouncements. The estimated condensed proforma effects on the Consolidated Balance Sheet of the Company as of December 31, 2009 of the consolidation of the financial statements of TRIP Holdings are as follows:

	Balance Sheet as of December 31, 2009			
	Trinity Industries, Inc.	TRIP Holdings	Eliminations	Proforma Consolidation
		(unaudited)		
	(in millions)			
Assets:				
Cash and cash equivalents	$ 611.8	$ —	$ —	$ 611.8
Short-term marketable securities	70.0	—	—	70.0
Receivables	171.0	1.0	(2.3)	169.7
Inventory	231.5	—	—	231.5
Property, plant and equipment, net	3,038.2	1,227.2	(203.4)	4,062.0
Investment in TRIP Holdings	56.3	—	(56.3)	—
Goodwill	180.8	—	—	180.8
Restricted cash	138.6	43.1	—	181.7
Other assets	158.2	14.9	(15.0)	158.1
	$ 4,656.4	$ 1,286.2	$ (277.0)	$ 5,665.6
Liabilities:				
Accounts payable and accrued liabilities	$ 451.3	42.6	$ (2.3)	$ 491.6
Debt:				
Recourse	646.0	—	—	646.0
Non-recourse	1,199.1	1,056.4	(10.4)	2,245.1
	1,845.1	1,056.4	(10.4)	2,891.1
Deferred income	77.7	—	(42.7)	35.0
Deferred income taxes	397.9	—	—	397.9
Other liabilities	78.1	—	(0.7)	77.4
	2,850.1	1,099.0	(56.1)	3,893.0
Equity:				
Non-controlling interest	—	—	129.9	129.9
Stockholders' equity	1,806.3	187.2	(350.8)	1,642.7
	1,806.3	187.2	(220.9)	1,772.6
	$ 4,656.4	$ 1,286.2	$ (277.0)	$ 5,665.6

Selected consolidating proforma financial information including the effects of TRIP Holdings as of December 31, 2009 is as follows:

	Leasing Entities			
	Leasing Group	TRIP Holdings, Inc.	Corporate/ Manufacturing	Total
	(in millions)			
Cash, cash equivalents and short-term marketable securities	$ 6.7	$ —	$ 675.1	$ 681.8
Property, plant and equipment, net	2,850.1	1,227.2	517.1	4,594.4
Deferred profit on railcars sold to TILC or TRIP	(329.0)	(203.4)	—	(532.4)
	2,521.1	1,023.8	517.1	4,062.0
Restricted cash	138.6	43.1	—	181.7
Debt:				
Recourse	113.4	—	654.2	$ 767.6
Less: unamortized discount	—	—	(121.6)	(121.6)
Total recourse	113.4	—	532.6	646.0
Non-recourse	1,199.1	1,046.0	—	2,245.1
Total debt	$ 1,312.5	$ 1,046.0	$ 532.6	$ 2,891.1

Certain wholly owned subsidiaries of the Company, including Trinity Industries Leasing Company, are guarantors of the Company's senior debt and certain operating leases. See Note 19 Financial Statements for Guarantors of the Senior Debt for further discussion.

Note 7. Derivative Instruments

We use derivative instruments to mitigate the impact of increases in interest rates and zinc, natural gas, and diesel fuel prices, as well as to convert a portion of our variable-rate debt to fixed-rate debt. Additionally, we use derivative instruments to mitigate the impact of unfavorable fluctuations in foreign currency exchange rates. We also use derivatives to lock in fixed interest rates in anticipation of future debt issuances. For instruments designated as hedges, the Company formally documents the relationship between the hedging instrument and the hedged item, as well as the risk management objective and strategy for the use of the hedging instrument. This documentation includes linking the derivatives that are designated as fair value or cash flow hedges to specific assets or liabilities on the balance sheet, commitments, or forecasted transactions. At the time a derivative contract is entered into, and at least quarterly thereafter, the Company assesses whether the derivative item is effective in offsetting the changes in fair value or cash flows. Any change in fair value resulting in ineffectiveness, as defined by accounting standards issued by the FASB is recognized in current period earnings. For derivative instruments that are designated and qualify as cash flow hedges, the effective portion of the gain or loss on the derivative instrument is recorded in AOCL as a separate component of stockholders' equity and reclassified into earnings in the period during which the hedge transaction affects earnings. Trinity monitors its derivative positions and credit ratings of its counterparties and does not anticipate losses due to counterparties' non-performance. See Note 3 for discussion on how the Company valued its commodity hedges and interest rate swaps at December 31, 2009.

Interest rate hedges

In anticipation of a future debt issuance, we entered into interest rate swap transactions during the fourth quarter of 2006 and during 2007. These instruments, with a notional amount of $370 million, hedged the interest rate on a portion of a future debt issuance associated with an anticipated railcar leasing transaction, which closed in May 2008. These instruments settled during the second quarter of 2008. The weighted average fixed interest rate under these instruments was 5.34%. These interest rate swaps were accounted for as cash flow hedges with changes in the fair value of the instruments of $24.5 million recorded as a loss in AOCL through the date the related debt issuance closed with a principal balance of $572.2 million in May 2008. The balance is being amortized over the term of the related debt. On December 31, 2009, the balance remaining in AOCL was $17.9 million. The effect on interest expense for the year ended December 31, 2009 was an increase of $4.0 million due to the amortization of the

AOCL balance. The effect on interest expense for the year ended December 31, 2008 was an increase of $7.1 million. Of the expense, $4.5 million was due to the ineffective portion of the hedges primarily associated with hedged interest payments that were never made and $2.6 million was due to amortization of the AOCL balance. It is expected that $3.8 million in interest expense will be recognized during 2010 from amortization of the AOCL balance.

In May 2008, we entered into an interest rate swap transaction that is being used to fix the LIBOR component of the debt issuance which closed in May 2008. The fixed interest rate under this instrument is 4.126%. The amount recorded for this instrument as of December 31, 2009 in the consolidated balance sheet was a liability of $30.1 million, with $28.1 million of expense in AOCL. The effect on interest expense for the years ended December 31, 2009 and December 31, 2008 was an increase of $21.6 million and $5.5 million, respectively, which related to the monthly settlement of interest and in 2009, included $1.0 million in unrealized derivative losses reclassified from AOCL that was related to a partial retirement of the debt issuance. See Notes 11 and 15. Based on the fair value of the interest rate hedge as of December 31, 2009, it is expected that $18.5 million in interest expense will be recognized during 2010.

During the fourth quarter of 2008, we entered into interest rate swap transactions, with a notional amount of $200 million, which are being used to counter our exposure to changes in the variable interest rate associated with our warehouse facility. The weighted average fixed interest rate under these instruments at December 31, 2009 was 1.798%. The amount recorded for these instruments as of December 31, 2009 in the consolidated balance sheet was a liability of $2.4 million. The effect on interest expense for the years ended December 31, 2009 and December 31, 2008 was an increase of $2.9 million and $2.4 million, respectively, which included the mark to market valuation on the interest rate swap transactions and the monthly settlement of interest. Based on the fair value of the interest rate hedges as of December 31, 2009, it is expected that $2.4 million in interest expense will be recognized in 2010.

During 2005 and 2006, we entered into interest rate swap transactions in anticipation of a future debt issuance. These instruments, with a notional amount of $200 million, fixed the interest rate on a portion of a future debt issuance associated with a railcar leasing transaction in 2006 and settled at maturity in the first quarter of 2006. The weighted average fixed interest rate under these instruments was 4.87%. These interest rate swaps were being accounted for as cash flow hedges with changes in the fair value of the instruments of $4.5 million in income recorded in AOCL through the date the related debt issuance closed in May 2006. The balance is being amortized over the term of the related debt. At December 31, 2009, the balance remaining in AOCL was $3.0 million of income. The effect of the amortization on interest expense for each of the years ended December 31, 2009, 2008, and 2007 was a decrease of $0.4 million. It is expected that $0.4 million in earnings will be recognized during 2010 from amortization of the AOCL balance.

Natural gas and diesel fuel

We continue a program to mitigate the impact of fluctuations in the price of natural gas and diesel fuel purchases. The intent of the program is to protect our operating profit from adverse price changes by entering into derivative instruments. For those instruments that do not qualify for hedge accounting treatment, any changes in their valuation are recorded directly to the consolidated statement of operations. The amount recorded in the consolidated balance sheet as of December 31, 2009 for these instruments was not significant. The effect on the consolidated statement of operations for the year ended December 31, 2009 was operating expense of $1.5 million, which includes the mark to market valuation resulting in a loss of $0.3 million. In July 2008, we settled our 2008 outstanding diesel fuel hedge contracts. The effect of the change in fair value of the diesel fuel hedges, as well as the effect of the settled 2008 diesel fuel contracts, on the consolidated statement of operations for the year ended December 31, 2008 was operating income of $9.5 million. The amount recorded in the consolidated balance sheet for natural gas hedges was a liability of $2.0 million as of December 31, 2008 and $1.0 million of expense in AOCL for both types of derivative instruments. The effect of the natural gas hedges on the consolidated statement of operations for the year ended December 31, 2008 was operating expense of $1.3 million, including losses of $0.3 million resulting from the mark to market valuation for the year ended December 31, 2008. The effect on the consolidated statement of operations for both types of derivative instruments for the year ended December 31, 2007 was operating income of $2.2 million.

Foreign Exchange Hedge

During the year ended December 31, 2009, we entered into foreign exchange hedges to mitigate the impact on operating profit of unfavorable fluctuations in foreign currency exchange rates. These instruments are short term with quarterly maturities and no remaining balance in AOCL as of December 31, 2009. The effect on the consolidated statement of operations for the year ended December 31, 2009 was expense of $1.9 million included in other, net on the consolidated statement of operations.

Zinc

In 2008, we continued a program to mitigate the impact of fluctuations in the price of zinc purchases. The intent of this program was to protect our operating profit from adverse price changes by entering into derivative instruments. During the third quarter of 2009, we entered into a derivative instrument which expired on December 31, 2009. The effect of this derivative instrument on the 2009 consolidated financial statement of operations was not significant. During the fourth quarter of 2009, we entered into a derivative instrument expiring on March 31, 2010. The effect of this derivative instrument on the 2009 consolidated financial statements was not significant. The effect on the consolidated statement of operations for the years ended December 31, 2008 and December 31, 2007 was income of $1.8 million and $2.6 million, respectively.

Note 8. Property, Plant, and Equipment

The following table summarizes the components of property, plant, and equipment as of December 31, 2009 and 2008.

	December 31, 2009	December 31, 2008
	(in millions)	
Corporate/Manufacturing:		
Land	**$ 39.1**	$ 38.1
Buildings and improvements	**405.9**	401.4
Machinery and other	**708.1**	685.4
Construction in progress	**12.2**	50.7
	1,165.3	1,175.6
Less accumulated depreciation	**(648.2)**	(620.2)
	517.1	555.4
Leasing:		
Machinery and other	**38.1**	37.0
Equipment on lease	**3,098.9**	2,973.2
	3,137.0	3,010.2
Less accumulated depreciation	**(286.9)**	(232.7)
	2,850.1	2,777.5
Deferred profit on railcars sold to the Leasing Group	**(329.0)**	(342.3)
	$3,038.2	$2,990.6

We lease certain equipment and facilities under operating leases. Future minimum rent expense on non-Leasing Group leases in each year is (in millions): 2010 — $12.1; 2011 — $6.9; 2012 — $2.1; 2013 — $0.8; 2014 — $0.2; and $0.3 thereafter. See Note 5 Railcar Leasing and Management Services Group for information related to the lease agreements, future operating lease obligations, and future minimum rent expense associated with the Leasing Group.

We capitalized $0.9 million of interest expense as part of the cost of construction of facilities and equipment during 2008. We did not capitalize any interest expense in 2009.

We estimate the fair market value of properties no longer in use or held for sale based on the location and condition of the properties, the fair market value of similar properties in the area, and the Company's experience selling similar properties in the past. As of December 31, 2009, the Company had non-operating plants with a net book value of $3.6 million. Our estimated fair value of these assets exceeds their book value.

Note 9. Goodwill

During the second quarter of 2009, there was a significant decline in new orders for railcars and continued weakening demand for products in the Rail Group as well as a change in the average estimated railcar deliveries from independent third party research firms. Additionally, the significant number of idled railcars in the North American fleet resulted in the creation of new internal sales estimates by railcar type. Based on this information, we concluded that indications of impairment existed with respect to the Rail Group which required an interim goodwill impairment analysis and, accordingly, we performed such a test as of June 30, 2009. As a basis for our conclusion, the table below is an average of the estimates of approximate industry railcar deliveries for the next five years from two independent third party research firms, Global Insight, Inc. and Economic Planning Associates, Inc.

Average Estimated Railcar Deliveries (unaudited)

	As of January 2009	As of May 2009	Percent Change
2009	28,300	24,000	(15.2)%
2010	23,700	15,100	(36.3)%
2011	41,550	29,150	(29.8)%
2012	56,050	48,200	(14.0)%
2013	62,550	59,750	(4.5)%

Our estimate of the Rail Group's fair value (considered to be a level three fair value measurement) utilized an income approach based on the anticipated future discounted cash flows of the Rail Group, requiring significant estimates and assumptions related to future revenues and operating profits, exit multiples, tax rates and consequences, and discount rates based upon market-based capital costs. Because the estimated fair value of the Rail Group was less than the carrying amount of its net assets, we performed step two of our goodwill impairment analysis as required by generally accepted accounting principles by estimating the fair value of individual assets and liabilities of the Rail Group in accordance with the provisions of the accounting standards pertaining to business combinations and fair value measurements. The result of our impairment analysis indicated that the remaining implied goodwill amounted to $122.5 million for our Rail Group as of June 30, 2009 and, consequently, we recorded an impairment charge of $325.0 million during the second quarter of 2009. The change in our estimate of the Rail Group's enterprise value from December 31, 2008 to June 30, 2009 was driven by economic indicators, including third-party studies that predicted the decline in the railcar industry was likely to extend longer than was previously expected. In management's opinion, no interim impairment tests were necessary for our remaining business segments as there had not been a significant change in market conditions for these segments since the 2008 annual impairment test. As of December 31, 2009, the Company's annual impairment test of goodwill was completed at the reporting unit level and no additional impairment charges were determined to be necessary.

During the second quarter of 2009, we performed an interim test for recoverability of the carrying value of our Rail Group long-lived assets based on cash flow estimates consistent with those used in the goodwill impairment test. The carrying value of long-lived assets to be held and used is considered impaired only when their carrying value is not recoverable through undiscounted future cash flows and the fair value of the assets is less than their carrying value. We determined that there was no impairment of the recoverability of the Rail Group's long-lived assets as the Rail Group's estimated undiscounted future cash flows exceeded the carrying value of its long-lived assets.

Given the current economic environment and the uncertainties regarding the potential impact on our businesses, there can be no assurance that our estimates and assumptions regarding the duration of the ongoing economic downturn, or the period or strength of recovery, made for the purposes of the long-lived asset and goodwill impairment tests will prove to be accurate predictions of the future. If our assumptions regarding forecasted cash flows are not achieved, it is possible that additional impairments of remaining goodwill and long-lived assets may be required.

Goodwill by segment is as follows:

	December 31, 2009	December 31, 2008
	(in millions)	
Rail	**$ 122.5**	$ 447.5
Construction Products	**52.2**	50.4
Energy Equipment	**4.3**	4.3
Railcar Leasing and Management Services	**1.8**	1.8
	$ 180.8	$ 504.0

The increase in Construction Products goodwill as of December 31, 2009 over the same period last year is due to a $2.0 million contingent payment related to an acquisition in 2007, offset by a $0.2 million reduction related to the sale of a plant.

Note 10. Warranties

The Company provides warranties against manufacturing defects generally ranging from one to five years depending on the product. The warranty costs are estimated using a two step approach. First, an engineering estimate is made for the cost of all claims that have been filed by a customer. Second, based on historical claims experience, a cost is accrued for all products still within a warranty period for which no claims have been filed. The Company provides for the estimated cost of product warranties at the time revenue is recognized related to products covered by warranties and assesses the adequacy of the resulting reserves on a quarterly basis. The changes in the accruals for warranties for the years ended December 31, 2009, 2008, and 2007 are as follows:

	December 31, 2009	December 31, 2008	December 31, 2007
		(in millions)	
Beginning balance	**$ 25.7**	$ 28.3	$ 28.6
Warranty costs incurred	**(8.6)**	(6.2)	(10.0)
Warranty originations and revisions	**9.8**	9.7	10.3
Warranty expirations	**(7.3)**	(6.1)	(0.5)
Currency translation	**—**	—	(0.1)
Ending balance	**$ 19.6**	$ 25.7	$ 28.3

Note 11. Debt

The following table summarizes the components of debt as of December 31, 2009 and 2008.

	December 31, 2009	December 31, 2008
	(in millions)	
Corporate/Manufacturing — Recourse:		
Revolving commitment	$ —	$ —
Convertible subordinated notes	**450.0**	450.0
Less: unamortized discount	**(121.6)**	(131.2)
	328.4	318.8
Senior notes	**201.5**	201.5
Other	**2.7**	2.7
	532.6	523.0
Leasing — Recourse:		
Capital lease obligations	**53.6**	—
Term loan	**59.8**	—
Equipment trust certificates	—	61.4
	646.0	584.4
Leasing — Non-recourse:		
2006 secured railcar equipment notes	**304.7**	320.0
2009 secured railcar equipment notes	**237.6**	—
Warehouse facility	**141.4**	312.7
Promissory notes	**515.4**	557.6
	1,199.1	1,190.3
Total debt	**$ 1,845.1**	$ 1,774.7

On January 1, 2009, we adopted the provisions of a new FASB accounting pronouncement that is applicable to the Company's 3 7/8% Convertible Subordinated Notes issued June 2006. The pronouncement requires that the accounting for these types of instruments reflect their underlying economics by capturing the value of the conversion option as borrowing costs and recognizing their potential dilutive effects on earnings per share. This pronouncement required retrospective application to all periods presented and did not grandfather existing instruments.

As a result of adopting the new rules, on January 1, 2009, we recorded the following adjustments to amounts previously reported in our December 31, 2008 Consolidated Balance Sheet:

	Originally reported	Increase/(Decrease) Adjustments as of debt issuance date	Increase/(Decrease) Adjustments to income from debt issuance date through December 31, 2008	Adjusted
		(In millions)		
Other assets and restricted cash	$ 297.1	$ (3.2)	$ (0.5)	$ 293.4
Deferred income taxes	$ 341.9	$ 56.6	$ (10.2)	$ 388.3
Debt	$ 1,905.9	$ (152.6)	$ 21.4	$ 1,774.7
Capital in excess of par value	$ 519.9	$ 92.8	$ —	$ 612.7
Retained earnings	$ 1,438.7	$ —	$ (11.7)	$ 1,427.0

These adjustments record the effects of (1) reclassifying $152.6 million to capital in excess of par value with an offsetting reduction to debt in the form of unamortized discount representing the amount of the proceeds received from the issuance of the Convertible Subordinated Notes attributable to their conversion options; (2) reclassifying $3.2 million in debt origination costs related to the Convertible Subordinated Notes from other assets to capital in excess of par value; (3) recognizing additional amortization of debt discount and debt origination costs as an increase to interest expense for the period from the issuance of the Convertible Subordinated Notes through December 31, 2008; and (4) the corresponding effect of these adjustments on deferred tax expense and deferred tax liability.

Additionally, interest expense for the years ended December 31, 2008 and December 31, 2007, was increased by $9.0 million and $8.3 million, respectively, from amounts originally reported to include amortization of debt discount and debt origination costs with offsetting tax benefits of $4.1 million and $4.3 million, respectively. The effect of these adjustments for the years ended December 31, 2008 and December 31, 2007 was to decrease basic net income per share from continuing operations by $0.07 and $0.05, respectively, and to decrease diluted net income per share from continuing operations by $0.07 and $0.05, respectively. There was no change to the discontinued operations per common share data.

As of December 31, 2009 and 2008, as adjusted, capital in excess of par value included $92.8 million related to the estimated value of the Convertible Subordinated Notes' conversion options. Debt discount recorded in the consolidated balance sheet is being amortized through June 1, 2018 to yield an effective annual interest rate of 8.42% based upon the estimated market interest rate for comparable non-convertible debt as of the issuance date of the Convertible Subordinated Notes. Total interest expense recognized on the Subordinated Convertible Notes for the years ended December 31, 2009, 2008, and 2007, is as follows:

	Year Ended December 31,		
	2009	**2008**	**2007**
		(in millions)	
Coupon rate interest	**$17.4**	$17.4	$17.4
Amortized debt discount	**9.6**	8.8	8.1
	$27.0	$26.2	$25.5

The Company's $450 million of Convertible Subordinated Notes due 2036 ("Convertible Subordinated Notes") bear an interest rate of 3 7/8% per annum on the principal amount payable semi-annually in arrears on June 1 and December 1 of each year. In addition, commencing with the six-month period beginning June 1, 2018, and for each six-month period thereafter, we will pay contingent interest to the holders of the Convertible Subordinated Notes under certain circumstances. The Convertible Subordinated Notes mature on June 1, 2036, unless redeemed, repurchased, or converted earlier. We may not redeem the Convertible Subordinated Notes before June 1, 2018. On or after that date, we may redeem all or part of the Convertible Subordinated Notes for cash at 100% of the principal amount of the notes to be redeemed, plus accrued and unpaid interest (including any contingent interest) up to, but excluding, the redemption date. Holders of the Convertible Subordinated Notes may require us to purchase all or a portion of their notes on June 1, 2018 or upon a fundamental change. In each case, the Convertible Subordinated Notes would be purchased for cash at a price equal to 100% of the principal amount of the notes to be purchased plus any accrued and unpaid interest (including any contingent interest) to, but excluding, the purchase date.

At December 31, 2009, the Convertible Subordinated Notes were convertible at a price of $51.79 per share resulting in 8,688,936 issuable shares. As of December 31, 2009, if the Subordinated Convertible Notes had been converted, no shares would have been issued since the trading price of the Company's common stock was below the conversion price of the Convertible Subordinated Notes. The Company has not entered into any derivatives transactions associated with these Notes.

Trinity's revolving credit facility requires maintenance of ratios related to interest coverage for the leasing and manufacturing operations, leverage, and minimum net worth. Interest on the revolving credit facility is calculated at prime or LIBOR plus 75 basis points. At December 31, 2009, there were no borrowings under our $425 million revolving credit facility that matures on October 19, 2012. After $89.6 million was considered for letters of credit, $335.4 million was available under the revolving credit facility.

The Company's 6 1/2% senior notes ("Senior Notes") due 2014 rank equally with all of the Company's existing and future senior debt but are subordinated to all the Company's existing and future secured debt to the extent of the value of the assets securing such debt. We may redeem some or all of the Senior Notes at any time on or after March 15, 2009 at a redemption price of 103.25% in 2009, 102.167% in 2010, 101.083% in 2011 and 100.0% in 2012 and thereafter plus accrued interest. The Senior Notes could restrict our ability to incur additional debt; make certain distributions, investments, and other restricted payments; create certain liens; merge; consolidate; or sell substantially all or a portion of our assets. Certain wholly owned subsidiaries of the Company, including Trinity Industries Leasing Company, are guarantors of the Company's Senior Notes and certain operating leases. See Note 19 Financial Statements for Guarantors of the Senior Debt for further discussion.

In May 2006, Trinity Rail Leasing V, L.P., a limited partnership ("TRL V") and a limited purpose, indirect wholly-owned subsidiary of the Company owned through TILC issued $355.0 million in aggregate principal amount of Secured Railcar Equipment Notes, Series 2006-1A (the "2006 Secured Railcar Equipment Notes"). The 2006 Secured Railcar Equipment Notes were issued pursuant to a Master Indenture, dated May 24, 2006, between TRL V and Wilmington Trust Company, as indenture trustee. The 2006 Secured Railcar Equipment Notes bear interest at a fixed rate of 5.9% per annum, are payable monthly, and have a final maturity of May 14, 2036. The 2006 Secured Railcar Equipment Notes are limited recourse obligations of TRL V only, secured by a portfolio of railcars and operating leases thereon, certain cash reserves, and other assets acquired and owned by TRL V.

In May 2008, Trinity Rail Leasing VI LLC, a Delaware limited liability company ("TRL VI"), a limited purpose, indirect wholly-owned subsidiary of Trinity, issued $572.2 million of 30-year promissory notes (the "Promissory Notes") to financial institutions. The Promissory Notes were secured by a portfolio of railcars valued at approximately $743.1 million, operating leases thereon, and certain cash reserves. The Promissory Notes are obligations of TRL VI and are non-recourse to Trinity. TRL VI acquired the railcars securing the Promissory Notes by purchase from TILC and a subsidiary. The proceeds were used to repay a portion of our warehouse facility and to finance unencumbered railcars on our consolidated balance sheet. TILC entered into certain agreements relating to the transfer of the railcars to TRL VI and the management and servicing of TRL VI's assets. The Promissory Notes bear interest at a floating rate of one-month LIBOR plus a margin of 1.50%. The LIBOR portion of the interest rate on the Promissory Notes is fixed at approximately 4.13% for the first seven years from the date of issuance of the Promissory Notes through interest rate hedges. The interest rate margin on the Promissory Notes will increase by 0.50% on each of the seventh and eighth anniversary dates of the issuance of the Promissory Notes and by an additional 2.00% on the tenth anniversary date of the issuance of the Promissory Notes. The Promissory Notes may be prepaid at any time and may be prepaid without penalty at any time after the third anniversary date of the issuance of the Promissory Notes.

In May 2009, TILC renewed its railcar leasing warehouse facility through February 2011. Unless renewed, this facility will be payable in three equal installments in August 2011, February 2012, and August 2012. The facility, which originally matured in August 2009, was established to finance railcars owned by TILC. Railcars financed by the warehouse facility have historically been refinanced under long-term financing agreements. Specific railcars and the underlying leases secure the facility. Advances under the facility may not exceed 75% of the fair market value of the eligible railcars securing the facility as defined by the agreement. Due to the lower level of demand for railcars and the Company's resulting need for less financing of this type, the size of the warehouse facility commitment was reduced from $600 million to $475 million at the time of the renewal. Advances under this facility bear interest at a defined index rate plus a margin, for an all-in interest rate of 2.77% at December 31, 2009. At December 31, 2009, $141.4 million was outstanding and $333.6 million was available under this facility.

In November 2009, Trinity Rail Leasing VII LLC, a Delaware limited liability company ("TRL VII"), a limited purpose, indirect wholly-owned subsidiary of the Company owned through TILC, issued $238.3 million in aggregate principal amount of Secured Railcar Equipment Notes, Series 2009-1 ("the 2009 Secured Railcar Equipment Notes"). The 2009 Secured Railcar Equipment Notes were issued pursuant to a Master Indenture, dated November 5, 2009 between TRL VII and Wilmington Trust Company, as indenture trustee. The 2009 Secured Railcar Equipment Notes bear interest at a fixed rate of 6.657% per annum, are payable monthly, and have a final maturity date of November 16, 2039. The 2009 Secured Railcar Equipment Notes are limited recourse obligations of TRL VII only, secured by a portfolio of railcars and operating leases thereon, certain cash reserves, and other assets acquired and owned by TRL VII.

In February 2009, the Company repaid in full the $61.4 million of equipment trust certificates outstanding at December 31, 2008 while entering into a seven-year $61.0 million term loan agreement in the second quarter of 2009. New capital lease obligations totaling $56.6 million were entered into during the year ended December 31, 2009. These new debt obligations are guaranteed by the Company and secured by railcar equipment and related leases.

Principal payments due during the next five years as of December 31, 2009 are as follows:

	2010	2011	2012	2013	2014	Thereafter
			(in millions)			
Recourse:						
Corporate/Manufacturing	$ 0.7	$ 0.5	$ 0.4	$ 0.2	$201.7	$ 450.7
Leasing – term loan (Note 5)	2.5	2.6	2.8	3.0	3.3	45.6
Leasing – capital leases (Note 5)	2.4	2.6	2.8	2.9	3.1	39.8
Non-recourse:						
Leasing – 2006 secured railcar equipment notes (Note 5)	16.4	14.9	13.7	15.4	17.2	227.1
Leasing – 2009 secured railcar equipment notes (Note 5)	8.4	10.2	9.2	10.2	9.9	189.7
Leasing – warehouse trust facility (Note 5)	4.6	7.1	4.0	—	—	—
Leasing – promissory notes (Note 5)	27.6	27.3	29.9	27.9	26.6	376.1
Total principal payments excluding termination of warehouse facility	62.6	65.2	62.8	59.6	261.8	1,329.0
Warehouse trust facility termination payments	—	42.3	83.4	—	—	—
Total principal payments	$62.6	$107.5	$146.2	$59.6	$261.8	$1,329.0

Commitments under letters of credit, primarily related to insurance, are $89.6 million, expiring $84.4 million in 2010 $4.2 million in 2011, and $1.0 million in 2012.

Note 12. Other, Net

Other, net (income) expense consists of the following items:

	Year Ended December 31,		
	2009	2008	2007
		(in millions)	
Foreign currency exchange transactions	**$ 2.2**	$ 4.6	$(1.7)
(Gain) loss on equity investments	**(6.5)**	(0.6)	6.5
Other	**(1.0)**	(2.6)	(2.2)
Other, net	**$(5.3)**	$ 1.4	$ 2.6

Gain on equity investments includes a $3.7 million gain from the sale of an investment during the year ended December 31, 2009.

Note 13. Income Taxes

On January 1, 2007, we adopted the provisions of an accounting pronouncement issued by the FASB regarding the accounting treatment of uncertain tax positions. As a result, we recorded a $3.1 million charge to the January 1, 2007 balance of retained earnings. This amount is inclusive of penalties and interest and net of deferred tax assets that were recorded against uncertain tax positions related to state income taxes and Federal and state interest expense that was accrued.

Prior to the adoption of the pronouncement, we had recorded $8.3 million of tax contingency reserves. Additionally, $20.7 million of deferred tax liabilities had been recorded for items that have been identified as uncertain tax positions that have now been reclassified to Other Liabilities. Upon the adoption of the pronouncement, we identified an additional $3.0 million of taxes related to uncertain tax positions which increased our total liability for unrecognized tax benefits on January 1, 2007 to $32.0 million. This amount was charged to January 1, 2007 retained earnings as a cumulative change in accounting principle.

The change in unrecognized tax benefits for the years ended December 31, 2009 and 2008 were as follows:

	Year Ended December 31,	
	2009	**2008**
	(in millions)	
Beginning balance	**$ 32.9**	$ 23.7
Additions for tax positions related to the current year	**5.8**	2.8
Additions for tax positions of prior years	**7.5**	9.1
Reductions for tax positions of prior years	**(4.5)**	(1.9)
Settlements	**(1.5)**	—
Expirations of statute of limitations	**(0.1)**	(0.8)
Ending balance	**$ 40.1**	$ 32.9

The additions for the years ended December 31, 2009 and December 31, 2008, were amounts provided for tax positions previously taken in foreign jurisdictions and tax positions taken for Federal and state income tax purposes as well as deferred tax liabilities that have been reclassified to uncertain tax positions.

The reduction for tax positions of prior years and settlements for the year ended December 31, 2009 related primarily to a Federal position that we believe will be sustained upon audit and therefore is no longer at risk and the completion of state audits in which the Company's tax position was not challenged by the state, respectively. The reduction for tax positions of prior years for the year ended December 31, 2008 related primarily to the completion of state audits in which the tax position was not challenged by the state and for which the position is now effectively settled.

The total amount of unrecognized tax benefits including interest and penalties at December 31, 2009 and 2008, that would affect the Company's effective tax rate if recognized was $25.0 million and $17.1 million, respectively. There is a reasonable possibility that unrecognized Federal and state tax benefits will decrease by December 31, 2010 due to a lapse in the statute of limitations for assessing tax. Amounts subject to a lapse in statute by December 31, 2010 are $0.5 million. Further, there is a reasonable possibility that the unrecognized Federal tax benefits will decrease significantly by December 31, 2010 due to settlements with taxing authorities. Amounts expected to settle by December 31, 2010 are $7.7 million.

Trinity accounts for interest expense and penalties related to income tax issues as income tax expense. Accordingly, interest expense and penalties associated with an uncertain tax position are included in the income tax provision. The total amount of accrued interest and penalties as of December 31, 2009 and 2008 was $16.0 million and $10.6 million, respectively. Income tax expense for the year ended December 31, 2009 and 2008, includes $5.4 million and $2.5 million in interest expense and penalties related to uncertain tax positions.

The components of the provision for income taxes from continuing operations are as follows:

	Year Ended December 31,		
	2009	**2008**	**2007**
		(in millions)	
Current:			
Federal	**$ 5.8**	$ (97.1)	$ 89.4
State	**0.7**	7.2	14.1
Foreign	**7.9**	14.1	6.6
Total current	**14.4**	(75.8)	110.1
Deferred:			
Federal	**(27.1)**	250.9	48.4
State	**(3.5)**	4.6	2.8
Foreign	**6.8**	(8.3)	3.8
Total deferred	**(23.8)**	247.2	55.0
Provision	**$ (9.4)**	$ 171.4	$ 165.1

Deferred income taxes represent the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The components of deferred tax liabilities and assets are as follows:

	December 31,	
	2009	**2008**
	(in millions)	
Deferred tax liabilities:		
Depreciation, depletion, and amortization	**$ 563.6**	$ 532.7
Convertible debt	**74.0**	67.9
Total deferred tax liabilities	**637.6**	600.6
Deferred tax assets:		
Workers compensation, pensions, and other benefits	**53.1**	49.9
Warranties and reserves	**16.7**	19.8
Equity items	**48.2**	79.7
Tax loss carryforwards and credits	**104.5**	32.4
Inventory	**7.6**	8.9
Accrued liabilities and other	**2.6**	9.8
Total deferred tax assets	**232.7**	200.5
Net deferred tax liabilities before valuation allowance	**404.9**	400.1
Valuation allowance	**15.6**	4.4
Net deferred tax liabilities before reserve for uncertain tax positions	**420.5**	404.5
Deferred tax liabilities included in reserve for uncertain tax positions	**(22.6)**	(16.2)
Adjusted net deferred tax liabilities	**$ 397.9**	$ 388.3

At December 31, 2009, the Company had $174.1 million of Federal consolidated net operating loss carry forwards and tax effected $5.1 million of state loss carry forwards. The Federal tax loss carry forwards are due to expire between 2010 and 2029. Management is currently evaluating the advisability of carrying back a portion of this tax loss to recover taxes paid in prior years and the impact the carry back would have on tax credits which have been previously realized. Thus, at this time we are reflecting the entire tax loss carry forward within our Deferred tax asset account. We have established a valuation allowance for state net operating losses which may not be realizable. These net operating losses expire between 2010 and 2029. We have also established valuation allowances against certain credits that have a short carry forward period and will most likely not be utilized.

Realization of deferred tax assets is dependent on generating sufficient taxable income in future periods. We have established valuation allowances against tax losses and credits that we will most likely be unable to utilize. We believe that it is more likely than not that we will be able to generate sufficient future taxable income to utilize the remaining deferred tax assets.

We are currently under three separate Internal Revenue Service ("IRS") examination cycles. These include the tax years ended 1998 through 2002; 2004 through 2005; and 2006 through 2008. Thus our statute remains open from the year ended March 31, 1998, forward. We have agreed upon all issues related to the 1998-2002 exam cycle and are currently waiting for the final Revenue Agent Report and tax assessment. We expect to receive this report and assessment during the first quarter of 2010. We are fully reserved for these issues and have made a preliminary tax payment to stop the accrual of additional interest. We have also concluded the field work for the 2004-2005 exam cycle and have been issued a Revenue Agent Report, or "30-Day Letter." Certain issues have been agreed upon by us and the IRS and certain issues remain unresolved. Accordingly, we have appealed those unresolved issues to the Appeals Division of the IRS. Due to the uncertainty of the length of the appeals process and possible post-appeals litigation on any issues, the statute related to the 2004-2005 exam cycle will remain open for an indeterminable period of time. Likewise, as the 2006-2008 cycle has only recently begun, we are unable to determine how long these periods will remain open.

In addition, the statute of limitations governing the right of Mexico's tax authorities to audit the tax returns of our operations in Mexico remains open for the 2002 tax year forward. Our Mexico subsidiaries are currently under audit for the 2002 and 2003 tax years. During the fourth quarter of 2009, the Mexican government issued a preliminary observation of issues regarding our 2002 transfer pricing but has not issued an assessment. We anticipate receiving a final assessment during the third quarter of 2010. We expect that we will not agree with their final findings and thus anticipate challenging the final assessment. Accordingly, we are unable to estimate when the 2002-2003 examination period will conclude. Our Swiss subsidiary has been audited through the 2007 tax year and no adjustments have been proposed. Our various other European subsidiaries, including subsidiaries that were sold in 2006, are impacted by various statutes of limitations which are generally open from 2003 forward. An exception to this is our discontinued operations in Romania, which have been audited through 2004. Generally, states' statutes in the United States are open from 2002 forward.

The Company received income tax refunds of $111.4 million during the year ended December 31, 2009. During the third quarter of 2009, the Company filed a superseded Federal tax return, final Mexican tax returns and some state tax returns that resulted in additional tax refunds in excess of amounts previously estimated.

The provision for income taxes from continuing operations results in effective tax rates different from the statutory rates. The following is a reconciliation between the statutory United States Federal income tax rate and the Company's effective income tax rate:

	Year Ended December 31,		
	2009	2008	2007
Statutory rate	**35.0%**	35.0%	35.0%
State taxes	**1.9**	1.7	3.6
Impairment of goodwill	**(23.7)**	—	—
Changes in tax laws and rates	—	—	(1.2)
Changes in valuation allowance	**(6.5)**	—	—
Other, net	**(0.3)**	1.1	(1.1)
Total taxes	**6.4%**	37.8%	36.3%

Income (loss) from continuing operations before income taxes for the year ended December 31, 2009, 2008, and 2007 was $(158.4) million, $430.5 million, and $438.2 million, respectively, for United States operations, and $11.5 million, $23.3 million, and $16.7 million, respectively, for foreign operations. The Company has provided United States deferred income taxes on the un-repatriated earnings of its foreign operations. The Company has $25.9 million of foreign tax credit carry forwards which will expire between 2014 and 2019.

Note 14. Employee Retirement Plans

The Company sponsors defined benefit plans and defined contribution profit sharing plans which provide income and death benefits for eligible employees. The annual measurement date of the benefit obligations, fair value of plan assets, and funded status is December 31.

Actuarial Assumptions

	Year Ended December 31,		
	2009	2008	2007
Assumptions used to determine benefit obligations at the annual measurement date were:			
Obligation discount rate	**6.10%**	6.50%	6.50%
Compensation increase rate	**3.00%**	4.00%	4.00%
Assumptions used to determine net periodic benefit costs were:			
Obligation discount rate	**6.50%**	6.50%	6.00%
Long-term rate of return on plan assets	**7.75%**	7.75%	7.75%
Compensation increase rate	**4.00%**	4.00%	4.00%

The expected long-term rate of return on plan assets is an assumption reflecting the anticipated weighted average rate of earnings on the portfolio over the long-term. To arrive at this rate, we developed estimates based upon the anticipated performance of the assets in its portfolio.

Components of Net Retirement Cost

	Year Ended December 31,		
	2009	2008	2007
		(in millions)	
Expense Components			
Service cost	**$ 3.0**	$ 9.7	$ 11.3
Interest	**19.7**	20.8	19.6
Expected return on plan assets	**(15.7)**	(20.1)	(17.6)
Amortization and deferral:			
Actuarial loss	**4.2**	1.8	4.1
Prior service cost	**0.1**	0.2	0.2
Transition asset	—	(0.1)	(0.1)
Profit sharing	**7.6**	7.6	7.0
Other	**(0.4)**	—	—
Net expense	**$ 18.5**	$ 19.9	$ 24.5

Obligations and Funded Status

	Year Ended December 31,	
	2009	**2008**
	(in millions)	
Accumulated Benefit Obligations	**$ 326.0**	$ 294.3
Projected Benefit Obligations		
Beginning of year	**$ 334.0**	$ 316.8
Service cost	**3.0**	9.7
Interest	**19.7**	20.8
Benefits paid	**(11.6)**	(11.2)
Actuarial (gain) loss	**15.1**	(2.1)
Curtailments	**(33.8)**	—
Settlements	**(0.3)**	—
End of year	**$ 326.1**	$ 334.0
Plans' Assets		
Beginning of year	**$ 200.6**	$ 249.6
Actual return on assets	**49.6**	(63.6)
Employer contributions	**19.3**	25.8
Benefits paid	**(11.6)**	(11.2)
Settlements	**(0.3)**	—
End of year	**$ 257.6**	$ 200.6
Consolidated Balance Sheet Components		
Funded status	**$ (68.5)**	$ (133.4)

The unfunded status of the plans of $68.5 million at December 31, 2009 was recognized in the accompanying balance sheet as accrued pension liability and included in Accrued Liabilities. No plan assets are expected to be returned to us during the year ending December 31, 2010.

Amounts Recognized in Other Comprehensive Income (Loss)

	Year Ended December 31,		
	2009	**2008**	**2007**
		(In millions)	
Actuarial gain (loss)	**$ 18.7**	$ (81.6)	$ 25.8
Amortization of actuarial loss	**4.2**	1.9	4.1
Amortization of prior service cost	**0.1**	0.2	0.2
Amortization of transition asset	—	(0.1)	(0.1)
Curtailments	**33.5**	—	—
Total before income taxes	**56.5**	(79.6)	30.0
Income tax expense (benefit)	**20.9**	(29.0)	11.3
Net amount recognized in other comprehensive income (loss)	**$ 35.6**	$ (50.6)	$ 18.7

Included in AOCL at December 31, 2009 were the following amounts that have not been recognized in net periodic pension cost: prior service cost of $0.3 million ($0.2 million net of related income taxes) and unrecognized actuarial losses of $80.5 million ($50.6 million net of related income taxes).

Actuarial loss included in AOCL and expected to be recognized in net periodic pension cost for the year ended December 31, 2010 is $2.4 million ($1.5 million net of related income taxes).

Plan Assets

The estimated fair value of plan assets at year end 2009 and 2008, indicating input levels used to determine fair value, and the range of target asset allocations are as follows:

	Target Allocation	December 31, 2009	December 31, 2008
		(in millions)	
Asset category:			
Cash and cash equivalents – Level 1		$ 4.4	$ 15.0
Equity securities			
Level 1		80.4	49.8
Level 2		77.9	51.4
	55-65%	158.3	101.2
Fixed income – Level 1			
Corporate		69.1	60.1
Government agencies		25.8	24.3
	35-45%	94.9	84.4
Total		$ 257.6	$ 200.6

The Company's pension investment strategies have been developed as part of a comprehensive asset/liability management process that considers the relationship between both the assets and liabilities of the plans. These strategies consider not only the expected risk and returns on plan assets, but also the actuarial projections of liabilities, projected contributions, and funded status. The equity allocation is heavily weighted toward domestic large capitalized companies. There is also a lesser exposure to domestic small/mid cap companies, as well as, international equities. The fixed income allocation is equally split between a limited duration portfolio and a core plus portfolio that has a duration in-line with published bond indices. This asset mix is designed to meet the longer-term obligations of the plan as projected by actuarial studies.

The principal pension investment strategies include asset allocation and active asset management. The range of target asset allocations has been determined after giving consideration to the expected returns of each asset category, the expected performance of each asset category, the volatility of the asset returns over time and the complementary nature of the asset mix within the portfolio. Each asset category is managed by external money managers with the objective of generating returns that exceed market-based benchmarks.

Cash Flows

Employer contributions for the year ending December 31, 2010 are expected to be $12.3 million for the defined benefit plans compared to $19.3 million contributed during 2009. Employer contributions to the 401(k) plans and the Supplemental Profit Sharing Plan for the year ending December 31, 2010 are expected to be $7.7 million compared to $7.4 million during 2009.

Benefit payments expected to be paid during the next ten years are as follows:

	Amounts (in millions)
2010	$ 12.8
2011	13.7
2012	15.1
2013	16.6
2014	18.2
2015-2019	121.2

During the first quarter of 2009, the Company amended its Supplemental Retirement Plan (the "Supplemental Plan") to reduce future retirement plan costs. This amendment provides that all benefit accruals under the Supplemental Plan cease effective March 31, 2009, and the Supplemental Plan was frozen as of that date. In addition, the Company amended the Trinity Industries, Inc. Standard Pension Plan (the "Pension Plan"). This amendment was designed to reduce future pension costs and provides that, effective March 31, 2009, all future benefit accruals under the Pension Plan automatically cease for all participants, and the accrued benefits under the Pension Plan were determined and frozen as of that date. Accordingly, as a result of these amendments, accrued pension liability was reduced by $44.1 million with an offsetting reduction in funded status of pension liability included in AOCL.

Note 15. Accumulated Other Comprehensive Loss

Comprehensive net income (loss) is as follows:

	Year Ended December 31,		
	2009	2008	2007
		(in millions)	
Net income (loss)	**$ (137.7)**	$ 280.9	$ 289.1
Other comprehensive income (loss):			
Change in currency translation adjustment, net of tax expense of $0.0, $0.1, and $0.2	**—**	0.2	0.2
Change in funded status of pension liability, net of tax expense (benefit) of $20.9, $(29.0), and $11.3	**35.6**	(50.6)	18.7
Change in unrealized (loss) gain on derivative financial instruments, net of tax (benefit) expense of $12.0, $(23.4), and $(6.3)	**27.8**	(48.3)	(11.3)
Other changes, net of tax benefit of $(0.0), (0.6), and (0.0)	**(0.1)**	(1.0)	—
Comprehensive net income (loss)	**$ (74.4)**	$ 181.2	$ 296.7

The components of accumulated other comprehensive loss are as follows:

	December 31, 2009	December 31, 2008
	(in millions)	
Currency translation adjustments, net of tax benefit of $(0.2) and $(0.1)	**$ (17.1)**	$ (17.1)
Funded status of pension liability, net of tax benefit of $(30.0) and $(50.9)	**(50.8)**	(86.4)
Unrealized loss on derivative financial instruments, net of tax benefit of $(15.9) and $(28.0)	**(29.0)**	(56.8)
Other changes, net of tax benefit of $(0.7) and $(0.6)	**(1.1)**	(1.0)
	$ (98.0)	$ (161.3)

See Note 7 Derivative Instruments for information on the reclassification of amounts in accumulated other comprehensive loss into earnings.

Note 16. Stock-Based Compensation

The Company's 2004 Stock Option and Incentive Plan ("the Plan") authorized 2,500,000 (not adjusted for stock splits) shares of common stock plus (i) shares covered by forfeited, expired, and canceled options granted under prior plans; (ii) shares tendered as full or partial payment for the purchase price of an award or to satisfy tax withholding obligations; and (iii) shares covered by an award settled in cash. At December 31, 2009, a total of 1,496,209 shares were available for issuance. The Plan provides for the granting of nonqualified and incentive stock options having maximum ten-year terms to purchase common stock at its market value on the award date; stock appreciation rights based on common stock fair market values with settlement in common stock or cash; restricted stock; restricted stock units; and performance awards with settlement in common stock or cash on achievement of specific business objectives. Under previous plans, nonqualified and incentive stock options, restricted shares, and restricted stock units were granted at their fair market values. Options become exercisable in various percentages over periods ranging up to five years.

On January 1, 2006, we adopted the accounting standard which required companies to recognize in their financial statements the cost of employee services received in exchange for awards of equity instruments. This is referred to as share-based payments. These costs were based on the grant date fair-value of those awards. Stock-based compensation includes compensation expense, recognized over the applicable vesting periods, for both new share-based awards and share-based awards granted prior to, but not yet vested, as of January 1, 2006. The Company uses the Black-Scholes-Merton option pricing model to determine the fair value of stock options granted to employees, consistent with that used for pro forma disclosures under the accounting standard for stock-based compensation. Stock-based compensation totaled approximately $13.5 million, $18.7 million, and $18.6 million for the years ended December 31, 2009, 2008, and 2007, respectively.

The income tax benefit related to stock-based compensation expense was $2.3 million, $6.7 million, and $9.8 million for the years ended December 31, 2009, 2008, and 2007, respectively. In accordance with the accounting standard, the Company has presented excess tax benefits from the exercise of stock-based compensation awards as a financing activity in the consolidated statement of cash flows. No stock-based compensation costs were capitalized as part of the cost of an asset for the years ended December 31, 2009, 2008, and 2007.

Stock Options

Effective with the adoption of this accounting standard, expense related to stock options issued to eligible employees under the Plan is recognized over their vesting period on a straight line basis. Stock options generally vest over 5 years and have contractual terms of 10 years.

	Number of Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Terms (Years)	Aggregate Intrinsic Value
				(in millions)
Options outstanding at December 31, 2008	**1,310,593**	**$16.55**		
Granted	—	—		
Exercised	**(81,620)**	**14.05**		
Cancelled	**(213,508)**	**19.18**		
Options outstanding at December 31, 2009	**1,015,465**	**16.20**	**5.9**	**$1.7**
Options exercisable at December 31, 2009	**543,940**	**$16.03**	**3.5**	**$1.2**

At December 31, 2009, unrecognized compensation expense related to stock options was $1.6 million. At December 31, 2009, for unrecognized compensation expense related to stock options, the weighted average recognition period was 2.2 years. The intrinsic value of options exercised totaled approximately $0.3 million, $8.7 million, and $19.7 million during fiscal years 2009, 2008, and 2007, respectively.

Restricted Stock

Restricted share awards consist of restricted stock and restricted stock units. Expense related to restricted stock and restricted stock units issued to eligible employees under the Plan is recognized ratably over the vesting period or to the date on which retirement eligibility is achieved, if shorter. Restricted stock and restricted stock units issued to eligible employees under our long-term incentive plans generally vest one-third per year on the first, third, and fifth anniversary, one-third per year on the fourth, sixth, and eighth anniversary or one-hundred percent on the fifth anniversary of the date of grant. Certain awards vest one-hundred percent upon the employee's retirement from the Company or when the employee's age plus years of vested service equal 80. Restricted stock units issued to non-employee directors under the Plan vest on the grant date or on the first business day immediately preceding the next Annual Meeting of Stockholders.

	Number of Restricted Share Awards	Weighted Average Fair Value per Award
Restricted share awards outstanding at December 31, 2008	**2,594,668**	**$29.67**
Granted	**877,201**	**15.68**
Vested	**(477,532)**	**26.53**
Forfeited	**(192,547)**	**28.96**
Restricted share awards outstanding at December 31, 2009	**2,801,790**	**$25.32**

At December 31, 2009, unrecognized compensation expense related to restricted share awards totaled approximately $41.0 million which will be recognized over a weighted average period of 5.0 years. The total fair value of shares vested during fiscal years 2009, 2008, and 2007 was $7.4 million, $10.3 million, and $13.5 million, respectively.

Note 17. Earnings Per Common Share

On January 1, 2009, we adopted the provisions of the new FASB accounting pronouncement requiring that unvested share-based payment awards containing non-forfeitable rights to dividends be considered participating securities and included in the computation of earnings per share pursuant to the two-class method. This pronouncement requires that, upon adoption, all prior period earnings per share data presented be adjusted retrospectively. The effect of adopting this pronouncement for the years ended December 31, 2008 and December 31, 2007 was to decrease basic net income per common share from continuing operations by $0.11 and $0.10, respectively. The effect of adopting this pronouncement for the years ended December 31, 2008 and December 31, 2007 was to decrease diluted net income per common share from continuing operations by $0.07 and $0.05, respectively. There was no change to the discontinued operations per common share data.

Basic earnings per common share is computed by dividing net income remaining after allocation to unvested restricted shares by the weighted average number of common shares outstanding for the period. Except when the effect would be antidilutive, the calculation of diluted net income per common share includes the net impact of unvested restricted shares and shares that could be issued under outstanding stock options. Total weighted average restricted shares and antidilutive stock options were 3.7 million shares, 2.6 million shares, and 2.3 million shares, respectively, for the years ended December 31, 2009, 2008 and 2007, respectively.

The computation of basic and diluted net income (loss) applicable to common stockholders is as follows:

	Year Ended December 31, 2009		
	Income (Loss)	Avg. Shares Outstanding	Earnings (Loss) Per Share
	(in millions, except per share amounts)		
Loss from continuing operations	$ (137.5)		
Unvested restricted share participation	(1.0)		
Loss from continuing operations — basic	(138.5)	76.4	$ (1.81)
Effect of dilutive securities:			
Stock options	—	—	
Loss from continuing operations — diluted	$ (138.5)	76.4	$ (1.81)
Loss from discontinued operations, net of taxes	$ (0.2)		
Loss allocable to unvested restricted shares	—		
Loss from discontinued operations, net of taxes — basic	(0.2)	76.4	$ (0.00)
Effect of dilutive securities:			
Stock options	—	—	
Loss from discontinued operations, net of taxes — diluted	$ (0.2)	76.4	$ (0.00)

	Year Ended December 31, 2008		
	Income (Loss)	Avg. Shares Outstanding	Earnings (Loss) Per Share
	(in millions, except per share amounts)		
Income from continuing operations	$ 282.4		
Unvested restricted share participation	(9.0)		
Income from continuing operations — basic	273.4	78.4	$ 3.49
Effect of dilutive securities:			
Stock options	—	0.4	
Income from continuing operations — diluted	$ 273.4	78.8	$ 3.47
Loss from discontinued operations, net of taxes	$ (1.5)		
Loss allocable to unvested restricted shares	—		
Loss from discontinued operations, net of taxes — basic	(1.5)	78.4	$ (0.02)
Effect of dilutive securities:			
Stock options	—	0.4	
Loss from discontinued operations, net of taxes — diluted	$ (1.5)	78.8	$ (0.02)

	Year Ended December 31, 2007		
	Income (Loss)	Avg. Shares Outstanding	Earnings (Loss) Per Share
	(in millions, except per share amounts)		
Income from continuing operations	$ 289.8		
Unvested restricted share participation	(8.1)		
Income from continuing operations — basic	281.7	78.7	$ 3.58
Effect of dilutive securities:			
Stock options	—	0.7	
Income from continuing operations — diluted	$ 281.7	79.4	$ 3.55
Loss from discontinued operations, net of taxes	$ (0.7)		
Loss allocable to unvested restricted shares	—		
Loss from discontinued operations, net of taxes —basic	(0.7)	78.7	$ (0.01)
Effect of dilutive securities:			
Stock options	—	0.7	
Loss from discontinued operations, net of taxes — diluted	$ (0.7)	79.4	$ (0.01)

Note 18. Commitments and Contingencies

Barge Litigation

The Company and its wholly owned subsidiary, Trinity Marine Products, Inc., were co-defendants in a class-action lawsuit filed in April 2003 entitled Waxler Transportation Company, Inc. v. Trinity Marine Products, Inc., et al. A settlement of this case was approved by the court and became final February 13, 2008. The Court Appointed Disbursing Agent ("CADA") prepared an Allocation Plan and Distribution Plan for the disbursement of settlement compensation that was approved by the court on November 14, 2008. As of December 31, 2009, based on instructions from the CADA to the settlement funds escrow agent, the Company had received $3.6 million in refunds of unclaimed settlement funds.

Other Litigation and Contingencies

The Company is involved in other claims and lawsuits incidental to our business. Based on information currently available, it is management's opinion that the ultimate outcome of all current litigation and other claims, including settlements, in the aggregate will not have a material adverse effect on the Company's overall financial condition for purposes of financial reporting. However, resolution of certain claims or lawsuits by settlement or otherwise could impact the operating results of the reporting period in which such resolution occurs.

Trinity is subject to Federal, state, local, and foreign laws and regulations relating to the environment and the workplace. The Company has reserved $6.5 million to cover our probable and estimable liabilities with respect to the investigations, assessments, and remedial responses to such matters, taking into account currently available information and our contractual rights to indemnification and recourse to third parties. However, estimates of liability arising from future proceedings, assessments, or remediation are inherently imprecise. Accordingly, there can be no assurance that we will not become involved in future litigation or other proceedings involving the environment and the workplace or, if we are found to be responsible or liable in any such litigation or proceeding, that such costs would not be material to the Company. Other than with respect to the foregoing, we believe that we are currently in substantial compliance with environmental and workplace laws and regulations.

Other Commitments

Non-cancelable purchase obligations, principally for the Inland Barge Group, are $44.2 million in 2010.

Note 19. Financial Statements for Guarantors of the Senior Debt

The Company's senior debt and certain operating leases are fully and unconditionally and jointly and severally guaranteed by certain of Trinity's wholly owned subsidiaries: Transit Mix Concrete & Materials Company, Trinity Industries Leasing Company, Trinity Marine Products, Inc., Trinity Rail Group, LLC, Trinity North American Freight Car, Inc., Trinity Tank Car, Inc., and Trinity Parts & Components, LLC. No other subsidiaries guarantee the senior debt. As of December 31, 2009, assets held by the non-guarantor subsidiaries included $138.6 million of restricted cash that was not available for distribution to Trinity Industries, Inc. ("Parent"), $1,870.2 million of equipment securing certain debt, $105.3 million of equipment securing certain lease obligations held by the non-guarantor subsidiaries, and $213.9 million of assets located in foreign locations. As of December 31, 2008, assets held by the non-guarantor subsidiaries included $112.1 million of restricted cash that was not available for distribution to the Parent , $1,546.5 million of equipment securing certain debt, $107.2 million of equipment securing certain lease obligations held by the non-guarantor subsidiaries, and $266.9 million of assets located in foreign locations.

The following financial information presents condensed consolidated statements of operations, balance sheets, and statements of cash flows for Trinity Industries, Inc., its guarantor subsidiaries and non-guarantor subsidiaries. The information is presented on the basis of Trinity Industries, Inc. accounting for its ownership of its wholly owned subsidiaries using the equity method of accounting. Inter-company transactions of goods and services between the guarantor and non-guarantor subsidiaries are presented as intercompany receivable/(payable), net. The following represents the supplemental consolidated condensed financial information of Trinity Industries, Inc., the issuer of the Senior Notes, and its guarantor and non-guarantor subsidiaries, as of December 31, 2009 and 2008, and for the years ended December 31, 2009, 2008, and 2007.

Statement of Operations
For the Year Ended December 31, 2009

	Parent	Combined Guarantor Subsidiaries	Combined Non-Guarantor Subsidiaries	Eliminations	Consolidated
			(in millions)		
Revenues	$ —	$1,439.0	$ 1,325.2	$ (189.0)	$2,575.2
Cost of revenues	23.6	1,188.2	1,072.2	(189.0)	2,095.0
Selling, engineering, and administrative expenses	30.2	85.7	70.0	—	185.9
Goodwill impairment	2.2	276.5	46.3	—	325.0
	56.0	1,550.4	1,188.5	(189.0)	2,605.9
Operating profit (loss)	(56.0)	(111.4)	136.7	—	(30.7)
Other (income) expense	21.0	24.3	96.2	(25.3)	116.2
Income (loss) from continuing operations before income taxes	(77.0)	(135.7)	40.5	25.3	(146.9)
Provision (benefit) for income taxes:					
Current	43.3	(48.7)	19.8	—	14.4
Deferred	17.4	(52.0)	10.8	—	(23.8)
	60.7	(100.7)	30.6	—	(9.4)
Income (loss) from continuing operations	(137.7)	(35.0)	9.9	25.3	(137.5)
Loss from discontinued operations, net of benefit for income taxes of $0.0	—	—	(0.2)	—	(0.2)
Net income (loss)	$(137.7)	$ (35.0)	$ 9.7	$ 25.3	$ (137.7)

Statement of Operations
For the Year Ended December 31, 2008

	Parent	Combined Guarantor Subsidiaries	Combined Non-Guarantor Subsidiaries	Eliminations	Consolidated
			(in millions)		
Revenues	$ 6.2	$2,511.1	$2,017.3	$ (651.8)	$3,882.8
Cost of revenues	97.0	2,008.6	1,626.5	(651.8)	3,080.3
Selling, engineering, and administrative expenses	41.9	112.4	88.7	—	243.0
	138.9	2,121.0	1,715.2	(651.8)	3,323.3
Operating profit (loss)	(132.7)	390.1	302.1	—	559.5
Other (income) expense	(392.8)	28.0	94.3	376.2	105.7
Income from continuing operations before income taxes	260.1	362.1	207.8	(376.2)	453.8
Provision (benefit) for income taxes:					
Current	(19.4)	(58.1)	1.7	—	(75.8)
Deferred	(1.4)	189.2	59.4	—	247.2
	(20.8)	131.1	61.1	—	171.4
Income from continuing operations	280.9	231.0	146.7	(376.2)	282.4
Loss from discontinued operations, net of benefit for income taxes of $0.0	—	—	(1.5)	—	(1.5)
Net income	$ 280.9	$ 231.0	$ 145.2	$ (376.2)	$ 280.9

Statement of Operations
For the Year Ended December 31, 2007

	Parent	Combined Guarantor Subsidiaries	Combined Non-Guarantor Subsidiaries	Eliminations	Consolidated
			(in millions)		
Revenues	$ 57.6	$2,642.7	$1,709.4	$ (576.9)	$3,832.8
Cost of revenues	191.8	2,068.7	1,390.5	(576.9)	3,074.1
Selling, engineering, and administrative expenses	36.1	115.1	77.7	—	228.9
	227.9	2,183.8	1,468.2	(576.9)	3,303.0
Operating profit (loss)	(170.3)	458.9	241.2	—	529.8
Other (income) expense	(406.2)	28.0	75.0	378.1	74.9
Income from continuing operations before income taxes	235.9	430.9	166.2	(378.1)	454.9
Provision (benefit) for income taxes:					
Current	(27.2)	72.6	64.7	—	110.1
Deferred	(26.0)	83.6	(2.6)	—	55.0
	(53.2)	156.2	62.1	—	165.1
Income from continuing operations	289.1	274.7	104.1	(378.1)	289.8
Loss from discontinued operations, net of benefit for income taxes of $(0.2)	—	—	(0.7)	—	(0.7)
Net income	$ 289.1	$ 274.7	$ 103.4	$ (378.1)	$ 289.1

Balance Sheet
December 31, 2009

	Parent	Combined Guarantor Subsidiaries	Combined Non-Guarantor Subsidiaries	Eliminations	Consolidated
			(in millions)		
Assets:					
Cash and cash equivalents	$ 596.3	$ 2.6	$ 12.9	$ —	$ 611.8
Short-term marketable securities	70.0	—	—	—	70.0
Receivables, net of allowance	—	41.5	118.3	—	159.8
Income tax receivable	11.2	—	—	—	11.2
Inventory	—	94.4	137.1	—	231.5
Property, plant, and equipment, net	19.4	849.5	2,169.3	—	3,038.2
Investments in subsidiaries/intercompany receivable (payable), net	1,808.4	891.3	618.2	(3,317.9)	—
Restricted cash	—	—	138.6	—	138.6
Goodwill and other assets	175.3	193.8	140.3	(114.1)	395.3
	$ 2,680.6	$2,073.1	$ 3,334.7	$ (3,432.0)	$ 4,656.4
Liabilities:					
Accounts payable	$ 5.5	$ 29.8	$ 41.5	$ —	$ 76.8
Accrued liabilities	194.6	49.0	130.9	—	374.5
Debt	530.4	115.7	1,199.0	—	1,845.1
Deferred income	70.0	4.2	3.5	—	77.7
Deferred income taxes	—	500.6	11.4	(114.1)	397.9
Other liabilities	73.8	1.0	3.3	—	78.1
Total stockholders' equity	1,806.3	1,372.8	1,945.1	(3,317.9)	1,806.3
	$ 2,680.6	$2,073.1	$ 3,334.7	$ (3,432.0)	$ 4,656.4

Balance Sheet
December 31, 2008

	Parent	Combined Guarantor Subsidiaries	Combined Non-Guarantor Subsidiaries	Eliminations	Consolidated
			(in millions)		
Assets:					
Cash and cash equivalents	$ 139.7	$ 2.1	$ 20.0	$ —	$ 161.8
Receivables, net of allowance	0.4	90.0	160.9	—	251.3
Income tax receivable	98.7	—	—	—	98.7
Inventory	0.3	407.7	203.8	—	611.8
Property, plant, and equipment, net	20.7	957.7	2,012.2	—	2,990.6
Investments in subsidiaries/intercompany receivable (payable), net	2,399.5	217.5	497.2	(3,114.2)	—
Restricted cash	—	—	112.1	—	112.1
Goodwill and other assets	168.7	438.4	173.3	(95.1)	685.3
	$ 2,828.0	$ 2,113.4	$ 3,179.5	$ (3,209.3)	$ 4,911.6
Liabilities:					
Accounts payable	$ 8.1	$ 130.4	$ 79.1	$ —	$ 217.6
Accrued liabilities	260.9	53.6	167.3	—	481.8
Debt	520.3	64.2	1,190.2	—	1,774.7
Deferred income	64.9	3.3	3.6	—	71.8
Deferred income taxes	—	456.8	26.6	(95.1)	388.3
Other liabilities	61.5	0.9	2.7	—	65.1
Total stockholders' equity	1,912.3	1,404.2	1,710.0	(3,114.2)	1,912.3
	$ 2,828.0	$ 2,117.4	$ 3,175.5	$ (3,209.3)	$ 4,911.6

Statement of Cash Flows
For the Year Ended December 31, 2009

	Parent	Combined Guarantor Subsidiaries	Combined Non-Guarantor Subsidiaries	Eliminations	Consolidated
			(in millions)		
Operating activities:					
Net income (loss)	$ (137.7)	$ (35.0)	$ 9.7	$ 25.3	$ (137.7)
Adjustments to reconcile net income (loss) to net cash provided (required) by continuing operating activities:					
Loss from discontinued operations	—	—	0.2	—	0.2
Goodwill impairment	2.2	276.5	46.3	—	325.0
Depreciation and amortization	4.3	52.3	104.2	—	160.8
Stock-based compensation expense	13.5	—	—	—	13.5
Provision (benefit) for deferred income taxes	17.4	(52.0)	10.8	—	(23.8)
(Gain) loss on disposition of property, plant, equipment, and other assets	(5.5)	(0.5)	0.1	—	(5.9)
Net transfers with subsidiaries	615.9	(673.6)	83.0	(25.3)	—
Other	14.8	(25.6)	(1.0)	—	(11.8)
Changes in assets and liabilities:					
(Increase) decrease in receivables	0.4	48.5	42.6	—	91.5
Decrease in income tax receivable – collection of refunds	111.4	—	—	—	111.4
Increase in income tax receivable – other	(23.9)	—	—	—	(23.9)
(Increase) decrease in inventories	0.3	313.1	66.7	—	380.1
(Increase) decrease in restricted cash	—	—	(26.5)	—	(26.5)
(Increase) decrease in other assets	(1.3)	(27.7)	(14.1)	—	(43.1)
Increase (decrease) in accounts payable	(2.6)	(100.6)	(37.6)	—	(140.8)
Increase (decrease) in accrued liabilities	(7.2)	(8.6)	(4.7)	—	(20.5)
Increase (decrease) in other liabilities	(48.8)	95.9	(35.7)	—	11.4
Net cash provided (required) by operating activities – continuing operations	553.2	(137.3)	244.0	—	659.9
Net cash required by operating activities – discontinued operations	—	—	(0.2)	—	(0.2)
Net cash provided (required) by operating activities	553.2	(137.3)	243.8	—	659.7
Investing activities:					
Investment in short-term marketable securities	(70.0)	—	—	—	(70.0)
Proceeds from sales of railcars from our leased fleet	—	420.0	23.0	(247.8)	195.2
Proceeds from sales of railcars from our leased fleet – sale and leasebacks	—	98.5	5.1	—	103.6
Proceeds from disposition of property, plant, equipment, and other assets	7.2	5.2	2.7	—	15.1
Capital expenditures – lease subsidiary	—	(376.9)	(252.7)	247.8	(381.8)
Capital expenditures – manufacturing and other	(3.8)	(5.8)	(37.8)	—	(47.4)
Net cash (required) provided by investing activities	(66.6)	141.0	(259.7)	—	(185.3)
Financing activities:					
Issuance of common stock, net	1.1	—	—	—	1.1
Payments to retire debt	—	(64.6)	(229.4)	—	(294.0)
Proceeds from issuance of debt	0.5	61.4	238.2	—	300.1
Stock repurchases	(6.3)	—	—	—	(6.3)
Dividends paid to common shareholders	(25.3)	—	—	—	(25.3)
Net cash (required) provided by financing activities	(30.0)	(3.2)	8.8	—	(24.4)
Net increase (decrease) in cash and cash equivalents	456.6	0.5	(7.1)	—	450.0
Cash and cash equivalents at beginning of period	139.7	2.1	20.0	—	161.8
Cash and cash equivalents at end of period	$ 596.3	$ 2.6	$ 12.9	$ —	$ 611.8

Statement of Cash Flows
For the Year Ended December 31, 2008

	Parent	Combined Guarantor Subsidiaries	Combined Non-Guarantor Subsidiaries	Eliminations	Consolidated
			(in millions)		
Operating activities:					
Net income	$ 280.9	$ 231.0	$ 145.2	$ (376.2)	$ 280.9
Adjustments to reconcile net income to net cash provided (required) by continuing operating activities:					
Loss from discontinued operations	—	—	1.5	—	1.5
Depreciation and amortization	4.0	53.0	83.3	—	140.3
Stock-based compensation expense	18.7	—	—	—	18.7
Excess tax benefits from stock – based compensation	(0.9)	—	—	—	(0.9)
Provision (benefit) for deferred income taxes	(1.4)	189.2	59.4	—	247.2
Gain on disposition of property, plant, equipment and other assets	(1.9)	(5.3)	(3.3)	—	(10.5)
Net transfers with subsidiaries	(171.6)	(321.9)	117.3	376.2	—
Other	42.7	(12.1)	(48.4)	—	(17.8)
Changes in assets and liabilities:					
(Increase) decrease in receivables	5.4	64.8	(26.8)	—	43.4
(Increase) decrease in income tax receivable – other	(98.7)	—	—	—	(98.7)
(Increase) decrease in inventories	5.0	3.7	(34.5)	—	(25.8)
(Increase) decrease in restricted cash	—	—	(20.4)	—	(20.4)
(Increase) decrease in other assets	(3.6)	(9.3)	(5.7)	—	(18.6)
Increase (decrease) in accounts payable	0.9	(6.6)	(8.1)	—	(13.8)
Increase (decrease) in accrued liabilities	(125.3)	16.0	(5.2)	—	(114.5)
Increase (decrease) in other liabilities	26.1	(6.3)	(10.1)	—	9.7
Net cash (required) provided by operating activities – continuing operations	(19.7)	196.2	244.2	—	420.7
Net cash required by operating activities – discontinued operations	—	—	(1.5)	—	(1.5)
Net cash (required) provided by operating activities	(19.7)	196.2	242.7	—	419.2
Investing activities:					
Proceeds from sales of railcars from our leased fleet	—	940.3	58.9	(777.1)	222.1
Proceeds from disposition of property, plant, equipment, and other assets	3.1	14.1	3.6	—	20.8
Capital expenditures – lease subsidiary	—	(1,107.3)	(780.6)	777.1	(1,110.8)
Capital expenditures – manufacturing and other	(3.0)	(27.6)	(101.7)	—	(132.3)
Net cash provided (required) by investing activities	0.1	(180.5)	(819.8)	—	(1,000.2)
Financing activities:					
Issuance of common stock, net	3.1	—	—	—	3.1
Excess tax benefits from stock-based compensation	0.9	—	—	—	0.9
Payments to retire debt	(0.2)	(15.1)	(375.5)	—	(390.8)
Proceeds from issuance of debt	—	0.8	921.7	—	922.5
Stock repurchases	(58.3)	—	—	—	(58.3)
Dividends paid to common shareholders	(24.2)	—	—	—	(24.2)
Net cash (required) provided by financing activities	(78.7)	(14.3)	546.2	—	453.2
Net (decrease) increase in cash and cash equivalents	(98.3)	1.4	(30.9)	—	(127.8)
Cash and cash equivalents at beginning of period	238.0	0.7	50.9	—	289.6
Cash and cash equivalents at end of period	$ 139.7	$ 2.1	$ 20.0	$ —	$ 161.8

Statement of Cash Flows
For the Year Ended December 31, 2007

	Parent	Combined Guarantor Subsidiaries	Combined Non-Guarantor Subsidiaries	Eliminations	Consolidated
			(in millions)		
Operating activities:					
Net income	$ 289.1	$ 274.7	$ 103.4	$ (378.1)	$ 289.1
Adjustments to reconcile net income to net cash provided (required) by continuing operating activities:					
Loss from discontinued operations	—	—	0.7	—	0.7
Depreciation and amortization	7.0	50.7	61.2	—	118.9
Stock-based compensation expense	18.6	—	—	—	18.6
Excess tax benefits from stock-based compensation	(4.0)	—	—	—	(4.0)
Provision (benefit) for deferred income taxes	(26.0)	83.6	(2.6)	—	55.0
(Gain) loss on disposition of property, plant, equipment and other assets	(2.9)	(14.5)	0.4	—	(17.0)
Net transfers with subsidiaries	(584.9)	71.1	135.7	378.1	—
Other	48.4	(69.8)	(16.3)	—	(37.7)
Changes in assets and liabilities, net of effects from acquisitions:					
(Increase) decrease in receivables	52.8	(41.4)	(57.1)	—	(45.7)
(Increase) decrease in inventories	62.9	(120.5)	6.7	—	(50.9)
(Increase) decrease in restricted cash	—	—	8.5	—	8.5
(Increase) decrease in other assets	(6.6)	(37.1)	(17.8)	—	(61.5)
Increase (decrease) in accounts payable	(14.0)	(10.4)	19.2	—	(5.2)
Increase (decrease) in accrued liabilities	137.4	(66.8)	21.8	—	92.4
Increase (decrease) in other liabilities	(12.4)	(6.9)	3.3	—	(16.0)
Net cash (required) provided by operating activities – continuing operations	(34.6)	112.7	267.1	—	345.2
Net cash required by operating activities – discontinued operations	—	—	(0.7)	—	(0.7)
Net cash (required) provided by operating activities	(34.6)	112.7	266.4	—	344.5
Investing activities:					
Proceeds from sales of railcars from our leased fleet	—	646.0	101.5	(388.2)	359.3
Proceeds from disposition of property, plant, equipment, and other assets	3.6	43.7	3.7	—	51.0
Capital expenditures – lease subsidiary	—	(702.3)	(391.3)	388.2	(705.4)
Capital expenditures – manufacturing and other	(7.4)	(54.3)	(127.0)	—	(188.7)
Payments for purchase of acquisitions, net of cash acquired	—	(2.9)	(48.1)	—	(51.0)
Net cash required by investing activities	(3.8)	(69.8)	(461.2)	—	(534.8)
Financing activities:					
Issuance of common stock, net	12.2	—	—	—	12.2
Excess tax benefits from stock-based compensation	4.0	—	—	—	4.0
Payments to retire debt	(0.8)	(44.9)	(83.8)	—	(129.5)
Proceeds from issuance of debt	1.0	2.5	301.3	—	304.8
Stock repurchases	(2.9)	—	—	—	(2.9)
Dividends paid to common shareholders	(20.2)	—	—	—	(20.2)
Net cash (required) provided by financing activities	(6.7)	(42.4)	217.5	—	168.4
Net (decrease) increase in cash and cash equivalents	(45.1)	0.5	22.7	—	(21.9)
Cash and cash equivalents at beginning of period	283.1	0.2	28.2	—	311.5
Cash and cash equivalents at end of period	$ 238.0	$ 0.7	$ 50.9	$ —	$ 289.6

Note 20. Selected Quarterly Financial Data (Unaudited)

	Three Months Ended March 31, 2009	Three Months Ended June 30, 2009	Three Months Ended September 30, 2009	Three Months Ended December 31, 2009
		(in millions except per share data)		
Year ended December 31, 2009:				
Revenues	$ 793.5	$ 716.1	$ 557.4	$ 508.2
Operating profit (loss)	85.9	(240.3)	64.6	59.1
Income (loss) from continuing operations	34.0	(209.4)	23.2	14.7
Loss from discontinued operations, net of provision (benefit) for income taxes of $0.0, $0.0, $0.0, and $0.0	(0.1)	—	(0.0)	(0.1)
Net income (loss)	33.9	(209.4)	23.2	14.6
Net income (loss) per common share:				
Basic:				
Continuing operations	$ 0.43	$ (2.75)	$ 0.29	$ 0.19
Discontinued operations	0.00	0.00	0.00	0.00
	$ 0.43	$ (2.75)	$ 0.29	$ 0.19
Diluted:				
Continuing operations	$ 0.43	$ (2.75)	$ 0.29	$ 0.19
Discontinued operations	0.00	0.00	0.00	0.00
	$ 0.43	$ (2.75)	$ 0.29	$ 0.19

A goodwill impairment charge of $325 million was recorded during the three months ended June 30, 2009 related to the Rail Group segment. See Note 9 for further discussion.

	Three Months Ended March 31, 2008	Three Months Ended June 30, 2008	Three Months Ended September 30, 2008	Three Months Ended December 31, 2008
		(adjusted - see Notes 11 and 17) (in millions except per share data)		
Year ended December 31, 2008:				
Revenues	$ 898.9	$ 945.5	$ 1,154.6	$ 883.8
Operating profit	126.3	160.4	163.3	109.5
Income from continuing operations	64.1	84.2	91.0	43.1
Income (loss) from discontinued operations, net of provision (benefit) for income taxes of $(0.1), $0.0, $(0.1), and $0.2	(0.3)	—	(1.4)	0.2
Net income	63.8	84.2	89.6	43.3
Net income per common share:				
Basic:				
Continuing operations	$ 0.79	$ 1.03	$ 1.11	$ 0.54
Discontinued operations	0.00	0.00	(0.02)	0.00
	$ 0.79	$ 1.03	$ 1.09	$ 0.54
Diluted:				
Continuing operations	$ 0.78	$ 1.03	$ 1.11	$ 0.54
Discontinued operations	0.00	0.00	(0.02)	0.00
	$ 0.78	$ 1.03	$ 1.09	$ 0.54

Item 9. ***Changes In and Disagreements with Accountants on Accounting and Financial Disclosure.***

None.

Item 9A. ***Controls and Procedures.***

Disclosure Controls and Procedures.

The Company maintains controls and procedures designed to ensure that it is able to collect the information it is required to disclose in the reports it files with the SEC, and to process, summarize, and disclose this information within the time periods specified in the rules of the SEC. The Company's Chief Executive and Chief Financial Officers are responsible for establishing and maintaining these procedures and, as required by the rules of the SEC, evaluating their effectiveness. Based on their evaluation of the Company's disclosure controls and procedures which took place as of the end of the period covered by this report, the Chief Executive and Chief Financial Officers believe that these procedures are effective to ensure that the Company is able to collect, process, and disclose the information it is required to disclose in the reports it files with the SEC within the required time periods.

Management's Report on Internal Control over Financial Reporting.

Management of the Company is responsible for establishing and maintaining effective internal control over financial reporting as defined in Rules 13a-15(f) under the Securities Exchange Act of 1934. The Company's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance, as opposed to absolute assurance, of achieving their internal control objectives.

Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2009. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control — Integrated Framework.* Based on our assessment, we believe that, as of December 31, 2009, the Company's internal control over financial reporting was effective based on those criteria.

The effectiveness of internal control over financial reporting as of December 31, 2009, has been audited by Ernst & Young LLP, the independent registered public accounting firm who also audited the Company's consolidated financial statements. Ernst & Young LLP's attestation report on effectiveness of the Company's internal control over financial reporting is included herein.

Item 9B. ***Other Information.***

None.

PART III

Item 10. *Directors, Executive Officers and Corporate Governance.*

Information regarding the directors of the Company is incorporated by reference to the information set forth under the caption "Proposal 1 — Election of Directors" in the Company's Proxy Statement for the 2010 Annual Meeting of Stockholders (the "2010 Proxy Statement"). Information relating to the executive officers of the Company is set forth in Part I of this report under the caption "Executive Officers of the Company." Information relating to the Board of Directors' determinations concerning whether at least one of the members of the Audit Committee is an "audit committee financial expert" as that term is defined under Item 407 (d)(5) of Regulation S-K is incorporated by reference to the information set forth under the caption "Corporate Governance — Audit Committee" in the Company's 2010 Proxy Statement. Information regarding the Company's Audit Committee is incorporated by reference to the information set forth under the caption "Corporate Governance — Audit Committee" in the Company's 2010 Proxy Statement. Information regarding compliance with Section 16(a) of the Securities and Exchange Act of 1934 is incorporated by reference to the information set forth under the caption "Additional Information — Section 16(a) Beneficial Ownership Reporting Compliance" in the Company's 2010 Proxy Statement.

The Company has adopted a Code of Business Conduct and Ethics that applies to all of its directors, officers, and employees. The Code of Business Conduct and Ethics is on the Company's website at www.trin.net under the caption "Investor Relations/ Governance." The Company intends to post any amendments or waivers for its Code of Business Conduct and Ethics to the Company's website at www.trin.net to the extent applicable to an executive officer or director of the Company.

Item 11. *Executive Compensation.*

Information regarding compensation of executive officers and directors is incorporated by reference to the information set forth under the caption "Executive Compensation" in the Company's 2010 Proxy Statement. Information concerning compensation committee interlocks and insider participation is incorporated by reference to the information set forth under the caption "Corporate Governance — Compensation Committee Interlocks and Insider Participation" in the Company's 2010 Proxy Statement. Information about the compensation committee report is incorporated by reference to the information set forth under the caption "Executive Compensation — Human Resources Committee Report" in the Company's 2010 Proxy Statement.

Item 12. *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.*

Information concerning security ownership of certain beneficial owners and management is incorporated herein by reference from the Company's 2010 Proxy Statement, under the caption "Security Ownership — Security Ownership of Certain Beneficial Owners and Management."

The following table sets forth information about Trinity common stock that may be issued under all of Trinity's existing equity compensation plans as of December 31, 2009.

Equity Compensation Plan Information

Plan Category	(a) Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	(b) Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	(c) Number of Securities Remaining Available for Future Issuance under Equity Compensation Plans (Excluding Securities Reflected in Column (a))
Equity compensation plans approved by security holders:			
Stock Options	1,015,465		
Restricted stock units	159,670		
	1,175,135	$14.00 (1)	1,496,209
Equity compensation plans not approved by security holders	— (2)	—	—
Total	1,175,135	$14.00	1,496,209

(1) Includes 159,670 shares of common stock issuable upon the vesting and conversion of restricted stock units. The restricted stock units do not have an exercise price.

(2) Excludes information regarding the Trinity Deferred Plan for Director Fees. This plan permits the deferral of the payment of the annual retainer fee and board and committee meeting fees. At the election of the participant, the deferred fees may be converted into phantom stock units with a fair market value equal to the value of the fees deferred, and such phantom stock units are credited to the director's account (along with the amount of any dividends or stock distributions). At the time a participant ceases to be a director, cash will be distributed to the participant. At December 31, 2009, 69,600 phantom stock units were credited to the accounts of participants. Also excludes information regarding the Trinity Industries Supplemental Profit Sharing Plan ("Supplemental Plan") for certain of its highly compensated employees. Information about the Supplemental Plan is incorporated herein by reference from the Company's 2010 Proxy Statement, under the caption "Executive Compensation — Post-Employment Benefits." At December 31, 2009, 50,772 stock units were credited to the accounts of participants under the Supplemental Plan.

Item 13. *Certain Relationships and Related Transactions, and Director Independence.*

Information regarding certain relationships and related person transactions is incorporated by reference to the information set forth under the captions "Corporate Governance-Compensation Committee Interlocks and Insider Participation" and "Transactions with Related Persons" in the Company's 2010 Proxy Statement. Information regarding the independence of directors is incorporated by reference to the information set forth under the captions "Corporate Governance-Independence of Directors" in the Company's 2010 Proxy Statement.

Item 14. *Principal Accountant Fees and Services.*

Information regarding principal accountant fees and services is incorporated by reference to the information set forth under the captions "Fees of Independent Registered Public Accounting Firm for Fiscal Years 2009 and 2008" in the Company's 2010 Proxy Statement.

PART IV

Item 15. ***Exhibits and Financial Statement Schedules.***

(a) (1) *Financial Statements.*

See Item 8.

(2) *Financial Statement Schedule.*

For the years ended December 31, 2009, 2008, and 2007.

II — Allowance for Doubtful Accounts

(3) *Exhibits.*

See Index to Exhibits for a listing of Exhibits which are filed herewith or incorporated herein by reference to the location indicated.

EXHIBIT 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Post-Effective Amendment No. 3 to the Registration Statement (Form S-8, No. 2-64813), Post-Effective Amendment No. 1 to the Registration Statement (Form S-8, No. 33-10937), Registration Statement (Form S-8, No. 33-35514), Registration Statement (Form S-8, No. 33-73026), Registration Statement (Form S-8, No. 333-77735), Registration Statement (Form S-8, No. 333-91067), Registration Statement (Form S-8, No. 333-85588), Registration Statement (Form S-8, No. 333-85590), Registration Statement (Form S-8, No. 333-114854), Registration Statement (Form S-8, No. 333-115376), Registration Statement (Form S-3, No. 333-134596), and Registration Statement (Form S-8, No. 333-159552) of Trinity Industries, Inc. and Subsidiaries and in the related Prospectuses of our reports dated February 18, 2010 with respect to the consolidated financial statements and schedule of Trinity Industries, Inc. and Subsidiaries and the effectiveness of internal control over financial reporting of Trinity Industries, Inc. and Subsidiaries included in this Annual Report (Form 10-K) for the year ended December 31, 2009.

/s/ ERNST & YOUNG LLP

Dallas, Texas
February 18, 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
Trinity Industries, Inc.

We have audited the consolidated financial statements of Trinity Industries, Inc. and Subsidiaries as of December 31, 2009, and for each of the three years in the period ended December 31, 2009 and have issued our report thereon dated February 18, 2010. Our audits also included the financial statement schedule of Trinity Industries, Inc. and Subsidiaries listed in Item 15. This schedule is the responsibility of the Company's management. Our responsibility is to express an opinion based on our audits.

In our opinion, the financial statement schedule referred to above, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/S/ ERNST & YOUNG LLP

Dallas, Texas
February 18, 2010

Trinity Industries, Inc. and Subsidiaries

Allowance For Doubtful Accounts
Years Ended December 31, 2009, 2008, and 2007
(in millions)

	Balance at Beginning of Period	Additions Charged to Costs and Expenses	Accounts Charged Off	Balance at End of Period
Year Ended December 31, 2009	**$ 6.8**	**$ 0.4**	**$ 2.1**	**$ 5.1**
Year Ended December 31, 2008	$ 4.0	$ 3.3	$ 0.5	$ 6.8
Year Ended December 31, 2007	$ 3.8	$ 1.8	$ 1.6	$ 4.0

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRINITY INDUSTRIES, INC.
Registrant

By /s/ William A. McWhirter II
William A. McWhirter II
Senior Vice President and Chief Financial Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Directors:

/s/ John L. Adams
John L. Adam
Director
Dated: February 18, 2010

/s/ Rhys J. Best
Rhys J. Best
Director
Dated: February 18, 2010

/s/ David W. Biegler
David W. Biegler
Director
Dated: February 18, 2010

/s/ Leldon E. Echols
Leldon E. Echols
Director
Dated: February 18, 2010

/s/ Ronald J. Gafford
Ronald J. Gafford
Director
Dated: February 18, 2010

/s/ Ronald W. Haddock
Ronald W. Haddock
Director
Dated: February 18, 2010

/s/ Jess T. Hay
Jess T. Hay
Director
Dated: February 18, 2010

/s/ Adrián Lajous
Adrián Lajous

Director
Dated: February 18, 2010

/s/ Diana S. Natalicio
Diana S. Natalicio
Director
Dated: February 18, 2010

Principal Executive Officer:

/s/ Timothy R. Wallace
Timothy R. Wallace
Chairman, President, Chief Executive Officer, and Director
Dated: February 18, 2010

Principal Financial Officer:

/s/ William A. McWhirter II
William A. McWhirter II
Senior Vice President and Chief Financial Officer
Dated: February 18, 2010

Principal Accounting Officer:

/s/ Mary E. Henderson
Mary E. Henderson
Corporate Controller
Dated: February 18, 2010

Trinity Industries, Inc.
Index to Exhibits
(Item 15(b))

NO.	DESCRIPTION
(3.1)	Certificate of Incorporation of Trinity Industries, Inc., as amended May 23, 2007 (incorporated by reference to Exhibit 3.1 to our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2007).
(3.2)	By-Laws of Trinity Industries, Inc., as amended December 13, 2007 (incorporated by reference to Exhibit 3.2 to our Annual Report on Form 10-K for the annual period ended December 31, 2007).
(3.3)	Certificate of Incorporation of Transit Mix Concrete & Materials Company, as amended (incorporated by reference to Exhibit 3.3 of Registration Statement No. 333-117526 filed July 21, 2004).
(3.4)	By-Laws of Transit Mix Concrete & Materials Company (incorporated by reference to Exhibit 3.4 of Registration Statement No. 333-117526 filed July 21, 2004).
(3.5)	Certificate of Incorporation of Trinity Industries Leasing Company (incorporated by reference to Exhibit 3.5 of Registration Statement No. 333-117526 filed July 21, 2004).
(3.6)	By-Laws of Trinity Industries Leasing Company (incorporated by reference to Exhibit 3.6 of Registration Statement No. 333-117526 filed July 21, 2004).
(3.7)	Certificate of Incorporation of Trinity Marine Products, Inc., as amended (incorporated by reference to Exhibit 3.7 of Registration Statement No. 333-117526 filed July 21, 2004).
(3.8)	By-Laws of Trinity Marine Products, Inc. (incorporated by reference to Exhibit 3.8 of Registration Statement No. 333-117526 filed July 21, 2004).
(3.9)	Certificate of Formation of Trinity Rail Group, LLC (incorporated by reference to Exhibit 3.9 of Registration Statement No. 333-117526 filed July 21, 2004).
(3.10)	Limited Liability Company Agreement of Trinity Rail Group, LLC (incorporated by reference to Exhibit 3.10 of Registration Statement No. 333-117526 filed July 21, 2004).
(3.11)	Certificate of Incorporation of Trinity North American Freight Car, Inc. (formerly Thrall Trinity Freight Car, Inc. and Trinity North American Rail Car, Inc.) (incorporated by reference to Exhibit 3.11 to our Annual Report on Form 10-K for the annual period ended December 31, 2007).
(3.12)	By-Laws of Trinity North American Freight Car, Inc. (formerly Thrall Trinity Freight Car, Inc. and Trinity North American Rail Car, Inc.) (incorporated by reference to Exhibit 3.12 to our Annual Report on Form 10-K for the annual period ended December 31, 2007).
(3.13)	Certificate of Incorporation of Trinity Tank Car, Inc. (incorporated by reference to Exhibit 3.13 of Registration Statement No. 333-117526 filed July 21, 2004).
(3.14)	By-Laws of Trinity Tank Car, Inc. (incorporated by reference to Exhibit 3.14 of Registration Statement No. 333-117526 filed July 21, 2004).
(3.15)	Certificate of Formation of Trinity Parts & Components, LLC (formerly Trinity Rail Components & Repair, Inc.) (incorporated by reference to Exhibit 3.15 to our Annual Report on Form 10-K for the annual period ended December 31, 2007).
(3.16)	Limited Liability Company Agreement of Trinity Parts & Components, LLC. (incorporated by reference to Exhibit 3.16 to our Annual Report on Form 10-K for the annual period ended December 31, 2007).
(4.01)	Indenture, dated June 7, 2006, between Trinity Industries, Inc. and Wells Fargo Bank, National Association, as trustee (including the Form of 3⅞% Convertible Subordinated Note due 2036 as an exhibit thereto) (incorporated by reference to Exhibit 4.01 to our Form 8-K filed June 7, 2006).
(4.01.1)	Officers' Certificate of Trinity Industries, Inc. pursuant to the Indenture dated June 7, 2006, relating to the Company's 3⅞% Convertible Subordinated Notes due 2036 (incorporated by reference to Exhibit 4.01.1 to our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2006).
(4.1)	Specimen Common Stock Certificate of Trinity Industries, Inc. (incorporated by reference to Exhibit 4.1 of Registration Statement No. 333-159552 filed May 28, 2009).

NO.	DESCRIPTION
(4.2)	Pass Through Trust Agreement dated as of February 15, 2002 among Trinity Industries Leasing Company, Trinity Industries, Inc. and Wilmington Trust Company, as Trustee (incorporated by reference to Exhibit 4.4 to our Annual Report on Form 10-K for the annual period ended December 31, 2007).
(4.2.1)	Trust Indenture and Security Agreement dated as of February 15, 2002 among Trinity Industries Leasing Company, Trinity Industries, Inc. and The Bank of New York, as Trustee (incorporated by reference to Exhibit 4.4.1 to our Annual Report on Form 10-K for the annual period ended December 31, 2007).
(4.2.2)	Trust Indenture and Security Agreement dated as of February 15, 2002 among Trinity Industries Leasing Company, Trinity Industries, Inc. and The Bank of New York, as Trustee (incorporated by reference to Exhibit 4.4.2 to our Annual Report on Form 10-K for the annual period ended December 31, 2007).
(4.2.3)	Trust Indenture and Security Agreement dated as of February 15, 2002 among Trinity Industries Leasing Company, Trinity Industries, Inc. and The Bank of New York, as Trustee (incorporated by reference to Exhibit 4.4.3 to our Annual Report on Form 10-K for the annual period ended December 31, 2007).
(4.3)	Indenture dated as of March 10, 2004 by and between Trinity Industries, Inc., certain subsidiary guarantors party thereto and Wells Fargo Bank, National Association, as Trustee (incorporated by reference to Exhibit 4.6 of Registration Statement No. 333-117526 filed July 21, 2004).
(4.4)	Form of 6½% Senior Note due 2014 of Trinity Industries, Inc. (incorporated by reference to Exhibit 4.7 of Registration Statement No. 333-117526 filed July 21, 2004).
(10.1.1)	Form of Amended and Restated Executive Severance Agreement dated September 9, 2008 entered into between Trinity Industries, Inc. and the Chief Executive Officer, and each of the three Senior Vice Presidents (incorporated by reference to Exhibit 10.1.1 to our Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2008).*
(10.1.2)	Form of Amended and Restated Executive Severance Agreement dated September 9, 2008, entered into between Trinity Industries, Inc. and certain executive officers and certain other subsidiary and divisional officers of Trinity Industries, Inc. (incorporated by reference to Exhibit 10.1.2 to our Annual Report on Form 10-K for the annual period ended December 31, 2008).*
(10.2)	Trinity Industries, Inc. Directors' Retirement Plan, as amended September 10, 1998 (incorporated by reference to Exhibit 10.2 of Registration Statement No. 333-117526 filed July 21, 2004).*
(10.2.1)	Amendment No. 2 to the Trinity Industries, Inc. Directors' Retirement Plan (incorporated by reference to Exhibit 10.2.1 to our Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2005).*
(10.2.2)	Amendment No. 3 to the Trinity Industries, Inc. Directors' Retirement Plan (incorporated by reference to Exhibit 10.2.2 to our Annual Report on Form 10-K for the annual period ended December 31, 2005).*
(10.3)	1993 Stock Option and Incentive Plan (incorporated by reference to Exhibit 4.1 of Registration Statement No. 33-73026 filed December 15, 1993).*
(10.3.1)	Amendment No. 1 to the 1993 Stock Option and Incentive Plan (incorporated by reference to Exhibit 10.3.1 to our Annual Report on Form 10-K for the annual period December 31, 2005).*
(10.3.2)	Amendment No. 2 to the 1993 Stock Option and Incentive Plan (incorporated by reference to Exhibit 10.3.2 to our Annual Report on Form 10-K for the annual period December 31, 2005).*
(10.3.3)	Amendment No. 3 to the 1993 Stock Option and Incentive Plan (incorporated by reference to Exhibit 10.3.3 to our Annual Report on Form 10-K for the annual period ended December 31, 2005).*
(10.3.4)	Amendment No. 4 to the 1993 Stock Option and Incentive Plan (incorporated by reference to Exhibit 10.3.4 to our Annual Report on Form 10-K for the annual period ended December 31, 2005).*
(10.3.5)	Amendment No. 5 to the 1993 Stock Option and Incentive Plan (incorporated by reference to Exhibit 10.3.5 to our Annual Report on Form 10-K for the annual period ended December 31, 2005).*

NO.	DESCRIPTION
(10.4)	Supplemental Profit Sharing Plan for Employees of Trinity Industries, Inc. and Certain Affiliates as restated effective January 1, 2005 (incorporated by reference to Exhibit 10.5 to our Annual Report on Form 10-K for the annual period ended December 31, 2007).*
(10.5)	Trinity Industries, Inc. Supplemental Profit Sharing and Deferred Director Fee Trust dated March 31, 1999 (incorporated by reference to Exhibit 10.7 of Registration Statement No. 333-117526 filed July 21, 2004).*
(10.5.1)	Amendment No. 1 to the Trinity Industries, Inc. Supplemental Profit Sharing and Deferred Director Fee Trust dated December 27, 2000 (incorporated by reference to Exhibit 10.7.1 of Registration Statement No. 333-117526 filed July 21, 2004).*
(10.6)	Supplemental Retirement Plan as Amended and Restated effective January 1, 2009 (incorporated by reference to Exhibit 10.7 to our Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2008).*
(10.6.1)	Amendment No. 1 to the Supplemental Retirement Plan as Amended and Restated effective January 1, 2009 (incorporated by reference to Exhibit 10.7.1 to our Form 8-K filed February 17, 2009).*
(10.7)	Trinity Industries, Inc. Deferred Plan for Director Fees, as amended (incorporated by reference to Exhibit 10.9 of Registration Statement No. 333-117526 filed July 21, 2004).*
(10.7.1)	Amendment to Trinity Industries, Inc. Deferred Plan for Director Fees dated December 7, 2005 (incorporated by reference to Exhibit 10.8.1 to our Annual Report on Form 10-K for the annual period ended December 31, 2005).*
(10.7.2)	Trinity Industries, Inc. 2005 Deferred Plan for Director Fees (incorporated by reference to Exhibit 10.8.2 to our Annual Report on Form 10-K for the annual period ended December 31, 2005).*
(10.8)	Deferred Compensation Trust of Trinity Industries, Inc. and Certain Affiliates effective January 1, 2002 (incorporated by reference to Exhibit 10.10 of Registration Statement No. 333-117526 filed July 21, 2004).*
(10.9)	Trinity Industries, Inc. 1998 Stock Option and Incentive Plan (incorporated by reference to Exhibit 4.2 of Registration Statement No. 333-77735 filed May 4, 1999).*
(10.9.1)	Amendment No. 1 to the Trinity Industries, Inc. 1998 Stock Option Plan and Incentive Plan (filed herewith).*
(10.9.2)	Amendment No. 2 to the Trinity Industries, Inc. 1998 Stock Option and Incentive Plan (filed herewith).*
(10.9.3)	Amendment No. 3 to the Trinity Industries, Inc. 1998 Stock Option and Incentive Plan (incorporated by reference to Exhibit 10.10.3 to our Annual Report on Form 10-K for the annual period ended December 31, 2005).*
(10.9.4)	Amendment No. 4 to the Trinity Industries, Inc. 1998 Stock Option and Incentive Plan (incorporated by reference to Exhibit 10.10.4 to our Annual Report on Form 10-K for the annual period ended December 31, 2005).*
(10.10)	Trinity Industries, Inc. 2004 Stock Option and Incentive Plan (incorporated by reference to Exhibit 99.1 to the Form S-8 Registration Statement No. 333-115376 filed by Trinity Industries, Inc. on May 11, 2004).*
(10.10.1)	Form of Notice of Grant of Stock Options and Non-Qualified Option Agreement with Non-Qualified Stock Option Terms and Conditions as of September 8, 2004 (incorporated by reference to Exhibit 10.11.1 to our Annual Report on Form 10-K for the annual period ended December 31, 2004).*
(10.10.1.1)	Non-Qualified Stock Option Terms and Conditions as of December 6, 2005 (incorporated by reference to Exhibit 10.11.1.1 to our Annual Report on Form 10-K for the annual period ended December 31, 2005).*
(10.10.1.2)	Form of Notice of Grant of Stock Options and Non-Qualified Option Agreement with Non-Qualified Stock Option Terms and Conditions as of December 9, 2008 (incorporated by reference to Exhibit 10.11.1.2 to our Annual Report on Form 10-K for the annual period ended December 31, 2008).*
(10.10.2)	Form of Notice of Grant of Stock Options and Incentive Stock Option Agreement with Incentive Stock Option Terms and Conditions as of September 8, 2004 (incorporated by reference to Exhibit 10.11.2 to our Annual Report on Form 10-K for the annual period ended December 31, 2004).*

NO.	DESCRIPTION
(10.10.2.1)	Incentive Stock Option Terms and Conditions as of December 6, 2005 (incorporated by reference to Exhibit 10.11.2.1 to our Annual Report on Form 10-K for the annual period ended December 31, 2005).*
(10.10.2.2)	Form of Notice of Grant of Stock Options and Incentive Stock Option Agreement with Incentive Stock Option Terms and Conditions as of December 9, 2008 (incorporated by reference to Exhibit 10.11.2.2 to our Annual Report on Form 10-K for the annual period ended December 31, 2008).*
(10.10.3)	Form of Restricted Stock Grant Agreement for grants issued prior to 2008 (incorporated by reference to Exhibit 10.11.3 to our Annual Report on Form 10-K for the annual period ended December 31, 2007).*
(10.10.3.1)	Form of Restricted Stock Grant Agreement for grants issued commencing 2008 (incorporated by reference to Exhibit 10.11.3 to our Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2008).*
(10.10.4)	Form of Non-Qualified Stock Option Agreement for Non-Employee Directors (incorporated by reference to Exhibit 10.11.4 to our Annual Report on Form 10-K for the annual period ended December 31, 2004).*
(10.10.5)	Form of Restricted Stock Unit Agreement for Non-Employee Directors for grants issued prior to 2008 (incorporated by reference to Exhibit 10.11.5 to our Annual Report on Form 10-K for the annual period ended December 31, 2007).*
(10.10.5.1)	Form of Restricted Stock Unit Agreement for Non-Employee Directors for grants issued commencing 2008 (incorporated by reference to Exhibit 10.11.5 to our Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2008).*
(10.10.6)	Amendment No. 2 to the Trinity Industries, Inc. 2004 Stock Option and Incentive Plan (incorporated by reference to Exhibit 10.11.6 to our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2008).*
(10.10.7)	Amendment No. 3 to the Trinity Industries, Inc. 2004 Stock Option and Incentive Plan (filed herewith).*
(10.11)	Supplemental Retirement and Director Retirement Trust of Trinity Industries, Inc. (filed herewith).*
(10.12)	Form of 2008 Deferred Compensation Plan and Agreement as amended and restated entered into between Trinity Industries, Inc. and certain officers of Trinity Industries, Inc. or its subsidiaries (incorporated by reference to Exhibit 10.13 to our Annual Report on Form 10-K for the annual period ended December 31, 2007).*
(10.13)	Trinity Industries, Inc. Short-Term Management Incentive Plan (incorporated by reference to Exhibit 10.14 to our Annual Report on Form 10-K for the annual period ended December 31, 2007).*
(10.14)	Equipment Lease Agreement (TRL 1 2001-1A) dated as of May 17, 2001 between TRLI-1A Railcar Statutory Trust, lesser, and Trinity Rail Leasing I L.P., lessee (incorporated by reference to Exhibit 10.15 to our Annual Report on Form 10-K for the annual period ended December 31, 2007).
(10.14.1)	Participation Agreement (TRL 1 2001-1A) dated as of May 17, 2001 among Trinity Rail Leasing I L.P., lessee, et. al. (incorporated by reference to Exhibit 10.15.1 to our Annual Report on Form 10-K for the annual period ended December 31, 2007).
(10.14.2)	Equipment Lease Agreement (TRL 1 2001-1B) dated as of July 12, 2001 between TRL 1 2001-1B Railcar Statutory Trust, lessor, and Trinity Rail Leasing I L.P., lessee (incorporated by reference to Exhibit 10.15.2 to our Annual Report on Form 10-K for the annual period ended December 31, 2007).
(10.14.3)	Participation Agreement (TRL 1 2001-1B) dated as of May 17, 2001 among Trinity Rail Leasing I L.P., lessee, et. al. (incorporated by reference to Exhibit 10.15.3 to our Annual Report on Form 10-K for the annual period ended December 31, 2007).
(10.14.4)	Equipment Lease Agreement (TRL 1 2001-1C) dated as of December 28, 2001 between TRL 1 2001-1C Railcar Statutory Trust, lessor, and Trinity Rail Leasing 1 L.P., lessee (incorporated by reference to Exhibit 10.15.4 to our Annual Report on Form 10-K for the annual period ended December 31, 2007).

NO.	DESCRIPTION
(10.14.5)	Participation Agreement (TRL 1 2001-1C) dated as of December 28, 2001 among Trinity Rail Leasing 1 L.P., lessee, et. al. (incorporated by reference to Exhibit 10.15.5 to our Annual Report on Form 10-K for the annual period ended December 31, 2007).
(10.15)	Equipment Lease Agreement (TRL III 2003-1A) dated as of November 12, 2003 between TRL III-1A Railcar Statutory Trust, lessor, and Trinity Rail Leasing III L.P., lessee (incorporated by reference to Exhibit 10.16 to our Annual Report on Form 10-K for the annual period ended December 31, 2007).
(10.15.1)	Participation Agreement (TRL III 2003-1A) dated as of November 12, 2003 between TRL III-1A among Trinity Rail Leasing III L.P., lessee, et. al. (incorporated by reference to Exhibit 10.16.1 to our Annual Report on Form 10-K for the annual period ended December 31, 2007).
(10.15.2)	Equipment Lease Agreement (TRL III 2003-1B) dated as of November 12, 2003 between TRL III-1B Railcar Statutory Trust, lessor, and Trinity Rail Leasing III L.P., lessee, (incorporated by reference to Exhibit 10.16.2 to our Annual Report on Form 10-K for the annual period ended December 31, 2007).
(10.15.3)	Participation Agreement (TRL III 2003-1B) dated as of November 12, 2003 between TRL III-1B among Trinity Rail Leasing III L.P., lessee, et. al. (incorporated by reference to Exhibit 10.16.3 to our Annual Report on Form 10-K for the annual period ended December 31, 2007).
(10.15.4)	Equipment Lease Agreement (TRL III 2003-1C) dated as of November 12, 2003 between TRL III-1C Railcar Statutory Trust, lessor, and Trinity Rail Leasing III L.P., lessee (incorporated by reference to Exhibit 10.16.4 to our Annual Report on Form 10-K for the annual period ended December 31, 2007).
(10.15.5)	Participation Agreement (TRL III 2003-1C) dated as of November 12, 2003 between TRL III-1C among Trinity Rail Leasing III L.P., lessee, et. al. (incorporated by reference to Exhibit 10.16.5 to our Annual Report on Form 10-K for the annual period ended December 31, 2007).
(10.16)	Equipment Lease Agreement (TRL IV 2004-1A) between TRL IV 2004-1A Statutory Trust, lessor, and Trinity Rail Leasing IV L.P., lessee (incorporated by reference to Exhibit 10.17 to our Annual Report on Form 10-K for the annual period ended December 31, 2007).
(10.16.1)	Participation Agreement (TRL IV 2004-1A) among Trinity Rail Leasing IV, L.P., lessee, et. al (incorporated by reference to Exhibit 10.17.1 to our Annual Report on Form 10-K for the annual period ended December 31, 2007).
(10.17)	Amended and Restated Credit Agreement dated as of March 10, 2004 among Trinity Industries, Inc, as Borrower, JP Morgan Chase Bank, individually as a Lender and Issuing Bank and as Administrative Agent, and Dresdner Bank AG, New York and Grand Cayman Branches and The Royal Bank of Scotland plc., each individually as a Lender and collectively as Syndication Agents, and certain other Lenders party thereto from time to time (incorporated by reference to Exhibit 10.18 of Registration Statement No. 333-117526 filed July 21, 2004).
(10.17.1)	Second Amended and Restated Credit Agreement dated as of April 20, 2005 among Trinity Industries, Inc, as Borrower, JP Morgan Chase Bank, N.A., individually and as Issuing Bank and Administrative Agent, The Royal Bank of Scotland plc, Wachovia Bank, N.A., and Bank of America, N.A., each individually and as Syndication Agents, Dresdner Bank AG, Individually and as Documentation Agent, and certain other Lenders party thereto from time to time (incorporated by reference to Exhibit 10.1 of our quarterly report on Form 10-Q for the period ended June 30, 2005).
(10.17.2)	First Amendment to the Second Amended and Restated Credit Agreement dated June 9, 2006, amending the Second Amended and Restated Credit Agreement dated April 20, 2005 (incorporated by reference to Exhibit 10.18.2 to our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2006).
(10.17.3)	Second Amendment to the Second Amended and Restated Credit Agreement dated June 21, 2006, amending the Second Amended and Restated Credit Agreement dated April 20, 2005 (incorporated by reference to Exhibit 10.18.3 to our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2006).

NO.	DESCRIPTION
(10.17.4)	Third Amendment to the Second Amended and Restated Credit Agreement dated June 22, 2007, amending the Second Amended and Restated Credit Agreement dated April 20, 2005 (incorporated by reference to Exhibit 10.18.4 to our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2007).
(10.17.5)	Fourth Amendment to the Second Amended and Restated Credit Agreement dated October 19, 2007, amending the Second Amended and Restated Credit Agreement dated April 20, 2005 (incorporated by reference to Exhibit 10.18.5 to our Form 8-K filed on October 19, 2007).
(10.17.6)	Fifth Amendment to the Second Amended and Restated Credit Agreement dated February 9, 2009, amending the Second Amended and Restated Credit Agreement dated April 20, 2005 (incorporated by reference to Exhibit 10.18.6 to our Annual Report on Form 10-K for the annual period ended December 31, 2008).
(10.17.7)	Sixth Amendment to the Second Amended and Restated Credit Agreement dated March 31, 2009, amending the Second Amended and Restated Credit Agreement dated April 20, 2005 (incorporated by reference to Exhibit 10.18.7 to our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2009).
(10.18)	Amended and Restated Warehouse Loan Agreement, dated as of August 7, 2007, amending and restating the Warehouse Loan Agreement dated June 27, 2002 among Trinity Industries Leasing Company, Trinity Rail Leasing Trust II, the Borrower, Credit Suisse, New York Branch, as Agent, Wilmington Trust Company, as Collateral Agent and Depository, and the Lenders party thereto from time to time (incorporated by reference to Exhibit 10.19.13 to our Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2007).
(10.18.1)	Amendment No. 1 to the Amended and Restated Warehouse Loan Agreement, dated February 13, 2008, amending the Amended and Restated Warehouse Loan Agreement dated August 7, 2007. (incorporated by reference to Exhibit 10.19.1 to our Form 8-K filed on February 14, 2008).
(10.18.2)	Second Amendment and Restatement dated as of May 29, 2009 of Warehouse Loan Agreement dated as of June 27, 2002 among Trinity Industries Leasing Company, Trinity Rail Leasing Warehouse Trust (formerly known as Trinity Rail Leasing Trust II), The Committed Lenders and the Conduit Lenders from time to time party hereto, Credit Suisse, New York Branch, as Agent, and Wilmington Trust Company, as Collateral Agent and Depositary (incorporated by reference to Exhibit 10.19 to our Form 8-K filed on June 2, 2009).
(10.19)	Term Loan Agreement dated as of May 9, 2008 among Trinity Rail Leasing VI LLC, the Committed Lenders and the Conduit Lenders From Time to Time Party Hereto, DVB Bank AG, as Agent, and Wilmington Trust Company; as Collateral and Depositary (incorporated by reference to Exhibit 10.20 to our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2008).
(10.19.1)	Purchase and Sale Agreement (TILC) dated as of May 9, 2008 among Trinity Industries Leasing Company, as Seller and Trinity Rail Leasing VI LLC, as Buyer (incorporated by reference to Exhibit 10.20.1 to our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2008).
(10.19.2)	Purchase and Sale Agreement (TRLT-II) dated as of May 9, 2008 among Trinity Rail Leasing Trust II, as Seller, Trinity Rail Leasing VI LLC, as Buyer and Trinity Industries Leasing Company (incorporated by reference to Exhibit 10.20.2 to our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2008).
(10.20)	Master Indenture dated November 5, 2009, between Trinity Rail Leasing VII LLC and Wilmington Trust Company, as indenture trustee (filed herewith).
(10.20.1)	Purchase and Contribution Agreement, dated November 5, 2009, among Trinity Industries Leasing Company, Trinity Rail Leasing Warehouse Trust, and Trinity Rail Leasing VII L.L.C. (filed herewith).
(10.21)	Perquisite Plan beginning January 1, 2004 in which the Company's Executive Officers participate (incorporated by reference to Exhibit 10.25 to our Annual Report on Form 10-K for the annual period ended December 31, 2004).*
(10.22)	Purchase and Contribution Agreement, dated May 18, 2006, among Trinity Industries Leasing Company, Trinity Leasing Trust II, and Trinity Rail Leasing V L.P. (incorporated by reference to Exhibit 10.26 to our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2006).

NO.	DESCRIPTION
(10.22.1)	Master Indenture dated May 18, 2006, between Trinity Rail Leasing V L.P. and Wilmington Trust Company, as indenture trustee (incorporated by reference to Exhibit 10.26.1 to our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2006).
(10.23)	Board Compensation Summary Sheet (incorporated by reference to Exhibit 10.27 to our Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2008).*
(10.24)	Retirement Transition Agreement between Trinity North American Freight Car, Inc. and Martin Graham (incorporated by reference to Exhibit 10.28 to our Annual Report on Form 10-K for the annual period ended December 31, 2007).*
(12)	Computation of Ratio of Earnings to Fixed Charges (filed herewith).
(21)	Listing of subsidiaries of Trinity Industries, Inc. (filed herewith).
(23)	Consent of Ernst & Young LLP (contained on page 90 of this document and filed herewith).
(31.1)	Rule 13a-15(e) and 15d-15(e) Certification of the Chief Executive Officer (filed herewith).
(31.2)	Rule 13a-15(e) and 15d-15(e) Certification of the Chief Financial Officer (filed herewith).
(32.1)	Certification pursuant to 18U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (filed herewith).
(32.2)	Certification pursuant to 18U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (filed herewith).
*	Management contracts and compensatory plan arrangements.

Exhibit 31.1

CERTIFICATION

I, Timothy R. Wallace, certify that:

1. I have reviewed this annual report on Form 10-K of Trinity Industries, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusion about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ TIMOTHY R. WALLACE

Timothy R. Wallace
Chairman, Chief Executive Officer, and President

Date: February 18, 2010

Exhibit 31.2

CERTIFICATION

I, William A. McWhirter II, certify that:

1. I have reviewed this annual report on Form 10-K of Trinity Industries, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusion about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ WILLIAM A. MCWHIRTER II

William A. McWhirter II
Senior Vice President and Chief Financial Officer

Date: February 18, 2010

Exhibit 32.1

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Trinity Industries, Inc. (the "Company") on Form 10-K for the period ended December 31, 2009 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Timothy R. Wallace, Chairman, Chief Executive Officer, and President of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company, as of, and for, the periods presented in the Report.

/s/ TIMOTHY R. WALLACE

Timothy R. Wallace
Chairman, Chief Executive Officer, and President

February 18, 2010

A signed original of this written statement required by Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

Exhibit 32.2

**CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the Annual Report of Trinity Industries, Inc. (the "Company") on Form 10-K for the period ended December 31, 2009 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, William A. McWhirter II, Senior Vice President and Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company, as of, and for, the periods presented in the Report.

/s/ WILLIAM A. MCWHIRTER II

William A. McWhirter II
Senior Vice President and Chief Financial Officer

February 18, 2010

A signed original of this written statement required by Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

TRINITY'S BOARD OF DIRECTORS

John L. Adams
Chairman
Group 1 Automotive, Inc.

Rhys J. Best
Retired Chairman and
Chief Executive Officer
Lone Star Technologies, Inc.;
Chairman, Crosstex Energy LP

David W. Biegler
Chairman and Chief Executive Officer
Southcross Energy LLC

Leldon E. Echols
Private Investor; Retired Executive
Vice President and Chief Financial
Officer, Centex Corporation

Ronald J. Gafford
Chairman, Chief Executive Officer,
and President
Austin Industries, Inc.

Ron W. Haddock
Chairman, AEI
Chairman, Safety-Kleen Systems, Inc.
Chairman, Rubicon

Jess T. Hay
Retired Chairman and CEO
The Lomas Financial Group;
Chairman, Texas Foundation for
Higher Education

Adrian Lajous
Chairman
Oxford Institute for Energy Studies
Oxford, United Kingdom

Charles W. Matthews
Retired General Counsel and
Vice President, Exxon Mobil Corporation

Diana Natalicio, Ph.D.
President
The University of
Texas at El Paso

Timothy R. Wallace
Chairman, Chief Executive Officer,
and President
Trinity Industries, Inc.

TRINITY'S CORPORATE OFFICERS

Timothy R. Wallace
Chairman, Chief Executive Officer,
and President

William A. McWhirter II
Senior Vice President and
Chief Financial Officer

D. Stephen Menzies
Senior Vice President

Mark W. Stiles
Senior Vice President

Madhuri A. Andrews
Vice President,
Information Technology

Antonio Carrillo
Vice President

Donald G. Collum
Vice President and
Chief Audit Executive

Andrea F. Cowan
Vice President,
Human Resources
and Shared Services

Virginia C. Gray, Ph.D.
Vice President,
Organizational Development

Mary E. Henderson
Corporate Controller

John M. Lee
Vice President,
Business Development

James E. Perry
Vice President, Finance
and Treasurer

S. Theis Rice
Vice President and
Chief Legal Officer

Jared S. Richardson
Associate General Counsel
and Secretary

TRINITY'S OPERATING EXECUTIVES

Rail Executives

D. Stephen Menzies
Group President
TrinityRail

Roger D. Wynkoop
Chief Commercial Officer
TrinityRail; President
Trinity Industries
Leasing Company

Construction, Marine, Parts & Components Executives

Mark W. Stiles
Group President

Stephen L. Brown
President
Trinity Highway Products, LLC

Carl Campbell
President
Transit Mix Concrete &
Materials Company

Paul E. Mauer
President
Trinity Marine Products, Inc.

Gregory B. Mitchell
President
Trinity Logistics Group, Inc.

Patrick S. Wallace
President
Trinity Parts & Components, LLC

Energy Equipment Executives

Antonio Carrillo
Group President

Kerry S. Cole
President
Trinity Structural Towers, Inc.

Luis Pardo
President
Trinity Industries de Mexico



Trinity Industries, Inc.

2525 STEMMONS FREEWAY • DALLAS, TEXAS 75207-2401 • 214.631.4420 • WWW.TRIN.NET